82- SUBMISSIONS FACING SHEET

MICROFICHE

REGISTRANT'S NAME OJSC Mining and Metallurgical Company Norilsk Nickel

***CURRENT ADDRESS** Voznesensky Pereulok. 22 "Usadba Center" Moscow, 125993, Russia

~~FORMER~~ New NAME** OJSC MMC Norilsk Nickel

****NEW ADDRESS**

FILE NO. ~~82-5167~~ 82-4270 **FISCAL YEAR 2004** 12-31-04 AR/S

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
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OICF / BY: S. Min
DATE: 12/12/05

Annual Report
OJSC MMC Norilsk Nickel
for the reporting year 2004

CONTENTS

	Page
1. Overview of OJSC MMC Norilsk Nickel and its gold mining assets	3
2. Mission and strategy	5
3. Operating and financial highlights of Norilsk Nickel Group	6
4. Letter from the General Director and Chairman of the Management Board	11
5. Letter from the Chairman of the Board of Directors	16
6. Review of plans made for 2004 and plans for 2005	19
7. Risk factors	21
8. Review of market developments in 2004	22
9. Review of corporate developments	28
10. MMC Norilsk Nickel without gold mining assets (Polus)	
10.1. Description of key operating assets	32
10.2. Mineral resources and ore reserves	36
10.3. Review of operating performance in 2004	41
10.4. Review of sales performance in 2004	51
10.5. Commitment to environmental protection in 2004	53
11. Gold mining assets of MMC Norilsk Nickel (Polus)	
11.1. Description of key operating assets	55
11.2. Mineral resources and ore reserves	59
11.3. Review of operating performance in 2004	61
11.4. Review of sales performance in 2004	63
11.5. Commitment to environmental protection in 2004	64
12. Review of financial performance of Norilsk Nickel Group in 2004	65
13. Review of financial performance of gold mining assets (Polus) in 2004	76
14. Overview of human resources and social policies in 2004	78
15. Share capital and share prices	81
16. Corporate governance report	84
17. Consolidated annual financial statements of OJSC MMC Norilsk Nickel for the year ended 31 December 2004	93
18. Information for shareholders	94
Appendix 1. Report on compliance with the Corporate Governance Code of the Federal Commission for the Securities Market	95
Appendix 2. Interested party transactions of MMC Norilsk Nickel approved by the Board of Directors in 2004	108

Overview of OJSC MMC Norilsk Nickel and its gold mining assets

Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel ("MMC Norilsk Nickel" or the "Company") and its subsidiaries (the "Norilsk Nickel Group" or, the "Group") are the leading producers of palladium and nickel, one of the largest producers of platinum, one of the top ten producers of copper in the world. The Group produces five joint-products: nickel, copper, palladium, platinum and gold, and the following by-products cobalt, rhodium, silver, iridium and ruthenium.

At a meeting held on 15 April 2005 of the Board of Directors of MMC Norilsk Nickel, it was resolved to initiate steps, which would lead to the spin-off of the Group's gold mining assets into a separate new major gold mining company ("NewCo"). This disposal group will consist of a wholly owned subsidiary of MMC Norilsk Nickel, Closed Joint Stock Company "Polus", including its subsidiaries, OJSC Lenzoloto and OJSC Matrosov Mine, (hereinafter "CJSC Polus"), as well as the 20% interest in Gold Fields Limited (South Africa), including all the liabilities directly associated with these assets.

The transaction was announced by MMC Norilsk Nickel on 18 April 2005, subject to the approval by the Company's shareholders at an Extraordinary General Meeting of shareholders of the Company preliminarily scheduled for September 2005

The contemplated transaction, if implemented would:

- create a new large major gold mining company ("NewCo"), with the potential for substantial organic growth within Russia,
- allow NewCo to realize this inherent growth opportunities by enhancing NewCo's direct access to international capital markets,
- provide investors with an exposure to a unique opportunity to invest directly into the largest gold mining company in Russia, and
- in the opinion of the Directors, unlock substantial value for all the shareholders of the Company.

The Board of Directors proposes to structure the transaction in such away that the existing registered shareholders of ordinary shares in MMC Norilsk Nickel would become entitled to ordinary shares in NewCo in exactly the same ratio as their existing shareholding in MMC Norilsk Nickel

In accordance with the formal restructuring plan, approved by the Board of Directors of MMC Norilsk Nickel, the shareholders of the Company will receive a detailed Information Memorandum during August 2005, describing and motivating the creation of NewCo, in order to consider the proposed transaction at an Extraordinary General Meeting of shareholders of the Company, preliminarily planned for September 2005. If the transaction is approved by the shareholders of the Company and based on the existing timetable, the completion of the transaction is expected to be at the end of March 2006.

Due to the planned spin-off of the Group's gold mining assets into NewCo certain sections of this annual report have been presented separately for:

- MMC Norilsk Nickel without gold mining assets (CJSC Polus), and
- Gold mining assets of MMC Norilsk Nickel (CJSC Polus).

This was done to:

- meet the disclosure requirements of International Financial Reporting Standards 5 – ***Non-current assets held for sale and discontinued operations (IFRS5)*** paragraph 30, to present and disclose information that enables the users of financial statements to evaluate the financial effects of the spin-off of the Polus group of gold mining assets in a single transaction, and all the liabilities directly associated with those assets that will be transferred in the transaction,
- illustrate the position of these two stand alone entities operating in different commodity markets after the transaction,

- facilitate more detail discussions and disclosures on the gold mining operations, and
- to pave the way for possible separate disclosure and reporting in the future.

Gold mining assets of MMC Norilsk Nickel (CJSC Polus)

The gold mining assets include gold deposits in Krasnoyarsk, Irkutsk and Magadan regions of the Russian Federation mined by CJSC Polus ("Polus") and its subsidiaries: OJSC Lenzoloto ("Lenzoloto") and OJSC Matrosov Mine ("Matrosov Mine"), plus a 20% interest in Gold Fields Limited (South Africa). Polus is one of the world's major gold producers.

Mission and strategy

Mission – What is the key objective of the Norilsk Nickel Group?

To increase long-term shareholder value

Strategy – How can this objective be achieved?

- Sustainable and effective development of existing production base; reduction of costs and expenditures in main production areas.
- Development of independent energy supplies and secure transportation links.
- Focus on efficient distribution, promotion and marketing of joint products.
- Improvement of financial management and introduction of state-of-the-art information technologies that facilitate higher efficiency of business operations and executive decision-making.
- Adherence to world-class corporate governance and investor relations practices.
- Identification of strategic opportunities in base, precious and other metals where the Norilsk Nickel Group has a strategic interest or a competitive advantage.
- Divestment of non-core assets.

Operating highlights of Norilsk Nickel Group for the year ended 31 December

(in '000 tons or '000 ounces or as noted)

	2004			2003			2002		
	Group	Group without Polus	Gold assets (Polus)	Group	Group without Polus	Gold assets (Polus)	Group	Group without Polus	Gold assets (Polus)[1]
Production volume									
Nickel (tons)[2]	243	243	-	239	239	-	218	218	-
Copper (tons)[2]	447	447	-	451	451	-	450	450	-
Gold (ounces)	1 220[3]	135	1 085[3]	968	136	832	210[1]	126	84[1]
Platinum-group metals (% change compared with previous year)[4]	104%	104%	-	103%	103%	-	101%	101%	-
Palladium (ounces)[5]	439	439	-	226[6]	226[6]	-	-	-	-
Platinum (ounces)[5]	130	130	-	67[6]	67[6]	-	-	-	-
Sales volume									
Nickel (tons)	250[7]	250[7]	-	308[8]	308[8]	-	225	225	-
Copper (tons)	451	451	-	467	467	-	442	442	-
Gold (ounces)	1 221[3]	125	1 086[3]	941	147	794	301[1]	209	92[1]
Palladium (% change compared with previous year)[4]	114%	114%	-	505%[9]	505%[9]	-	37%	37%	-
Platinum (% change compared with previous year)[4]	93%	93%	-	115%	115%	-	74%	74%	-
Palladium (ounces)[5]	850[10]	850[10]	-	223[6]	223[6]	-	-	-	-
Platinum (ounces)[5]	202	149	-	64[6]	64[6]	-	-	-	-

Notes:

(1) The Group's share of production and sales volumes of Polus that develops the Olimpiada deposit is included for the two months from the date of acquisition, i.e. 1 November 2002 to 31 December 2002. The production volume of Polus for the year ended 31 December 2002, was 807 000 troy ounces of gold, and the sales volume was 794 000 troy ounces of gold.

(2) Includes production of metals by the Group companies from purchased materials, including 2 000 tons and 1 000 tons of nickel in 2004 and 2003 respectively, and 35 000 tons, 49 000 tons and 24 000 tons of copper scrap in 2004 and 2003 and 2002 respectively.

(3) The Group through its wholly owned subsidiary CJSC Polus acquired:
- a 57,0% interest in Lenzoloto with effect from 6 April 2004, Lenzoloto mines alluvial gold and the Zapadnoye deposit. Production and sales by Lenzoloto is included for nine months from the date of acquisition, i.e. 6 April 2004 to 31 December 2004. The production volume of Lenzoloto for the year ended 31 December 2004 was 258 000 troy ounces;
- a 57,1% interest in Matrosov Mine with effect from 6 April 2004. Matrosov Mine develops the Natalka deposit. Production and sales by Matrosov Mine is included for the nine moths from the date of acquisition, i.e. 6 April 2004 to 31 December 2004. The production volume of Matrosov Mine for the year ended 31 December 2004 was 14 000 troy ounces. Gold production at the Natalka deposit was suspended in the summer of 2004, and the company started geological exploration on the flanks and deep horizons of the deposit. Based on the results of the exploration the Group plans to assess the deposit for possible open pit mining and processing of ore in large volumes.

(4) Production of platinum-group metals ("PGM") in Russia or sales of PGMs produced in Russia as indicated, which are subject Russian State Secrecy legislation and therefore can not be disclosed.

(5) Production and sales of palladium and platinum as indicated of Stillwater Mining Company.

(6) The Group's share of production and sales volumes of Stillwater Mining Company ("Stillwater") is included for the 6 months from the date of acquisition, i.e. 23 June 2003 to 31 December 2003, and are shown separately. The Group initially acquired a 50.5% ownership in Stillwater at the end of the second quarter of 2003 and an additional 4.9% ownership at the end of the third quarter of 2003 thus increasing its ownership to 55.4%. The production volumes of Stillwater for the year ended 31 December 2003 were 450 000 ounces of palladium and 134 000 ounces of platinum, the sales volumes were 464 000 ounces of palladium and 149 000 ounces of platinum.

(7) Excluding sales of metal purchased from third parties.

(8) Including 60 000 tons of pledged nickel sold.

(9) Excluding 877 169 ounces of palladium used as part of purchase consideration for Stillwater acquisition.

(10) Including sale of 375 000 ounces of palladium outside the Group, which were transferred to Stillwater as part of the purchase consideration for its shares in 2003.

Financial highlights of Norilsk Nickel Group[1] as at 31 December

(in millions of US Dollars or as noted)

	2004			2003			2002		
		Proforma			Proforma			Proforma	
	Group[2]	Group without Polus	Gold assets (Polus)[2]	Group[3]	Group without Polus[3]	Gold assets (Polus)	Group[4]	Group without Polus	Gold assets (Polus)[4]
Metal sales revenue	7 033	6 591	442	5 196	4 897	299	3 094	3 063	31
Gross profit on metal sales	3 854	3 647	207	2 326	2 135	191	1 343	1 331	12
Impairment of goodwill arising on consolidation	115	-	115	-	-	-	-	-	-
Net profit for the year	1 832	1 824	8	861	741	120	584	573	11
Headline earnings	1 878	1 870	8	885	765	120	315[5]	315[5]	-
Cash and cash equivalents	1 346	1 333	13	954	950	4	424	423	1
Investments in associates and securities	1 599	1 193	406	405	291	114	206	206	-
Capital construction-in-progress	1 208	1 142	66	1 150	1 119	31	1 084	1 076	8
Property, plant and equipment	6 644	6 094	550	6 068	5 808	260	5 266	5 018	248
Total assets	13 632	12 850	782	11 253	10 914	339	9 739	9 451	288
Short term borrowings and bank overdrafts	552	540	12	438	438	-	675	675	-
Long term borrowings	657	650	7	169	169	-	147	147	-
Share capital and reserves	10 643	10 035	608	8 547	8 286	261	7 305	7 072	233
Total liabilities	2 989	2 815	174	2 706	2 628	78	2 434	2 379	55
Total number of issued shares (rounded to the nearest millions)	211[6]	-	-	211[6]	-	-	211[6]	-	-
Fully diluted headline earnings per share, US cents	892	-	-	420	-	-	150	-	-
Declared dividend per share, US cents	146[7]	-	-	137[8]	-	-	71[9]	-	-

Notes:

(1) The consolidated annual financial statements of the Group are prepared in compliance with the International Financial Reporting Standards ("IFRS"). Deloitte and Touche were appointed by management to perform an audit of the consolidated annual financial statements for the years ended 31 December 2004, 2003 and 2002 in accordance with International Standards on Auditing ("ISA") and to express an opinion in accordance with ISA on these consolidated annual financial statements.

The proforma financial statements of the Group without Polus and for the gold assets of the Group (Polus) have been prepared to provide shareholders of MMC Norilsk Nickel with illustrative financial information in connection with the planned spin-off of gold mining assets (Polus) from the Norilsk Nickel Group. Intercompany loan accounts, promissory notes and income statement transactions have been eliminated for consolidation purposes, but when standalone financial statements are being prepared these balances and transactions will be grossed up.

(2) The Group's share of the financial results of both Lenzoloto and Matrosov Mine, in which it has interests of 57.0% and 57.1% of share capital respectively are included for nine months from the date of acquisition i.e. 6 April 2004 to 31 December 2004.

(3) The Group's share of the financial results of Stillwater Mining Company ("Stillwater") is included for the 6 months from the date of acquisition, i.e. 23 June 2003 to 31 December 2003. The Group initially acquired a 50.5% ownership in Stillwater at the end of the second quarter of 2003 and an additional 4.9% ownership at the end of the third quarter of 2003 thus increasing its ownership to 55.4%.

(4) The Group's share of the financial results of Polus is included for the two months from the date of acquisition, i.e. 1 November 2002 to 31 December 2002.

(5) Excluding non-cash flow gains on an embedded derivative of USD 269 million in 2002.

(6) Excluding 3 million treasury shares

(7) Interim dividend for 9 months ended 30 September 2004 declared on 26 November 2004 and paid in December 2004.

(8) The annual dividend for 2003 was declared in the amount equal to 9 months of 2003 interim dividend, which declared on 13 November 2003 and paid in February 2004.

(9) The annual dividend for the year ended 31 December 2002 declared on 30 June 2003 and paid within two months.

Revenue distribution by metal in 2004


Gold
7%
Platinum
10%
Palladium
14%
Copper
18%
Nickel
51%

Revenue distribution by markets in 2004


North
America
16%
Asia
11%
Russia
15%
Europe
58%

Revenues
(in Millions of US Dollars)


8,000
6,000
4,000
2,000
0
$4,382
$3,094
$5,196
$7,033
2001
2002
2003
2004

Headline earnings
(in Millions of US Dollars)


2 000
1 500
1 000
500
0
$411
$315
$885
$1 878
2001
2002
2003
2004

Volume of nickel production ('000 tons)


300
250
200
150
100
50
0
223
218
239
243
2001
2002
2003
2004

Volume of copper production ('000 tons)


500
400
300
200
100
0
471
450
451
447
2001
2002
2003
2004

Volume of PGMs production in Russia (as % of the previous year)(1)


110%
100%
90%
80%
100%
101%
103%
104%
2001
2002
2003
2004

Volume of gold production by the Group ('000 ounces)(2)


Polus
MMC Norilsk Nickel excl. Polus
1200
800
400
0
132
210
84
968
832
1 220
1085
2001
2002
2003
2004

Notes:

(1) Excluding platinum group metals produced by Stillwater.

(2) The Group's gold production in 2002 includes Polus' production of 84 000 ounces of gold, consolidated by the Group from the date of acquisition of Polus on 1 November 2002 to 31 December 2002. In total, Polus produced 807 000 ounces of gold in 2002. The Group's gold production in 2004 includes gold production of 257 000 ounces by Lenzoloto and 8 000 ounces by Matrosov Mine from the date of acquisition of controlling equity stakes in these two companies on 6 April 2004 to 31 December 2004. In total, Lenzoloto produced 258 000 ounces of gold, Matrosov Mine - 14 000 ounces of gold in 2004.

Letter from the General Director and Chairman of the Management Board

Dear Shareholders,

In April 2005, the Board of Directors decided to spin-off the gold mining assets of the Group, including Polus and its subsidiaries, and a 20% interest in Gold Fields Limited (South Africa) into a separate new gold mining company ("NewCo"). The proposed spin-off is subject to the approval by the Extraordinary General Meeting of Shareholders preliminarily scheduled for September 2005.

Due to the planned spin-off of the gold mining assets from the Group the results of the Norilsk Nickel Group without its gold mining assets and of Polus will be discussed separately. The impact of the planned spin-off of the gold mining assets from the Group into NewCo, on the results of the Norilsk Nickel Group have been highlighted and a separate section on the gold mining operations of Polus have been included.

Major accomplishments in 2004

During 2004, the Group's market capitalization, using the average annual share price, doubled against the previous year exceeding USD 13 billion. The increase resulted from both strong global demand for most of the Group's products and the successful fulfillment of strategic objectives set by management. Major accomplishments during 2004 included:

- improved Group financial performance;
- assignment of credit ratings by Moody's and Standard & Poor's;
- début Eurobonds issue;
- completion of reorganization of foreign sales distribution network; and
- consolidation of gold mining assets.

Improvement in the Norilsk Nickel Group's financial performance for the year

During 2004 the situation in the base and precious metals markets remained favorable. Several factors influenced world prices for the Group's products last year:

- improvement of economic trends in major economic centers;
- continued growth in China; and
- higher domestic demand for copper.

As a result of a combination of these factors the average annual prices for almost all the Group's products increased as follows: copper by 61%, nickel by 44%, platinum by 22%, palladium by 15% and gold by 13%, when compared with the previous year. In 2004, nickel prices hit a 17-year high, gold prices hit a 16-year high and platinum prices reached a historical maximum level.

Two new mines were put into operation during 2004:

- Skalisty underground mine on the Taimyr Peninsula with a current annual production capacity of 500 000 tons of rich copper and nickel ores, and
- Severny-Gluboky underground mine on the Kola Peninsula with a current annual production capacity of 500 000 tons of disseminated copper and nickel ores.

It is expected that after reaching the design capacity, Severny-Gluboky will mine approximately 6 million tons of ore by 2010, Skalisty mine will mine 800 000 tons of ore by 2010 and 1.7 million tons by 2013.

In 2004, the Group increased nickel production by 2% to 243 000 tons, while the Group's nickel production excluding production of nickel from the purchased materials of 2 000 tons in 2004 amounted to 241 000 tons, 1% more than in 2003. The copper production decreased slightly by 1% to 447 000 tons.

The production of platinum group metals ("PGMs") in Russia increased by 4% as compared with the year before.

In 2004, the Group's metal sales revenue increased by 35% thus amounting to USD 7 033 million. The increase in revenue by USD 1 837 million was mainly due to higher selling prices of all metals produced by the Group, the consolidation of Lenzoloto and Matrosov Mine acquired in April 2004 and the sale of additional palladium from stock by Stillwater.

In 2004, sales of nickel grew by 26% in USD terms, in physical terms sales of nickel amounted to 250 000 tons. In 2004, sales of copper grew 53% in USD terms, in physical terms sales of cooper amounted to 451 000 tons. 94% of nickel and 72% of copper in USD terms were sold outside of Russia. Sales of palladium produced by the Group in Russia increased by 25% in USD terms and by 14% in physical volume. Sales of platinum produced in Russia increased by 26% in USD terms and decreased by 7% in physical volume.

Sales of palladium produced in the US by Stillwater increased from USD 77 million in 2003 (sales for 6 months of 2003 consolidated by the Group) to USD 280 million in 2004. The considerable growth of palladium sales by Stillwater is due to the sale of an additional 375 000 ounces of palladium received from MMC Norilsk Nickel in 2003 as part of the purchase consideration for its shares. Sales of platinum produced by Stillwater increased from USD 39 million in 2003 (sales for 6 months of 2003 consolidated by the Group) to USD 167 million in 2004.

Cost of metal sales in 2004 increased by 11% to USD 3 179 million. The growth in USD terms was mainly due to the appreciation of the Russian Rouble against the US Dollar - average annual Rouble exchange rate increased by 6% in 2004 as compared to 2003. Other factors of cost growth included consolidation of Lenzoloto and Matrosov Mine from April 2004 and Stillwater Mining Company (USA) for the whole 2004 (only 6 last months were consolidated in 2003).

In the context of Rouble appreciation against the US Dollar, and inflation in Russia the cash operating costs increased by USD 198 million or 9% in 2004 to USD 2 475 million. One of the main cost items – labor – increased by USD 34 million or 5%, whereas another – consumables and spares – decreased by USD 137 million or 20% from 2003. The main reasons for increase in cash costs include an increase in repairs and maintenance by USD 40 million due to reconstruction of the second flash furnace at the Nadezhda metallurgical plant and increase in an insurance cost by USD 39 million due to implementation of a new Group's insurance policy aiming to expand insurance coverage over additional property, located on the Taymir peninsula.

Net profit for 2004 more than doubled to USD 1 832 million. Headline earnings amounted to USD 1 878 million as compared to USD 885 million in 2003.

The Group increased its net profit margin from 17% in 2003 to 26% of metal sales revenues in 2004.

Review of Polus's results for the year

Following the consolidation of the Russian gold mining assets, particularly Lenzoloto and Matrosov Mine, the total production of gold by Polus increased to 1 085 000 troy ounces of gold.

In 2004, Polus gold sales revenues increased by 48% from 2003 to USD 442 million. Key factors that contributed to the revenue growth included increase of gold sales in physical terms by 32% as a result of the consolidation of Lenzoloto and Matrosov Mine for the last 9 months of 2004 and an increase of average annual selling prices.

The gross profit on metal sales of Polus increased by 9% to USD 207 million. Meanwhile, the net profit of Polus decreased by USD 112 million to USD 8 million in 2004 mainly due to the impairment of the goodwill arising on the acquisition of Lenzoloto of USD 115 million and operating losses incurred since the date of the acquisition by Lenzoloto of USD 3.5 million and by Matrosov Mine of USD 14.7 million. One of the main reasons for the acquisition of Lenzoloto in 2004 was to acquire a transport and energy infrastructure in the Bodaybo region, which is essential to facilitate the development of the Sukhoy Log gold deposit. Having acquired the infrastructure, Polus has gained a competitive advantage to improve its chances to successfully bid for the Sukhoy Log deposit once the government auctions it.

Assignment of credit ratings by Moody's and Standard and Poor's

To improve our positions in the financial markets, reduce the cost of borrowings and enhance financial policy flexibility, the Group obtained credit ratings from two international rating agencies – Moody's and Standard & Poor's. Moody's assigned the Group a long-term credit rating of Ba1, while Standard & Poor's, a long-term foreign currency credit rating of BB. The aggregate of these two make the Group the best rated among Russian private corporations.

Début Eurobonds issue

Another important event in 2004 was the Group's entry into the Eurobonds market. In September 2004, the Norilsk Nickel Group placed a Eurobond issue through a special purpose vehicle for a total of USD 500 million at 7.125% per annum, maturing in September 2009.

Completion of the reorganization of international sales distribution network

The last step in the reorganization of the international sales distribution network, which was launched in October 2003, was the incorporation of Norilsk Nickel Asia in Hong Kong at the end of 2004. Norilsk Nickel Asia will distribute the Group's products in the Far East and other Asian markets.

As a result of the reorganization of the international sales distribution network Norilsk Nickel Europe Limited (UK) emerged as the key European distributor, and Norilsk Nickel USA as the principal distributor in North America.

The implementation of a distribution policy in 2002-2003 allowed the Group to achieve acceptable geographical diversification of sales and increase the share of long-term contracts and direct sales to end users to planned levels.

Consolidation of gold mining assets

In April 2004, a subsidiary of the Group, Polus, acquired interests in gold mining companies Lenzoloto and Matrosov Mine. Accordingly, their financial and operating results have been consolidated by the Group since the date of acquisition in the second quarter of 2004.

During 2004, Polus continued developing its resource base by acquiring licenses and rights to Panimbinsky ore cluster in the Krasnoyarsk region and the Chertovo Koryto deposit in the Irkutsk region.

The acquisition of a 20% ownership in Gold Fields Limited (South Africa), a world leading gold producer developing gold deposits in Africa and Australia in March 2004 was another important event.

Development of key operating assets

Pursuant to the Production Development Strategy to 2015, the total amount of the Group's capital investment grew to USD 635 million in 2004 from USD 446 million in 2003. Capital investment in production assets increased by 23% from 2003 and amounted to USD 401 million, or 63% of the total capital investments for the 2004 year. Investment in equipment not budgeted by the construction projects and in replacement of the obsolete equipment in Russia increased by USD 62 million and amounted to USD 149 million.

In 2005 - 2006, the Group's efforts will continue to upgrade and reconstruct production facilities and reduce unit cost of production. Major initiatives planned for 2005 include: continue the ramp up of the Severny-Gluboky mine, initiation of a shaft upgrade at the Komsomolsky mine, and starting construction of a new shaft at the Skalisty mine. In 2005, the Group is planning to make a capital investment of USD 727 million.

Strengthening our management team

During 2004, we continued strengthening our management team. In April 2004, Tav Morgan was appointed Deputy General Director. Mr. Morgan is responsible for current operations, production and technical development, mineral and resource base development, fuel and energy complex development and capital construction. In June 2004, the Board of Directors appointed Mr. Morgan as the Deputy Chairman of the Management Board. Prior to joining the Group Mr. Morgan was a project leader and Partner at McKinsey & Company with its Moscow office for 9 years.

In November 2004, David Humphreys was appointed Chief Economist of the Group. He began advising the Management Board and management on metal market development and mining issues, and helping in shaping the Group's development strategy. Prior to joining MMC Norilsk Nickel, Mr. Humphreys worked for Rio Tinto for a total of 18 years, being the Chief Economist for the last 8 years.

In January 2005, the Company appointed Denis Morozov, a Deputy General Director of MMC Norilsk Nickel, as the head of corporate and legal affairs. In his new capacity Mr. Morozov will supervise legal work, the matters related with the Group's securities issued in Russia and internationally, investor relations, the support of the Board of Directors and the Management Board, management of the Group's properties and coordination of the Groups' subsidiaries. In March 2005, the Board of Directors elected Mr. Morozov to the Management Board.

Securing energy supplies and transportation links

Working under extreme conditions in the Taimyr Peninsula above the Arctic circle, we are committed to ensure our own stable and reliable energy supplies and secure transportation links. Consequently, during 2004 we increased our shareholdings in Krasnoyarskenergo and Kolenergo, and commissioned 3 more wells of the Pelyatka gas condensate field during the year.

In March 2005, the Group announced its plans to set up a joint venture with RAO UES of Russia in the Norilsk industrial district. The new company will manage power assets of RAO UES and the Group, which are located in the Taymir Peninsula. MMC Norilsk Nickel will hold 51% in the new entity, with RAO UES holding the remaining 49%.

Management is confident that the unified energy company will help to increase the reliability of the Norilsk industrial district's power system and will secure stability of energy supplies to the Group's operations.

To ensure timely and cost-efficient transportation, which assumes securing transportation of cargos via the Northern Sea route by the proprietary ice breakers, the Group entered into a contract with a Finnish shipbuilder Kvaerner Masa-Yards in August 2004 for the construction of an Arctic container carrier. The new ship is the first in a series of several vessels to replace currently used dry cargo carriers built in Finland in the 1980s to transport the Group's cargo by the Northern Sea route.

Research in palladium applications

Pursuant to the general agreement between MMC Norilsk Nickel and the Russian Academy of Science (RAS) for cooperation in the area of hydrogen energy and fuel cells signed in November 2003, the Company and the RAS signed an Agreement in December 2004 to develop a joint research program aimed at the development and implementation of competitive technologies and materials involving the use of palladium. For this purpose the RAS has set up the scientific center Norilsk Palladium at the Unified Institute of Catalysis of the RAS' Siberian Department.

Environmental matters

We are committed to mitigate the environmental impact of our operations. However, combined with an increase in sulphur content in the ores and other materials (by 8.3% from 2003) at the Taimyr Peninsula, aggregate emissions of pollutants remained at practically the same level in 2004 as compared with the year before. At the Kola Peninsula, the total atmospheric emissions of pollutants were significantly reduced (by 10.3%) compared to the previous year, with the total emissions of sulphur dioxide down by 10.8%.

In 2004, the Group continued a program aiming at the implementation of an integrated system of quality and environment protection management in the core management and productive divisions, meeting the requirements of ISO 9001:2000 and ISO 14001:1996 international standards.

In late 2004, the Group's Management Board approved the Group's Environmental Policy, which determined the following key priorities:

- phased reduction of pollutant atmospheric emissions, primarily sulphur dioxide and solid particles;
- consistent reduction of polluted water discharge; and
- improvement of waste disposal sites in order to reduce environmental impact.

Social policies

In 2004, the Group continued its sustainable social development, which included growth of employees' salaries accordingly with productivity increases, professional development of the employees, and also continued optimizing the number of employees and structure of personnel.

The Group consistently follows the social partnership principle in its labor relations, which underlie all constructive negotiations, reconciliation of interests and establishment of mutual obligations in social and labor relationships. In March 2004, delegates at the conference of employee representatives and the Group gave a positive assessment of the implementation of the 2001-2004 collective agreement, which was decided to be extended for another 3 years.

On behalf of the Group's management, I would like to thank all the employees for their conscientious work, the shareholders and investors for their support and trust and express a deep confidence that with the joint and harmonious work of the employees and the support from shareholders, MMC Norilsk Nickel will continue to strengthen its positions among the leaders of mining industry in the world.

General Director and Chairman of the Management Board — Michael D. Prokhorov

Moscow, 8 June 2005

Letter from the Chairman of the Board of Directors

Dear Shareholders,

The past year was an outstanding year in the life of the Group. The Group achieved a significant progress in the implementation of its long-term strategy aimed at increasing shareholders' value. The Group's market capitalization, using the average annual share price, doubled against the previous year exceeding USD 13 billion. We believe that the planned spin-off of the gold mining assets (Polus) from the Group and the creation of a new major global gold mining company will unlock more shareholders wealth. In 2004, the Group carried out strategic acquisitions, strengthened its management team, and continued to bring its corporate governance in line with international standards. In the context of the favourable situation in the metals markets the Group demonstrated very strong financial results.

Spin-off of the gold mining business

In April 2005, the Board of Directors conceptually approved the demerger of the gold mining assets of MMC Norilsk Nickel, which include Polus and its subsidiaries, and a 20% interest in Gold Fields Limited (South Africa) into a separate new gold mining company ("NewCo"). Subject to the approval of the Extraordinary General Meeting of Shareholders preliminarily scheduled for September 2005, the shares of NewCo will be distributed between the existing shareholders of the Company proportionally to their existing shareholding in MMC Norilsk Nickel. The Board of Directors also plans that after the completion of all the necessary corporate procedures and the incorporation of NewCo, it will seek both Russian and international listings as soon as practicably possible.

The demerger will create a new major global gold mining company with a significant organic growth potential. Polus's consolidated gold production for the 2004 year amounted to 1.1 million troy ounces of gold, with ore reserves and mineral resources estimated in accordance with the principles of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC code) at approximately 64 million troy ounces of gold.

The Board is confident that the demerger will unlock substantial value for all shareholders of MMC Norilsk Nickel. In the opinion of the directors, Newco will provide investors with direct exposure to unique investment opportunities represented by the shares of a company located in Russia as one of the most prospective gold mining regions globally.

Strategic acquisitions

Polus, the gold mining subsidiary of MMC Norilsk Nickel continued to actively increase its resource base.

In April 2004, Polus acquired interests in gold mining companies Lenzoloto and Matrosov Mine and, consequently, consolidated their financial and operating results since the date of acquisition until 31 December 2004. During 2004, Polus also acquired licenses and rights to Panimbinsky ore cluster in the Krasnoyarsk region and the Chertovo Koryto deposit in the Irkutsk region.

In the first quarter 2005, Polus acquired licenses for geologic exploration and development of Mukodeksky deposit in the Irkutsk region, Bamsky deposit in the Amur region, Degdekansky and Eastern deposits in the Magadan region, and 74% of OJSC Pervenets, which holds licenses for the right to use subsurface resources of the Verninskoye and Pervenets deposits in the Irkutsk region.

The acquisition of a 20% ownership in Gold Fields Limited (South Africa), a world leading gold producer with gold deposits in Africa and Australia in March 2004 was another important event.

Working towards securing its energy supplies and transportation links, the Group continued to increase shareholdings in strategic transportation and power assets. In 2004, the Group increased its shareholding in Krasnoyarskenergo to 25.5% and in Kolenergo to 24.8%. The Group also continued to develop the Pelyatka gas condensate deposit near Norilsk having commissioned 3 more wells in 2004.

Corporate governance improvement

The Group continued reorganizing its top management team, aiming to enhance management's efficiency. In early 2004, the restructuring of the Group's non-core assets was allocated into a new business project. Mr. Khagazheev, a former head of the production division of the Group, was appointed first vice-president in charge of this project.

In August 2004, the Board of Directors elected Tav Morgan as Deputy Chairman of the Management Board. Mr. Morgan's responsibilities include current operations, production and technical development, mineral and resource base development, fuel and energy complex development and capital construction.

In March 2005, Denis Morozov was elected by the Board of Directors to the Management Board. Mr. Morozov was also appointed as the head of the Group's corporate and legal affairs. In his new capacity Mr. Morozov will supervise legal work, the matters related with the Group's securities issued in Russia and internationally, investor relations, the support of the Board of Directors and the Management Board, management of the Group's properties and coordination of the Groups' subsidiaries.

In accordance with best global corporate governance practices, the Board of Directors decided to establish an Audit Committee of the Board of Directors in October 2004. The Audit Committee was set up with the purpose to review financial and operational matters of the Group, primarily dealing with the Group's interaction with the external auditors and review of the IFRS financial statements, as well as to monitor and evaluate the efficiency of internal control procedures and risks. An independent director, Guy de Selliers, was elected as the Chairman of the Audit Committee, with two other directors, Andrey Bugrov and Ekaterina Salnikova, also joined the Committee.

The annual report was prepared in line with our commitment to greater information transparency. For the first time the annual report now includes most of the Group's gold ore reserves and mineral resources as audited by independent consultants in accordance with the principles of JORC code.

Additional share swap

Upon the Company's restructuring in 2001-2002, over 3.2 million common shares of RAO Norilsk Nickel owned mostly by the retired employees of the Norilsk Combine were not exchanged for shares in MMC Norilsk Nickel. Acknowledging the merits of these shareholders and their contribution to the successful development of the Company the Board of Directors approved, in October 2004, an additional, third swap of RAO Norilsk Nickel shares for MMC Norilsk Nickel shares for all shareholders which did not exchange their shares during the previous two swap offers during 2001- 2002.

As a result of a 6 month share swap program launched on 1 December 2004, more than 1.2 million shares were exchanged by 31 May 2005. Treasury shares of MMC Norilsk Nickel were used in the swap.

Interim dividend and share repurchase

Due to very strong metal prices in 2004, the Group increased its metals sales revenue to USD 7 033 million and headline earnings to USD 1 878 million in 2004.

Considering the Group's exceptional financial performance reflecting strong metal markets in 2004, the Board of Directors continued declaring interim dividends. Based on a recommendation by the Board of Directors, the Extraordinary General Meeting of shareholders held on 23 November 2004 approved the distribution of an interim dividend for 9 months of 2004 of USD 1.46 (RUR 41.4) per share for a total of USD 308 million. The Board of Directors has also proposed to the Annual General Meeting of shareholders scheduled for 30 June 2005 to approve the total dividend for 2004 of USD 2.47 (RUR 69.4) per share, including the interim dividend previously paid. Subject to shareholders' approval, the additional distribution of dividends to shareholders will amount to approximately USD 200 million. The Board of Directors expects that total dividends for 2004, including both the interim and the annual payouts, will exceed the upper limit set by the Group's dividend policy, which is to distribute 20-25% of the Group's reported IFRS net profit as dividends.

Simultaneously with the distribution of interim dividends, in December 2004, the Board of Directors announced repurchase of 12.5 million shares of MMC Norilsk Nickel at USD 60 (RUR 1 680) per share for a total of USD 757 million (RUR 21 billion). At the closing date of the offer, 17 January 2005, 59.8 million shares were offered for repurchase to the Group, and approximately 12.5 tendered shares were repurchased on a pro rata basis.

On behalf of the Board of Directors, I would like to express satisfaction and thanks to both the Management and the Group's employees for their contribution to the achievement of these results.

I would like to thank the Group's shareholders for their support to our efforts aimed at strengthening MMC Norilsk Nickel's position as a world-class mining company.

Chairman of the Board of Directors Andrey A. Klishas

Moscow, 8 June 2005

Review of plans made for 2004 and plans for 2005

Plans fulfilled in 2004	Plans for 2005
Operations	
√ Improve the production process as part of the production strategy √ Continue reconstruction of the flash smelters (flash smelter #1) at Nadezhda Metallurgical Plant √ Examine collective flotation and high grade matte leaching technologies √ Commission additional wells of the Pelyatka gas condensate deposit	• Adjusting the Group's production strategy accommodating prospective modernization projects • Development of a comprehensive cost reduction program • Improvement of the supply management and repairs and maintenance systems • Research in improvement of extraction rates in enrichment process and further reduction of sulphur emissions by upgrading metallurgical facilities • Set up a joint venture with RAO UES in the Taymir Peninsula
Distribution	
√ Increase sales under long-term contracts[(1)] and to end consumers √ Sign long-term sales contracts[(2)] for PGM supplies with major auto manufacturers √ Completion of the international sales distribution network restructuring	• Sale of all metals produced • Maintain industry and geographical diversification of sales
Finance	
√ Improve financial and working capital management - Introduce a management information system over the next two years	• Complete installation of the automated system for budget planning and translating of the long term corporate efficiency indicators into budgetary indicators; • Installation of the first part of the combined financial and management reporting system, improvement of procedures related to translation of statutory reporting into IFRS reporting; • Improvement of controls, installation of a new automated management system for investment projects
Corporate development	

√ Complete the consolidation of Lenzoloto and Matrosov Mine into the Group
√ Review and pursue new strategic opportunities in Russia and abroad, in particular, in gold mining in Russia:
  √ Examine opportunities for further cooperation with Gold Fields
  - Participate in the auction (tender) for the Sukhoy Log deposit
	• Consolidate gold mining assets
	• Spin-off the gold mining business
	• Examine opportunities for further cooperation with Gold Fields
	• Maximize value of investment in Gold Fields
	• Participate in auctions (tenders) for prospective mineral properties

Corporate governance improvement	
√ Create Committees of the Board of Directors - Introduce a top management performance-based compensation plan	• Conduct regular meetings of the Audit Committee of the Board of Directors • Introduce a top management performance-based compensation plan

Information disclosure and transparency improvement	
√ Publish international audit results of the base metals reserves at the Oktyabrsky, Talnakh and Zhdanovskoye deposits - Conduct international audit of PGM and gold reserves - Disclose PGMs production volumes √ Obtain a credit rating assigned by a leading rating agency	• Publish the results of an international audit of gold reserves • Continue working on disclosure of PGMs' production volumes and reserves

Note:

1. Long-term contract refer to contracts with a term of more than 1 year
2. According to the current licensing procedure, PGM export licenses were granted for a period of 1 year in 2004.

"√" defines a plan that has been implemented;

"-" defines a plan that has not been fully implemented.

Risk factors

Some of the risks outlined below may have a significant effect on the Group's operations, sales, profits, assets, liquidity and capital resources. These risks should be considered in the context of all estimates and projections presented in this annual report. In addition, certain risks, which at present are regarded as insignificant, may eventually become material.

Market risks

Metal prices, as well as global demand, depend largely on the growth rate of the global economy. World prices of the Group's metals have a direct effect on the Group's financial results.

National currency exchange rate

A large portion of the Group's sales are in US dollars. At the same time, a large portion of its expenses are in Russian roubles. Therefore, the changes in the national currency (rouble) exchange rate against the US dollar have an effect on the Group's financial results.

Worker safety and environment protection

Operations of the Group are regulated by a number of legislative acts on worker safety and environmental protection. Changes in legislation in these areas may have adverse effects on production costs and, consequently, the Group's financial results.

Labor regulations

The Group's operations are regulated by a number of legislative acts on labour and social issues. Changes in legislation in these areas, specifically impacting tax and insurance payments related to social insurance and pensions, may have adverse effects on production costs and, consequently, the Group's financial results.

Production

There is a number of risks which cannot be predicted or controlled by the management, such as the harsh weather conditions of the Far North or any force-majeure circumstances that may have a direct effect on the Group's operations. Transportation of supplies and products may be suspended due to bad weather conditions. Major accidents involving energy supply systems, mines, enrichment or metallurgical plants may have a negative effect on the financial results of the Group.

Mergers and acquisitions

The development of the Group is effected, among other ways, through acquisition of companies in Russia and abroad. Such activities carry significant risks that relate to the ability of the Group's management to integrate efficiently the acquired companies, as well as the expected economy on costs and the synergies on acquisition.

Mineral resources and ore reserves

There are risks related to the valuation of mineral resources and ore reserves, in particular, the classification of reserves and resources may change, when new facts become available. The decline of metal prices, the increase of the cost of production or reduction of the metal extraction rates may lead to changes in the classification of mineral resources and ore reserves.

Review of market developments in 2004

Nickel

During 2004, the average annual price on the London Metals Exchange ("LME") increased by almost 44% as compared to 2003 (USD 9 640 per ton) and reached a historical record of USD 13 852 per ton.

Demand

In 2004, global consumption grew by 4% to 1.3 million tons, primarily due to increased production of stainless steel. The main growth in the stainless steel production was in China, South Korea and Taiwan. Nickel consumption in China grew by 17% to 147 thousand tons.

Supply

The global nickel production grew by 4.6% and amounted to 1.3 million tons in 2004.

The Group expects that restrictions on a significant increase in nickel production at the existing facilities, the absence of new large nickel projects to be launched in the near future and the low level of global reserves will limit the mid-term nickel supply.

Average annual nickel price
(US Dollars per ton)

	2004	2003	2002
Nickel	13 852	9 640	6 772

Source: *London Metal Exchange*

Nickel prices on the LME in 2004
(in US Dollars per ton)


18 000
16 000
14 000
12 000
10 000
January 04
March 04
April 04
June 04
August 04
October 04
December 04

Source: *London Metal Exchange*

Copper

During 2004, the average annual LME price of copper increased by 61% as compared with 2003 and amounted to USD 2 868 per ton. By the end of 2004, there was a deficit of copper on the market estimated at 0,6 million tons (approximately 3.6% of the global consumption), which led to reduction of exchanges' stockpiles and price growth.

Demand

The global copper consumption grew by 6.3% from 2003 and amounted to 16.6 million tons in 2004. The main growth in consumption was in South East Asia and, in particular, in China, which remains the world largest consumer of refined copper.

Supply

The global refined copper production increased by 4.8% to 16.0 million tons in 2004. Growth of refined copper production was mainly due to gradual increase of output by a number of major producers. The copper production increased in China, Chile, Australia, Indonesia, Kazakhstan and Germany.

In Russia, the refined copper production increased by 9.1% to 919 000 tons in 2004. Production of primary copper from ores practically did not change, while the growth was mainly on account of recycled copper production. The Group's plants accounted for 48.6% of copper production in Russia.

The Group expects that the copper demand in 2005 will mainly depend on the growth rates of the world economy and China maintaining its active demand.

Average annual copper price

(US Dollars per ton)

	2004	2003	2002
Copper	2 868	1 780	1 560

Source: *London Metal Exchange*

Copper prices on the LME in 2004

(in US Dollars per ton)


3 400
3 100
2 800
2 500
2 200
January 04
March 04
April 04
June 04
August 04
October 04
December 04

Source: *London Metal Exchange*

Palladium

Palladium prices grew during 2004. The average annual price for palladium on the London Platinum and Palladium Market ("LPPM") increased by 14.9% from 2003 and amounted to USD 230 per ounce. During the first half of the year the growing trend, which started in August 2003 continued to a maximum of USD 333 per ounce on 13 April 2004. In the second half of 2004 the price declined to USD 184 by the year end.

Demand

The price growth in the beginning of the second quarter of 2004 was caused by Umicore (Belgium) announcing its plans to replace more expensive platinum in auto catalysts for diesel engines with cheaper palladium. The main reason, which led to weakening of the palladium prices in the second half of 2004 was the supply of surplus palladium stocks to the market, including sales by Stillwater Mining Company (US) of palladium received from the Group as part of consideration for its shares, accompanied by the low demand from the end consumers throughout the year. Overall demand for palladium increased by 13.5% from 2003 to 6.1 million ounces, lagging behind the supply growth in 2004.

The demand for palladium from the auto catalyst producers increased by 5.8% to 3.7 million ounces. Recovery of palladium demand was somewhat halted due to the increase in the share of diesel engines production, consuming less palladium.

The electronics industry demand rose by 2.2% and amounted to 915 000 ounces. Consumption by the jewellery industry skyrocketed due to mass launch of palladium product enterprises in China (the industry demand increased two times). The demand for palladium from other industries, such as chemistry and dentistry, remained stable.

Supply

In 2004, palladium continued to be supplied to the market from stocks, leading to the growth in supply to 7.2 million ounces from 6.5 million ounces in 2003. In addition to production growth by main industry players, the increase of supply resulted from Stillwater Mining Company (US) selling palladium received from the Group as part of consideration for its shares. Overall, the gap between palladium demand and supply slightly decreased during the year.

The Group expects that there will be an excess of palladium supply on the market in 2005 and prices will remain substantially unchanged from 2004.

Average annual palladium price
(US Dollars per troy ounce)

	2004	2003	2002
Palladium	230	200	337

Source: *London Platinum and Palladium Market*

Palladium prices on spot market in 2004
(in US Dollars per troy ounce)


350
300
250
200
150
January 04
March 04
April 04
June 04
August 04
October 04
December 04

Source: *Bloomberg*

Platinum

In 2004, the platinum market was characterized by soaring prices. The average annual price for platinum on the LPPM increased by 22.3% from 2003 and amounted to USD 846 per ounce. During the year the platinum price was above USD 800 per ounce, periodically exceeding USD 900, a record high from 1980.

Demand

In 2004, the demand for platinum increased by 0.8% to 6.5 million ounces, mainly due to increased metal consumption in the automotive industry, while demand from the jewelry industry declined.

European automotive industry was the leader in platinum demand growth, posting a 16% growth rate from 2003 to 1 590 000 ounces. Consumption in the US decreased by 6% to 835 000 ounces, and in Japan increased by 6% to 530 000 ounces. The overall platinum demand grew by 6.9% to 3.4 million ounces, mainly due to the increase in sales of diesel cars, stricter standards of emissions and a higher use of platinum in catalysts.

In 2004, platinum consumption also surged in the glass industry – from 165 000 to 240 000 ounces (by 45%), which was due to the growth of large LCD screens in South Korea and Japan.

Higher platinum prices led to a 9.8% demand reduction by the jewelry industry to 2.2 million ounces. Purchases of platinum by Chinese jewelers declined by 25% to 960 thousand ounces.

Supply

Due to increase of the platinum supply of 3.7% to 6.4 million ounces in 2004 and lower demand growth rate, the deficit of platinum in the market reduced to a minimum of 40 000 ounces (as compared to 500 000 ounces in 2003). The market was practically balanced by the year end.

The Group expects, that further reduction of jewelers' demand for platinum and production growth in the South Africa will allow to avoid deficit on the market and will result in a decrease of platinum prices in 2005.

Average annual platinum price
(US Dollars per troy ounce)

	2004	2003	2002
Platinum	846	692	540

Source: *London Platinum and Palladium Market*

Platinum prices on spot market in 2004
(in US Dollars per troy ounce)


950
900
850
800
750
January 04
March 04
April 04
June 04
August 04
October 04
December 04

Source: *Bloomberg*

Gold

In 2004, the average annual price for gold increased by 12.6% and amounted to USD 410 per troy ounce, hitting the annual record (USD 454 per ounce) on 2 December 2004. Due to decline in production with the simultaneous growth of investment demand, there was a deficit of gold in the market by the year end, estimated at 4 million ounces.

Demand

In 2004, the demand grew 8.2% to 112 million ounces due to the weakened dollar exchange rate and reduced stock market returns, which traditionally drive investment demand for gold.

Despite the growth of the gold price, especially in the fourth quarter of 2004, when it exceeded USD 435 per ounce, the consumption of gold by the jewelry industry increased by 6% to 85.9 million ounces from 81.1 million ounces in 2003.

Supply

In 2004, gold supply was estimated at 108 million ounces, which was 13.3% lower than in 2003. Total gold production in 2004 declined by 3.7 million ounces from 2003. Sales from governments' reserves decreased by 19.4% to 16 million ounces. Inflow of gold scrap also somewhat declined to 26.7 million ounces (as compared to 30.4 million ounces in 2003).

The Group expects that gold prices will follow the US dollar exchange rate against the main world currencies in 2005.

Average annual gold price

(US Dollars per troy ounce)

	2004	2003	2002
Gold	410	364	311

Source: *Bloomberg*

Gold prices on spot market in 2004

(in US Dollars per troy ounce)


500
450
400
350
January 04
March 04
April 04
June 04
August 04
October 04
December 04

Source: *Bloomberg*

Review of corporate developments

The major events in corporate development were:

- acquisition of a 20% interest in Gold Fields Limited (South Africa) in March 2004;
- consolidation of interests in Russian gold mining companies Lenzoloto and Matrosov Mine;
- acquisition of a number of prospective gold mining assets in Russia in 2004 and 2005;
- creation of a joint energy company with RAO UES in the Taimyr Peninsula in 2005; and
- strategic acquisitions of interests in energy companies.

Interest in Gold Fields Limited (South Africa)

In March 2004, the Group acquired 98.5 million ordinary shares, representing approximately 20% of the total number of ordinary shares outstanding of Gold Fields Limited (South Africa) ("Gold Fields"), for ZAR 77.5 per share from Anglo South Africa Capital (Proprietary) Limited for a total consideration of ZAR 7.6 billion (approximately USD 1.2 billion).

To finance the acquisition the Group received an unsecured loan of USD 800 million for 6 months arranged by Citigroup Global Markets Limited. This loan bears interest rate of LIBOR+1.5% per annum.

In October 2004, the Board of Directors supported a public offer by Harmony Gold Limited (South Africa) to shareholders of Gold Fields to sell their shares in exchange for shares in Harmony Gold, by signing an irrevocable undertaking with Harmony Gold to exchange the 20% interest in Gold Fields held by MMC Norilsk Nickel for Harmony Gold shares when certain conditions are met.

In late 2004, the Group participated in joint consultations with Gold Fields and Harmony Gold aimed at considering alternatives that would be mutually acceptable and beneficial for all the parties involved in the effective offer of Harmony to shareholders of Gold Fields.

The Harmony offer expired on 20 May 2005 and was not extended.

MMC Norilsk Nickel is currently reviewing strategic opportunities relating to maximizing the value of its investment in Gold Fields. In May-June 2005, the Group reached an agreement with the management and the Board of Directors of Gold Fields to nominate 2 directors to the Gold Fields Board.

Gold Fields is one of the largest global gold producers and the second largest gold producer in South Africa. In 2004, Gold Fields produced 4.2 million ounces of gold including minority interest. The company has over 80 million ounces of gold in reserves and approximately 184 million ounces in resources. Gold Fields mines gold in Africa and Australia. Gold Fields' shares are listed on the Johannesburg Stock Exchange, its ADRs are traded on both the New York Stock Exchange and the London Stock Exchange.

Consolidation of interests in Lenzoloto and Matrosov Mine

In April 2004, a subsidiary of the Group, Polus, completed the legal formalities related to the acquisition of 50.5% of ordinary shares (65.87% of voting rights) of Lenzoloto and 38% of ordinary shares (50.7% of voting rights) of Matrosov Mine acquired for USD 179 million and USD 35.6 million respectively. Accordingly, the financial and operating results of the two companies have been consolidated with the Group since the date of acquisition in the second quarter of 2004.

In May 2004, an additional 5.2% of the ordinary shares and 2.2% of the preference shares of Matrosov Mine were acquired by the Group for USD 1.5 million.

In July 2004 the Group acquired additional 2.38% ordinary and 4.10% preference shares of Lenzoloto for USD 11.9 million, and 8.46% of ordinary and 3.29% of preference shares of Matrosov Mine for USD 16.6 million.

At the end of 2004, Polus held 57,0% of shares of Lenzoloto and 57,1% of shares of Matrosov Mine.

OJSC Lenzoloto is a holding company, which owns the controlling interest in 10 different gold-mining companies in the Bodaibo area, Irkutsk region, out of which nine companies mine alluvial gold and one mines the Zapadnoye hard rock deposit in the Irkutsk region. Gold production in 2004 was approximately 258 000 ounces. Lenzoloto also controls 8 service companies, which generate and transmit electricity, provide transportation and repairment services, and other services.

OJSC Matrosov Mine develops the Natalka gold deposit in the Magadan region. The Group intends to conduct an additional geological survey of the Natalka deposit in 2005. In accordance with the principles of JORC code the Natalka's indicated and inferred mineral resources have been estimated at 30 million ounces of gold. Gold production at the Natalka deposit was suspended in the summer of 2004.

Acquisitions of prospective gold mining assets in Russia in 2004

In August 2004 , Polus acquired a license for geological survey and mining of gold from ore reserves in the Panimbinsky ore cluster located in the area of the Olimpiada deposit.

In December 2004, Polus also acquired a 100% interest in the share capital of CJSC Tonoda – a company having the rights of geological survey and mining of gold from ores of the Chertovo Koryto ("Devil's Through") deposit in the Irkutsk region. The indicated and inferred mineral resources of the Chertovo Koryto deposit amount to 2 million ounces of gold according to the JORC code principles.

Acquisitions of prospective gold mining assets in Russia in 2005

In January 2005, Polus won a tender to conduct geologic research and exploration of Mukodeksky deposit in the Irkutsk region for a consideration of USD 0.2 million (RUR 5.8 million).

In February 2005, Polus, through its subsidiary LLC Lenskaya Gold Mining Company ("LZRK") acquired 74% of shares in OJSC Pervenets for USD 25.8 million. OJSC Pervenets holds licenses for the use of subsurface resources at the Verninskoye and Pervenets deposits located in the Bodaibo district of the Irkutsk region. In accordance with the principles of JORC code the probable gold reserves of the Verninskoye deposit amount to 1.1 million ounces with average gold grade of 3.3 grams per ton, indicated and inferred mineral resources are estimated at 2.7 million ounces. The Verninskoye and Pervenets deposits, together with the Zapadnoye deposit, form a single ore field, which has significant prospects to further increase its resource base. The management of Polus is planning to start soon an additional exploration of the deposit with a subsequent construction of a gold processing plant with an estimated annual capacity of 150 000 -300 000 ounces of gold.

In February 2005, Polus also won a tender for the right to use subsurface resources at the Bamskoe deposit in the Amur region for a consideration of USD 0.9 million (RUR 25 million).

In March 2005, Polus, through its subsidiary Matrosov Mine won a tender for the right to use subsurface resources at the Degdekansky deposit in the Magadan region for a consideration of USD 1.2 million (RUR 33 million).

In April 2005, Polus, through its subsidiary Matrosov Mine won a tender for the right to use subsurface resources with the purpose of geologic research, exploration and mining of gold at the Eastern site, which is part of the Tokichansky ore field in the Magadan region for a consideration of USD 0.6 million (RUR 18 million). The Eastern site is located in the nearest proximity of the Degdekansky deposit, the license in respect of which was acquired by Polus in March 2005.

Strategic acquisitions of interests in energy companies

Operating above the Arctic Circle, the Group aims at securing control over its main transportation links and energy suppliers. In 2004, the Group:

- acquired additional shares of OJSC Krasnoyarskenergo for USD 5 million, increasing the Group's ownership by 2% to 25.5%;
- acquired additional shares of OJSC Kolenergo, including 7.52% of ordinary shares and 7.31% of preferred shares, for USD 42.3 million, increasing the Group's ownership from 10.0% to 24.8%; and
- invested in the Pelyatka gas condensate field near Norilsk.

Creation of a joint venture with RAO UES in the Taimyr Peninsula in 2005

In March 2005, the Group announced its plans to create a new unified energy company OJSC Norilsk Taimyr Energy Company ("NTEC") with RAO UES of Russia in the Norilsk industrial district. The new company will incorporate OJSC Taimyrenergo, a 100%-owned subsidiary of RAO UES, and Norilskenergo, a division of MMC Norilsk Nickel, with the assets of OJSC Taimyrenergo and Norilskenergo leased to NTEC for 10 years. MMC Norilsk Nickel will own 51% in NTEC, and RAO UES - 49%.

The Group's management is confident that the unified energy company will help to increase operational reliability of the Norilsk industrial district's power system and stability of energy supplies to the Group, as well as to optimize power capacity utilization: in summer, power will be provided by the hydro power plant (operated by RAO UES), and, in winter, by the thermal power plant (operated by Norilskenergo). The Group is studying investment needs in the reconstruction of OJSC Taimyrenergo assets, estimated at approximately USD 70 million over the next 10 years.

In March 2005, the Board of Directors of RAO UES approved the formation of NTEC and the lease of the assets owned by OJSC Taimyrenergo. A similar decision was taken by the Board of Directors of MMC Norilsk Nickel in respect of Norilskenergo in April 2005.

OJSC Taimyrenergo operates two hydro power plants, Ust-Khantaiskaya and Kureyskaya, with aggregate installed capacity of MW 1 041 (45% of electric power produced in the Norilsk industrial district). Norilskenergo operates three thermal power plants, with aggregate installed capacity of MW 1 205 (55% of electric power produced in the Norilsk industrial district and 100% of thermal energy).

Other strategic opportunities in Russia

According to its diversification strategy the Group is engaged in geological exploration of gold and other minerals in Russia. The Group plans to participate in a number of privatization projects of gold assets scheduled for 2005 and 2006.

The Group continued the search for new deposits of platinum, copper and nickel deposits in the Koevsky and Mikchangdinsky sites in the Norilsk region. Search for low-sulphide platinum deposits was conducted within the borders of the Norilsk ore field.

In the Kola Peninsula, geologic research was aimed at the discovery of new copper and nickel deposits for the replacement of the existing resource base of the Kola Peninsula division, as well as at the discovery and estimation of low-sulphide platinum and gold sites.

During 2004, the Group continued exploration at the Tsentralnoye titanium deposit in the Tambov region and Yugo-Vostochnaya Gremyakha titanium deposit in the Murmansk region.

In 2005, the Group plans to conduct geologic and geophysical exploration of prospective sites in the new Kureisko-Gorbiachinsky ore field, re-estimate all the available data for the Norilsk region, and assess the prospects of discovery of rich copper and nickel deposits.

MMC Norilsk Nickel without gold mining assets (Polus)
Description of key operating assets

The Group's operating divisions are:

- Polar Division of MMC Norilsk Nickel and ancillary activities, located in the Taimyr Peninsula[(1)];
- Kola MMC and ancillary activities, located in the Kola Peninsula (incorporating the Pechenganickel and Severonickel Combines);[(1)] and
- Stillwater Mining Company located in Columbus, in the State of Montana in the United States of America, 55.4% of the ordinary shares were acquired by the Group during 2003.

The Group has its headquarters in Moscow. The Group's research institute, Gypronickel, is located in St. Petersburg.

During 2004, the restructuring of the Group's international sales distribution network was completed. As a result of restructuring, Norimet Limited (London) ceased operating as the exclusive distributor of the Group's base and precious metals. The Group sold precious and other metals through its regional distribution subsidiaries: Norilsk Nickel Europe into Europe, Norilsk Nickel USA into the US, and Norilsk Nickel Asia into Asia. From 31 December 2004 the Group ceased selling of cobalt through Norgem, a joint venture with Sogem and will sell cobalt products on its own starting 2005.

RAO Norilsk Nickel holds a palladium export quota, expiring at the end of 2008. MMC Norilsk Nickel holds a platinum export quota expiring at the end of 2006. In the domestic market, gold, silver, and platinum group metals are sold by the Group's sales and marketing division located at the headquarters in Moscow.


Taymir Peninsula
Norilsk
Kola Peninsula
Monchegorsk
St. Petersburg
Gypronickel
Moscow
Headquarters
Norilsk Nickel Europe
London
Stillwater Mining Company
Montana
Pittsburg
Norilsk Nickel USA
Hong Kong
Norilsk Nickel Asia

(1) Throughout this annual report, we will refer to mining and processing activities on:
- the Taimyr Peninsula as "Taimyr Peninsula"; and
- the Kola Peninsula as "Kola Peninsula".

Mining assets of MMC Norilsk Nickel

Deposit and mine	Type of mine	Types of ore extracted [1]
Taimyr Peninsula		
Oktyabrsky deposit		Copper and nickel
Oktyabrsky mine	Underground	Rich, cuprous and disseminated
Taimyrsky mine	Underground	Rich
Talnakh deposit		Copper and nickel
Talnakh mining department [2]		
Komsomolsky mine	Underground	Rich, cuprous and disseminated
Mayak	Underground	Rich and disseminated
Skalisty mine	Underground	Rich
Norilsk-1 deposit		Copper and nickel
Medvezhy Ruchey mine	Open pit	Disseminated
Zapolyarny mine	Underground	Disseminated
Kola Peninsula		
Zdanovskoe deposit		Copper and nickel
Tsentralny mine	Open pit	Disseminated
Severny Gluboky	Underground	Disseminated
Zapolyarnoe deposit		Copper and nickel
Severny mine	Underground	Disseminated
Kotselvaara and Semiletka deposit		Copper and nickel
Kaula-Kotselvaara mine	Underground	Disseminated
Montana, United States of America		
J-M Reef deposit		Platinum group metals
Stillwater Mine	Underground	Sulphide
East Boulder Mine	Underground	Sulphide

Notes:

(1) Rich ores – have a higher content of base and precious metals; Cuprous ores – have a higher content of copper; Disseminated ores –have a lower content of all metals.

(2) In 2003, the Komsomolsky, Mayak and Skalisty mines were included in the Talnakh mining department. The Komsomolsky mine also mines the Oktyabrsky deposit.

Taimyr Peninsula

The Group mines the Oktyabrsky, Talnakh and Norilsk-1 deposits in the Taimyr Peninsula, where it operates seven mines extracting nickel and copper ores with various content of nickel, copper, platinum, palladium, gold and sundry by-products.

In the Taimyr Peninsula, the Group operates the Talnakh and Norilsk Enrichment Plants. The Talnakh Enrichment Plant processes some of the rich and cuprous ores mined at the Talnakh and Oktyabrsky deposits to produce nickel, copper and pyrrhotite concentrates. The Norilsk Enrichment Plant processes the entire volume of disseminated ores from deposits located on the Taimyr Peninsula, a portion of rich and cuprous ores from the Oktyabrsky and Talnakh deposits, and stored pyrrhotite concentrate to produce nickel and copper concentrates.

In the Taimyr Peninsula, the Group operates the Nadezhda Metallurgical Plant, the Nickel and the Copper Plants.

The Nadezhda Metallurgical Plant processes all nickel and pyrrhotite concentrates produced by the Talnakh Enrichment Plant, part of the nickel concentrates from the Norilsk Enrichment Plant (about 15%), and all copper concentrate from the high-grade matte separation shop in the Nickel Plant to produce high-grade matte, copper anodes and elemental sulphur.

The Nickel Plant processes the largest portion of nickel concentrate produced by the Norilsk Enrichment Plant (about 85%), enriched stored pyrrhotite concentrate, and part of the high-grade matte from the Nadezhda Metallurgical Plant, to produce nickel cathodes and cobalt.

The Copper Plant processes copper concentrates produced by the Norilsk and Talnakh Enrichment Plants and copper anodes from the Nadezhda Metallurgical Plant to produce copper cathodes, elementary sulphur and sulfuric acid. The precious metals concentrate production shop, which is a division of the Copper Plant, recovers sludge from the copper electrolysis shops in the Copper Plant and the Nickel Plant to produce precious metal concentrates, metallic silver concentrates, selenium and tellurium.

The Group has outsourced the refining of the precious metal concentrates from the Taimyr Peninsula to independent precious metals refineries (Krasnoyarsk Precious Metals Plant, Prioksk Precious Metals Plant and Ekaterinburg Precious Metals Plant) under toll refining agreements.

The Taimyr Peninsula is not connected to Russia's road and railroad networks. As a result all cargos are shipped to and from the peninsula by sea, river and air.

The Group ships refined nickel and copper to end users and high-grade matte to the Kola Peninsula using the North Sea Route via the Group-owned Dudinka Port located 60 km from Norilsk on the Enisey River. The Group also uses the North Sea Route to receive raw materials and other supplies from Murmansk Commercial Sea Port and Arkhangelsk Commercial Sea Port and during summer months by the Enisey river. The North Sea Route is available for navigation with icebreakers throughout the year, other than during several weeks in late spring when the ice melts and water levels rise. However, the Company plans appropriately and this brief interruption in navigation does not affect the stability of the Company's metal deliveries to the market. The only company providing shipping services on the North Sea Route is the Murmansk Sea Shipping Company.

The Group has a 10-year agreement with the Ministry of Transport of the Russian Federation under which the Government guarantees open shipping lanes via the North Sea Route. As of 2004, the Group held a 43.9% interest in the Enisey River Shipping Company that provides shipping services on the Enisey River, and a 53.1% interest in Arkhangelsk Commercial Sea Port.

The main suppliers of electrical power (55% of electric power and 100% of heat power) to the Group's operations on the Taimyr Peninsula is Norilskenergo, a division of the Group, operating three thermal power plants. The remaining 45% of electric power is supplied by OJSC Taimyrenergo, a wholly-owned subsidiary of RAO Unified Energy Systems (RAO UES) operating two hydro power plants.

In 2005, the Group announced its plans to create a new unified energy company OJSC Norilsk Taimyr Energy Company ("NTEC") with RAO UES of Russia in the Norilsk industrial district. The new company will incorporate OJSC Taimyrenergo, a 100%-owned subsidiary of RAO UES, and Norilskenergo, a division of MMC Norilsk Nickel, with the assets of OJSC Taimyrenergo and Norilskenergo leased to NTEC for 10 years. MMC Norilsk Nickel will own 51% in NTEC, and RAO UES - 49%. The Group's Boards of Directors and the Board of RAO UES approved creation of the new company.

The Taimyr Peninsula receives gas to support its operations from OJSC Norilskgasprom and OJSC Taimyrgas, a subsidiary of the Group, which develops the Pelyatka gas condensate deposit.

Kola Peninsula

The Group mines the Zhdanovskoe, Zapolyarnoe, Kotselvaara and Semiletka deposits in the Kola Peninsula, where it operates four mines extracting disseminated ores containing nickel, copper and sundry by-products.

The Group operates the Pechenganickel's Enrichment Plant, which processes disseminated ores extracted from the Kola Peninsula mines to produce collective copper and nickel concentrates.

The roasting shop at Pechenganickel processes concentrate produced by the Enrichment Plant, which is then processed in the smelting shop to produce high-grade matte for further processing at Severonickel. Severonickel processes high-grade matte received from the Taimyr Peninsula and high-grade matte from Pechenganickel, along with scrap, waste and raw materials from both domestic and foreign suppliers. The key products are nickel and copper cathodes, precious metals concentrates, and sulfuric acid.

The Group has outsourced the refining of the precious metal concentrates from the Kola Peninsula under toll refining agreements to independent precious metals refineries (Krasnoyarsk Precious Metals Plant, Prioksk Precious Metals Plant and Ekaterinburg Precious Metals Plant).

The Kola Peninsula operations are fully connected to other parts of Russia and Europe by roads and railroads. The Kola Peninsula also benefits from the proximity to the Murmansk Commercial Sea Port.

The Kola Peninsula receives electric power from a subsidiary of RAO UES of Russia, OJSC Kolenergo. In 2004, the Group acquired additional shares of OJSC Kolenergo, including 7.52% of ordinary shares and 7.31% of preferred shares, thus bringing the total Group's ownership in Kolenergo from 10.0% to 24.8%.

Montana, USA

Stillwater Mining Company, a majority-owned Group subsidiary, mines the J-M Reef deposit located in Montana, USA. Stillwater operates the Stillwater Mine and East Boulder Mine, extracting sulphide ores containing predominantly palladium and platinum.

Stillwater operates two enrichment plants located adjacent to the two mines and processes concentrate produced by those enrichment plants at at its smelter in Columbus, Montana. Granulated matte with a 2% PGMs content is delivered for further processing to the Stillwater's refinery located next to the smelter where the PGMs content is upgraded to 55-60% in filtercake.

The precious metal refinery of PGM filter cake produced by Stillwater is outsourced to independent precious metal refineries in New Jersey and California, USA.

Geological and geodesic exploration

The Group carries out geological exploration in the Taimyr and Kola Peninsulas and in the Krasnoyarsk and Tambov regions, with a view to develop and enhance its own mineral resource base. The Group has 12 licenses for geological and geodesic exploration of subsurface resources in these regions.

Stillwater's exploration is focused on current delineated PGM reserves and adjacent mineralization along the J-M Reef within the company's mining claims.

MMC Norilsk Nickel without gold mining assets
Mineral resources and ore reserves

Mineral resources and ore reserves of the Talnakh ore field and Zhdanovskoye deposit

Mineral resources and ore reserves as of 31 December 2004 have been subjected to an independent audit carried out by Micon International Co. Ltd. and are stated in accordance with the internationally accepted principles of the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC Code"). For the first time, the audit also included the substantial gold reserves, which are reported herein. As of 31 December 2004, MMC Norilsk Nickel had proved and probable reserves of 399 million tons of ore from the Talnakh Ore Field in the Taimyr Peninsula and from the Zhdanovskoye Deposit in the Kola Peninsula, which contain 6.02 million tons of nickel, 9.02 million tons of copper, and 2.68 million troy ounces of gold. Details of the audited reserves are presented in the table below.

In carrying out their audit, Micon International reviewed all aspects related to the mineral reserves estimation in the Taimyr and Kola Peninsulas. The review involved all the geologic research and ore geology activities, including the methods used to collect geologic information and determine mineral reserves through drilling and sampling, and to estimate and classify the reserves. Meetings were held with persons responsible for each mine and for each unit relating to the issue reviewed. Operating mines were inspected as well as auxiliary geological facilities and analytical laboratories. Micon examined the drilling techniques and respective equipment used, core sample logging and methods of sample collection, chemical analysis methods and reviewed the quality control methods used to check the integrity of the drill hole sample assay database.

Micon performed a detailed examination of the reserve valuation protocols and methods of metal content and volume estimation, and also checked some of those estimates. In addition, Micon re-estimated the mineral reserves in some ore sections at the Oktyabrsky, Taimyrsky, Komsomolsky, Skalisty and Gluboky mine ore zones located in the Talnakh ore field in the Taimyr Peninsula and the Tsentralny ore zone of the Zhdanovskoye deposit in the Kola Peninsula. The results obtained by Micon were compared to the booked reserves for each of the ore zones examined. No material differences were noted between the results obtained by Micon and the mineral reserves recorded by the company.

As indicated above, gold reserves are being reported for the first time resulting from efforts to increase transparency. Efforts to release information regarding platinum group metals also continue to progress. On 3 March 2005, the Russian President signed into law the decision to declassify data on the platinum group metals' reserves, mining, transfer and consumption. It is anticipated that the company's PGM reserves and those reserves not included in the most recently performed audit will be available for public release during 2005.

Mineral resources and ore reserves of the Talnakh ore field and Zhdanovskoye deposit as of 31 December 2004 (1)

Deposit and mine	Type of ore	Volume (2)	Metal content (2)					
		million tons	% Ni	% Cu	g/t Au	Ni in '000 tons	Cu in '000 tons	Au in million ounces
Talnakh ore field (3)								
Proved and probable ore reserves(4)								
Oktyabrsky mine	Rich	41 091	2.54	5.10	0.43	1 045	2 094	0.6
	Cuprous	56 489	1.07	4.83	0.71	605	2 727	1.3
	Subtotal	97 580	1.69	4.94	0.59	1 649	4 822	1.8
Taimyrsky mine	Rich	79 690	2.47	2.74	0.13	1 972	2 185	0.3
	Cuprous	396	0.62	1.69	0.30	2	7	0
	Subtotal	80 086	2.47	2.74	0.13	1 974	2 192	0.3
Komsomolsky mine	Rich	2 000	3.11	2.88	0.18	62	58	0
	Cuprous	20 619	0.61	2.08	0.47	126	429	0.3
	Subtotal	22 619	0.83	2.15	0.45	188	487	0.3
Mayak mine	Disseminated	407	0.73	1.45	0.33	3	6	0
Skalisty mine	Rich	37 570	3.03	2.72	0.14	1 137	1 024	0.2
Subtotal	Rich	160 351	2.63	3.34	0.21	4 215	5 361	1.1
Subtotal	Cuprous	77 503	0.95	4.08	0.64	733	3 163	1.6
Subtotal	Disseminated	407	0.73	1.45	0.33	3	6	0
Total proved and probable		**238 261**	**2.08**	**3.58**	**0.35**	**4 951**	**8 530**	**2.7**
Measured and indicated mineral resources								
	Rich	21 391	4.22	6.00	0.49	903	1 282	0.3
	Cuprous	314	0.35	3.09	0.00	1	10	0
	Disseminated	1 397 087	0.52	1.03	0.19	7 234	14 457	8.5
Total measured and indicated		**1 418 792**	**0.57**	**1.11**	**0.19**	**8 138**	**15 749**	**8.9**
Inferred mineral resources								
	Rich	64 993	3.17	5.22	0.50	2 059	3 396	1.1
	Cuprous	105 615	0.79	2.62	0.46	839	2 764	1.6
	Disseminated	308 520	0.48	0.95	0.16	1 495	2 921	1.6
Total inferred		**479 128**	**0.92**	**1.90**	**0.27**	**4 392**	**9 080**	**4.2**
Zhdanovskoye deposit (5)								
Proved and probable ore reserves(4)		**160,337**	**0.67**	**0.31**	-	**1 068**	**494**	-
Inferred mineral resources		**63,471**	**0.73**	**0.37**	-	**466**	**233**	-

Notes:

(1) The Talnakh Ore Field in the Taimyr Peninsula and the Zhdanovskoye deposit in the Kola Peninsula were classified according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC Code") developed by the Australasian Joint Ore Reserves Committee ("JORC") formed by the Australian Mining Industry Council, The Australasian Institute of Mining and Metallurgy, and The Australian Institute of Geoscientists. The classification of the reserves in accordance with JORC principles have been prepared by the following competent person: Stanley C Bartlett, PGeo, Vice-President, and director of Micon International Co Limited. Reserves are based on the current 2 to 3 year detailed mine production plan, and the base case conceptual mine plan extending to the mine end of life based on economically mineable ore in the A, B and C_1 Russian categories at the end of a given calendar year. Changes from the mineral reserve position of January 1, 2003 as published following Micon's 2003 audit account for reserve depletion by mining, reserve additions due to exploration and development activities, and re-assessment of mining methods, dilution and ore loss factors. Ore reserves and mineral resources from the Norilsk Ore Field in the Taimyr Peninsula, which includes the Medvezhy Ruchey open-pit and Zapolyarny underground mines, were not included in the audit. Ore reserves and mineral resources from the Semiletka, Kaula-Kotselvaara, and Zapolyarnoye deposits in the Kola Peninsula, which includes the Kaula-Kotselvaara open-pit and Severny underground mines, were not included in the audit.

(2) Sub-total and total mass figures may be different to the sum of individual numbers due to rounding.

(3) The Talnakh Ore Field includes Talnakhsky and Oktyabrsky deposits and includes mineral resources of Gluboky and Severny mines.

(4) Proved and probable ore reserves are not included in mineral resources.

(5) Includes ore reserves and mineral resources from the Severny-Gluboky underground mine and the Tsentralny open-pit mine incorporating the Tsentralny and Zapadny pits.

Resource and Reserve definitions according to JORC Code guidelines

- A **'Mineral Resource'** is a concentration or occurrence of material of intrinsic economic interest in or on the earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence into Inferred, Indicated and Measured categories.

- An **'Inferred Mineral Resource'** is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with **a low level of confidence**. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

- An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with **a reasonable level of confidence**. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

- A **'Measured Mineral Resource'** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with **a high level of confidence**. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

- An **'Ore Reserve'** is the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

- A **'Probable Ore Reserve'** is the **economically mineable part of an Indicated**, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. **These assessments demonstrate at the time of reporting that extraction could reasonably be justified.**

- A '**Proved Ore Reserve**' is the **economically mineable part of a Measured Mineral Resource.** It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. **These assessments demonstrate at the time of reporting that extraction could reasonably be justified.**

Proved and probable ore reserves of the J-M Reef deposit

A review of ore reserves as at 31 December 2004 was performed by Behre Dolbear & Company, independent experts in mining, geology and ore reserve estimation. Stillwater has engaged Behre Dolbear to perform independent reviews and evaluate the company's ore reserves since 1990.

Proved and probable ore reserves of Stillwater Mining Company are stated as at 31 December 2004 in accordance with SEC requirements. It is assumed that the proved ore reserves of Stillwater may be mined using the existing mine infrastructure. For the mining of ore from probable reserves additional capital expenditure will be required.

Proved and probable ore reserves of the J-M Reef deposit as of 31 December 2004
(in '000 tons, '000 ounces or as noted)

Deposit and mine	**Volume** ('000 tons)	**Average content** (ounces per ton)	**Content in ounces** ('000 ounces)
J-M Reef deposit			
Stillwater Mine(2)			
Proved reserves	1 971	0,65	1 279
Probable reserves	16 108	0,63	10 138
Total proved and probable reserves(1)	**18 097**	**0,63**	**11 417**
East Boulder Mine(2)			
Proved reserves	1 225	0,46	558
Probable reserves	22 302	0,53	11 886
Total proved and probable reserves(1)	**23 527**	**0,53**	**12 444**
Total proved and probable reserves(2)			
Proved reserves	3 196	0,57	1 837
Probable reserves	38 410	0,57	22 024
Total reserves(1)	**41 606**	**0,57**	**23 861(3)**

Notes:

(1) Key definitions:

- An "**Ore Reserve**" is the economically and legally mineable part of an ore deposit.
- A "**Proved Ore Reserve**" is the reserve for which (a) the volume may be estimated on the basis of reserves identified in locations such as outcrops, trenches, pits, workings and drill holes; metal content and/or quality may be estimated on the basis of detailed samplings; (b) the sites for inspection, sampling, and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth, and mineral content are well established.
- A "**Probable Reserve**" means reserves for which quantity and grade are computed from information similar to that used for proved reserves but the sites for sampling are farther apart or otherwise less

adequately spaced. The level of confidence is lower than for proved reserves, yet sufficiently high to assume a continuity of the ore body between the measuring sites.

- **Proved and probable ore reserves** reflect the variation in the PGM content and structural characteristics of J-M Reef deposit. These variations follow from localized ore and structural impact on the distribution of the economically justified PGM mineralization.

(2) Expressed as ounces of palladium and platinum at the site per short ton (about 907.2 kg) with the ratio of 3.6 to 1. For Stillwater Mine the ratio of palladium to platinum is 3.4 to 1, for East Boulder Mine – 3.7 to 1.

(3) Average mining and processing losses of around 23% should be deducted to obtain an estimate of the ounces extracted.

MMC Norilsk Nickel without gold mining assets (Polus)
Review of operating performance in 2004

Mining

Ore was mined in the Taimyr and Kola Peninsulas in 2004 in accordance with the mining plans developed in line with the Production Development Strategy to 2015.

Taimyr Peninsula

Total ore mined in the Taimyr Peninsula increased by 4.8% to 13.7 million tons from 2003 levels, including a 3.3% increase for rich ore (235 000 tons), a 4.8% increase for cuprous ore (160 000 tons) and an 8.4% increase for disseminated ore (230 000 tons).

Oktyabrsky mine, the largest mine in the Taimyr Peninsula, accounted for 36% of the total mined production and represents 46% of total nickel extracted, 61% of total copper extracted and 53% of PGM extracted.

Average nickel ore grade at the Taimyr Peninsula remained stable at 1.74% in 2004 (1.73% in 2003), while the average copper grade decreased slightly from 3.13% in 2003 to 3.04% in 2004 and PGM content decreased by 1.63% from 2003 on an index basis.

Kola Peninsula

Kola Peninsula operations increased mining output by 1.1% to 6.7 million tons as compared to 2003. This figure includes 194 000 tons of ore from the Severny-Gluboky mine at the Pechenganickel Combine which was commissioned in the fourth quarter of 2004. Severny-Gluboky is expected to produce 500 000 tons of ore annually at full capacity, offsetting the scheduled reduction of ore mined at the Tsentralny open-pit mine.

Metal grades mined were marginally better than in 2003, with the average nickel grade increasing from 0.68% in 2003 to 0.70% in 2004, copper grade increasing from 0.29% to 0.30%, and PGM grade increasing by 2% from 2003 on an index basis.

Distribution of ores mined in the Taimyr and Kola Peninsulas in 2004


Disseminated
47%
Rich
36%
Cuprous
17%

Distribution of PGMs extraction by mine in the Taimyr Peninsula in 2004


Medvezhy Ruchey
6%
Zapolyarny
6%
Talnakh
19%
Oktyabrsky
53%
Taimyrsky
16%

Distribution of nickel extracted by mine in the Taimyr Peninsula in 2004


Zapolyarny
2%
Medvezhy Ruchey
1%
Talnakh
15%
Oktyabrsky
46%
Taimyrsky
35%

Distribution of copper extracted by mine in the Taimyr Peninsula in 2004


Zapolyarny
1%
Medvezhy Ruchey
1%
Talnakh
14%
Taimyrsky
22%
Oktyabrsky
61%

Distribution of nickel extracted by mine in the Kola Peninsula in 2004


Tsentralny
63%
Severny
25%
Kaula-Kotselvaara
13%

Distribution of copper extracted by mine in the Kola Peninsula in 2004


Tsentralny
59%
Severny
27%
Kaula-Kotselvaara
15%

Enrichment

Taimyr Peninsula

Overall metal recoveries at the Norilsk Enrichment Plant decreased, with nickel recovery to nickel concentrate dropping from 72.7% in 2003 to 70.4% in 2004 and copper recovery to copper concentrate reducing from 72.2% in 2003 to 71.9% in 2004. The decrease was lagely effected by changes in the ore processing, whereby processing of rich ores was shifted from the Norilsk Enrichment Plant to the Talnakh Enrichment Plant. This change resulted in maintaining the overall extraction rates at the Taimyr Peninsula enrichment plants at the 2003 level, and yielded a net reduction in enrichment costs.

During 2004 the Talnakh Enrichment Plant continued to develop the selective-collective-selective ("SCS") enrichment process, increasing nickel and copper recoveries into respective concentrates as compared to the direct selection method. Nickel recovery to nickel concentrate increased to 73.9%, 0.5% above 2003 levels. Copper recoveries increased to 76.4%, 0.2% above 2003 levels. The SCS process development, which also reduces total metal losses in tailings, makes it possible to further use the waste in the tailings for backfilling voids in underground mining areas.

Following the approval in 2004 of the temporarily agreed sulphur dioxide emission reduction schedule for the Taimyr Peninsula to 2009, the Group adopted an action plan in the second half of 2004 ensuring compliance with the set limits subject to preservation of the current production levels. Key actions include:

- shifitng rich ore processing (swap of ores) from the Norilsk Enrichment Plant to the Talnakh Enrichment Plant; and
- reconstruction of the nickel flotation scheme at the Talnakh Enrichment Plant, introducing fine grinding of nickel concentrates from ore.

Kola Peninsula

In 2004 the enrichment plant of the Pechenganickel combine continued to implement measures to improve the quality of concentrate while preserving metal recoveries, including:

- modernization of the crushing stage with installation of new ball mills and hydro-cyclones;
- modernization of the third flotation section with installation of new flotation machines; and
- introduction of an automated process control system.

As a result of the above measures, nickel grades in nickel concentrate increased from 8.0% in 2003 to 8.4% in 2004, and copper grades in copper concentrate increased from 3.4% to 3.6%, respectively.

Reduction of nickel recovery rates from 76.3% in 2003 to 74.5% in 2004 and of copper recovery rates from 82.6% to 74.5% in 2004 at the Pechenganickel combine was a result of changes in the make-up of materials processed – treating a larger portion of material with mineralogical characteristics less amenable to flotation To a lessor degree, the recoveries were impacted by metal losses experienced with the commissioning of the first technological line for the production of higher strength concentrate briquettes for smelting in the roasting shop.

Metallurgy

Extraction rates at the Taimyr Peninsula

In metallurgical processing at the Taimyr Peninsula, extraction of copper to final products increased from 94.5% in 2003 to 94.7% in 2004, with a reduction of nickel extraction rate from 93.2% to 92.9%, which resulted from the decreased volumes of nickel production from work-in-progress as compared to 2003.

Extraction rates at the Kola Peninsula

In 2004, as a result of work aimed at reducing losses and increasing base metal extraction, Severonickel increased nickel extraction to final products from 96.9% to 97.2% and copper extraction from 96.5% to 96.7% as compared to the previous year.

Metal production at Taimyr and Kola Peninsulas

The growth of nickel production at the Kola Peninsula from 72 000 tons in 2003 to 96 000 tons in 2004 is explained by an increase in high-grade matte supplies from the Taimyr Peninsula. Production of 36 000 tons of nickel by the Kola Peninsula from own ores compares to 35 000 tons in 2003. Reduction of copper production at the Kola Peninsula under processing agreements for raw materials supplied by the Taimyr Peninsula was due to reduction of processing copper scrap purchased by the Taimyr Peninsula for further processing at the Kola Peninsula from 49 000 tons in 2003 to 35 000 tons in 2004.

As a result of increased production and processing of ores, production of nickel by the Group from own raw materials increased by 1.3% from 238 000 tons in 2003 to 241 000 tons in 2004. Considering nickel production from materials purchased by the Taimyr Peninsula – 1 000 tons of nickel in 2003 and 2 000 tons of nickel in 2004 - total nickel output of the Group increased in 2004 to 243 000 tons (from 239 000 tons in 2003).

Production of copper from own raw materials increased by 2.5% from 402 000 tons in 2003 to 412 000 tons in 2004. The growth in copper production was due to increased copper content in ore, and increased volumes of processing of materials under agreements with third-party contractors engaged to process off-balance sheet resources. As a result of reduced production of copper from raw materials purchased by the Taimyr Peninsula, from 49 000 tons of copper in 2003 to 35 000 tons of copper in 2004, total copper output of the Group dropped from 451 000 tons in 2003 to 447 000 tons in 2004.

In 2004 the output of PGMs increased considerably at the Kola Peninsula (by 68% from 2003) due to processing of stocked materials impregnated with precious metals (products of radioelectronic elements processing) and increased content of PGMs in ore by 2.7% as compared to 2003. Considering the growth of PGM production by the Taimyr Peninsula by 4% in 2004, total volume of PGM production by the Group (without account of metal produced by Stillwater) increased by 4%.

Production of gold by the Group (without account of Polus) remained stable at 135 000 ounces compared to 2003 (136 000 ounces).

Metal production at Montana, USA

In 2004 the production volumes of Stillwater dropped to 439 000 ounces of palladium from 450 000 ounces in 2003 and to 130 000 ounces of platinum from 134 000 ounces in 2003. In 2003, the Group consolidated the production volume of Stillwater for the second half of 2003, which amounted to 226 000 ounces of palladium and 67 000 ounces of platinum.

Key reasons for the drop in production in 2004 included suspension of production as a result of a trade union strike at the Stillwater mine and a delay in production start-up at the East Boulder mine.

Operational outlook for 2005 and 2006

In 2005 – 2006, with the benefit of expected market strength, efforts will continue to gear up operations for lean, cost efficient production growth. While the company continues to work on increasing production volumes, the focus will broaden to include overall unit cost reduction.

Major initiatives planned for 2005 include: continued ramp up of the Severny-Gluboky mine, initiation of the shaft upgrade at Komsomolsky mine, and commencing construction of the new shaft at the Skalisty mine.

The cost reduction focus, in combination with these capital projects (which are part of a developing balanced capex plan to refurbish/replace older assets and create options for production growth), is expected to put the Group on solid ground to supply the rapidly growing demand for nickel and copper in the coming years.

Efforts will continue to evaluate market strength, and leverage the processing of intermediates and semi-finished materials when appropriate.

Ore mined and metal grades at the Group's mines (excluding Polus and Stillwater)

(in '000 tons or as noted)

Deposit and mine	Type of ore	2004	2003	2002
Taimyr Peninsula				
Oktyabrsky mine	Rich	3 855	3 960	4 139
	Cuprous	1 055	896	572
	Disseminated	26	28	28
Taimyrsky mine	Rich	3 127	2 971	2 925
Talnakh mining department(1)	Rich	312	128	172
	Cuprous	2 420	2 419	2 396
	Disseminated	505	518	477
Zapolyarny mine	Disseminated	1 206	1 195	1 388
Medvezhy Ruchey mine	Disseminated	1 240	1 006	993
Total ore mined	Rich	7 294	7 059	7 236
	Cuprous	3 475	3 315	2 968
	Disseminated	2 976	2 746	2 886
	Total	**13 745**	**13 120**	**13 090**
Average metal grades				
Nickel, (%)		1,74	1,73	1,78
Copper, (%)		3,04	3,13	3,11
PGM (% change compared with previous year)		98,4	103,0	98,7
Kola Peninsula				
Tsentralny mine	Disseminated	5 124	5 305	5 618
Severny mine	Disseminated	675	656	649
Severny-Gluboky	Disseminated	194	-	-
Kaula-Kotselvaara mine	Disseminated	699	657	641
Total ore mined	**Total**	**6 692**	**6 618**	**6 908**
Average metal grades				
Nickel, (%)		0,70	0,68	0,66
Copper, (%)		0,30	0,29	0,29
PGM (% change compared with previous year)		102,0	100,5	104,3

Notes:

(1) In 2003, the Mayak, Skalisty and Komsomolsky mines were included in the Talnakh mining department.

Metal extraction by the Group's enrichment plants (excluding Polus and Stillwater)

(in percentages

	2004	2003	2002
Taimyr Peninsula			
Extraction of metal from the enrichment processes			
Norilsk Enrichment Plant			
Nickel concentrate			
Nickel	70,4	72,7	68,0
Copper	20,5	21,6	21,5
Copper concentrate			
Nickel	7,7	7,6	6,9
Copper	71,9	72,2	69,8
Talnakh Enrichment Plant			
Nickel concentrate			
Nickel	73,9	73,4	73,8
Copper	21,0	21,0	22,2
Copper concentrate			
Nickel	5,0	5,4	5,4
Copper	76,4	76,2	75,2
Pyrrhotite concentrate			
Nickel	7,3	7,2	6,8
Copper	1,1	1,2	0,9
Total metal extraction in the Taimyr Peninsula			
Nickel	84,0	84,2	83,6
Copper	96,6	96,7	96,6
Extraction of metal from concentrate in the metallurgical processes			
Nickel	92,9	93,2	92,8
Copper	94,7	94,5	94,6
Kola Peninsula			
Pechenganickel Enrichment Plant No. 1			
Collective concentrate			
Nickel	74,5	76,3	74,4
Copper	74,7	82,6	74,6
Severonickel metallurgical operations			
Nickel	97,2	96,9	96,2
Copper	96,7	96,5	96,6

Volume of metal produced by the Group (excluding Polus)

(in '000 tons or '000 ounces or as noted)

	2004	2003	2002
Taimyr Peninsula			
Electrolytic nickel (tons)	127	132	120
Electrolytic copper (tons)	353	345	365
Platinum-group metals (ounces) (% change compared with previous year)	104%	102%	101%
Gold (ounces)	123	122	116
Kola Peninsula			
Nickel			
From own ores (tons)	36	35	33
Materials from Taimyr Peninsula [1] (tons)	80	72	65
Materials from external customers (tons)	-	-	2
Total nickel (tons)	116	107	100
Electrolytic copper			
From own ores (tons)	16	15	21
Materials from Taimyr Peninsula[1] (tons)	78	91	64
Materials from external customers (tons)	-	-	4
Total copper	94	106	89
Platinum-group metals (ounces) (% change compared with previous year)	168%	143%	68%
Gold (ounces)	12	14	10
Stillwater Mining Company			
Palladium (ounces)	439	226[2]	-
Platinum (ounces)	130	67[2]	-
Total volumes of metal produced by the Group (without Polus)			
Electrolytic and carbonyl nickel			
Produced from own ores[1,3] (tons)	243	239	218
Materials from external customers (tons)	-	-	2
Total nickel (tons)	243	239	220
Electrolytic copper			
Produced from own ores[1,3] (tons)	447	451	450
Materials from external customers (tons)	-	-	4
Total copper (tons)	447	451	454
Platinum-group metals (ounces) (% change compared with previous year)[4]	104%	103%	101%
Palladium (ounces) [5]	439	226[2]	-
Platinum (ounces)[5]	130	67[2]	-
Gold (ounces)	135	136	126

Notes:

(1) Includes production of metals by the Group companies from purchased materials, including 2 000 tons and 1 000 tons of nickel in 2004 and 2003 respectively, and 35 000 tons, 49 000 tons and 24 000 tons of copper in 2004 and 2003 and 2002 respectively.

(2) Production volumes of Stillwater Mining Company ("Stillwater") as noted for the last six months of 2003, production from the Group's Russian mines is not included. The Group initially acquired a 50.5% ownership in Stillwater at the end of the second quarter of 2003 and an additional 4.9% ownership at the end of the third quarter of 2003 thus increasing its ownership to 55.4%. The production volumes of Stillwater for the year ended 31 December 2003 were 450 000 ounces of palladium and 134 000 ounces of platinum.

(3) The nickel and copper production also includes insignificant volumes of metals produced for internal needs, and also value-added metal in respect of copper.

(4) PGM refining in Russia was outsourced to the following independent refineries: Krasnoyarsk Precious Metals Plant, Prioksk Precious Metals Plant, and Ekaterinburg Precious Metals Plant.

(5) Platinum and palladium produced by Stillwater.

MMC Norilsk Nickel without gold mining assets (Polus)
Review of sales performance in 2004

As a result of the restructuring of the Group's international sales distribution network, which started in 2003, in 2004, the Group's base metals were sold in Europe through the Group's new distribution company – Norilsk Nickel Europe, in the US – through Norilsk Nickel USA, and in Asia – through Norilsk Nickel Asia.

The implementation of a distribution policy in 2002-2003 allowed the Group to achieve acceptable geographical diversification of sales and increasing the share of long-term sales contracts and direct sales to end users to desirable levels.

Sale of metals produced by the Group without gold mining assets (Polus)

(in '000 tons or '000 ounces or as noted)

Products	2004	2003	2002
Nickel			
Export sales[1] (tons)	244	296[2]	214
Domestic sales (tons)	6	12	11
Total nickel (tons)	**250**	**308**	**225**
Copper			
Export sales[1] (tons)	329	370	357
Domestic sales (tons)	122	97	85
Total copper (tons)	**451**	**467**	**442**
Palladium (% change compared with previous year)[3]	114%	505%[4]	37%
Platinum (% change compared with previous year)[3]	93%	115%	74%
Palladium (ounces)	850[6]	223[5]	-
Platinum (ounces)	202	64[5]	-
Gold (ounces)	125	147	209

Note:

(1) In 2002 the metals were sold abroad by Norimet Limited and the Group directly. Excluding sales of metals purchased from third parties.

(2) Including 60 000 tons of pledged nickel sold.

(3) Sales of platinum group metals produced by the Group in Russia, which is subject to State Secrecy legislation.

(4) Excluding 877 169 ounces of palladium used as part of the purchase consideration of Stillwater.

(5) The Group's share of sales volumes of Stillwater for the last six months of 2003, sales from the Group's Russian mines is not included. The Group initially acquired a 50.5% ownership in Stillwater at the end of the second quarter of 2003 and an additional 4.9% ownership at the end of the third quarter of 2003 thus increasing its ownership to 55.4%. In 2003 Stillwater sold 464 000 ounces of palladium and 149 000 ounces of platinum.

(6) Including sale of 375 000 ounces of palladium transferred by the Group to Stillwater in 2003 as part of purchase consideration for its shares in 2003.

Nickel

During 2004 the Group sold 250 000 tons of nickel, which is 58 000 tons less than in 2003. The reduction is due to the fact that in 2003 about 60 000 tons of nickel were sold from stock which had been used as collateral against a syndicated loan received from banks. If one does not take into account the sale of pledged nickel, sales of nickel grew by 2 000 tons from 2003.

As a result of lower demand in Russia, sales of nickel in the domestic market dropped from 12 000 tons in 2003 to 6 000 tons in 2004. The decreased demand for primary nickel in Russia was due to significant growth of prices and utilization of stocks by end users.

Copper

In 2004 copper sales went down to 451 000 tons as compared to 467 000 tons in 2003. Excluding the sale of 17 000 tons of copper from stockpiles in 2003, sales of copper in 2004 practically did not change as compared with 2003 (in fact, increased by 1 000 ton).

Of total copper sales in 2004, export sales amounted to 329 000 tons (370 000 tons in 2003), and domestic sales to 122 000 tons (97 000 tons in 2003). Most of export sales were to Europe.

Palladium and platinum

Despite a difficult market situation and a considerable surplus on the palladium market, the implementation of the new distribution strategy and restructuring of the international sales distribution network enabled the Group to sell all the PGMs produced in 2004. The sales of palladium produced by the Group in Russia in 2004 increased by 14% in physical terms, while the sales of platinum in physical terms decreased by 7% from 2003.

Following the consolidation of the full annual Stillwater's sales in 2004, the most of PGMs were sold in North America, which accounted for 53% of palladium and 44% of platinum sales. The Stillwater's own sales in 2004 amounted to 850 000 ounces of palladium, which included sales of 375 000 ounces of metal transferred by the Group in 2003 as part of consideration for Stillwater shares. Europe accounted for the Group' 26% of palladium and 39% of platinum sales. The South East Asia accounted for 21% of palladium sales and platinum – 16% in 2004.

Gold

The Group sold almost all gold produced in the Taymir and Kola Peninsulas to Gokhran (State reserves of the Russian Federation) and to commercial banks at a minimum discount from the global gold price. Gokhran is the division of the Ministry of Finance of the Russian Federation, which purchases, stores and sells precious metals on behalf of the Russian government. Sales of gold produced by the Group (excluding Polus) reduced slightly in physical terms from 147 000 ounces in 2003 to 135 000 ounces in 2004.

MMC Norilsk Nickel without gold mining assets (Polus)
Commitment to environmental protection in 2004

A key goal undertaken by the Group is to reduce emission in the atmosphere and to improve the environmental situation in both the Taimyr and Kola Peninsulas.

The Production Development Strategy to 2015 approved by the Board of Directors identified a number of initiatives aiming at addressing the environmental problems. In 2004, the Group continued to modernize technological facilities, install state-of-the-art dust and gas purification facilities, reconstruct and overhaul gas purification systems, and seal off emitting process streams.

As a result of an increase in sulphur content in the ores and other materials (up by 8.3% from 2003) at the Taimyr Peninsula, aggregate emissions of pollutants remained practically at the same level as compared with the year before.

At the Kola Peninsula, the total atmospheric emissions of pollutants were significantly reduced (by 10.3%) compared to the previous year, with the total emissions of sulphur dioxide down by 10.8%.

Implementation of environment protection management system

In 2004, the Group continued a program aimed at the implementation of an integrated system of quality and environment protection management in the core management and production divisions, meeting the requirements of ISO 9001:2000 and ISO 14001:1996 international standards.

As part of the program, independent consultants from CJSC Bureau Veritas Rus performed a diagnostic audit for compliance with ISO 9001:2000 and ISO 14001:1996 at the Taimyr Peninsula in 2004. During 2004 the Group started to identify environmental aspects and developed a program for the implementation of an environment protection management system at the Taimyr Peninsula.

In November 2004, the Taimyr Peninsula operations received certificates of compliance with ISO 14001:1996.

At Kola Peninsula operations, the quality management system of Pechenganickel was certified in accordance with ISO 9001:2000 to extend the existing certifications.

Taimyr Peninsula

Key activities to decrease atmospheric emissions in 2004 comprised of the following:

- completed reconstruction of the first flash smelter with modernization of gas emission purification systems at the Nadezhda Metallurgical Plant;
- initiated reconstruction of the second flash smelter with modernization of gas emission purification systems at the Nadezhda Metallurgical Plant;
- completed reconstruction of the technological and suction gas evacuation system and elementary sulphur production section of the Copper Plant, and
- commenced design work and assembly of equipment for the replacement of the waste heat boiler and catalyst to optimize sulphur production at the Copper Plant.

Key activities to protect and rationalize the use of water resources in 2004 comprised of the following:

- reconstructed chimney-type cooling towers of the Copper Plant which resulted in the termination of polluted waste water being discharged to the Schuchia river of 300 000 cubic meters per year;
- development of construction projects for local wastewater purification facilities and modular purification units for the Norilsk railway; and
- conducted research on environmental effect of industrial effluents on water reservoirs of the Norilsk Industrial District and the development of purification methods for sewer water.

Kola Peninsula

The Group complies with the guidelines of the Convention on Trans-Border Air Pollution and is significantly ahead of schedule with the targets set by the Convention to reduce sulphur dioxide emission in the Kola Peninsula.

In order to reduce potentially harmful emissions and improve the ecological situation in the Kola Peninsula, the Group is reconstructing the metallurgical facilities at Pechenganickel with the assistance of the Norwegian and Swedish governments.

In 2004, Pechenganickel reconstructed the roasting shop, installing and testing a new briquette-making technological line. The Group also modernized the sulphuric acid shop and increased the rate of converter gas utilization through improved sealing of technological equipment and modernization of converter dust chambers (utilization rate increased by 15% from 2003).

In 2004, initiatives aimed at reducing pollutant emissions at Severonickel included the following:

- started the construction of a pilot scale two zones Vanukov furnace;
- completed the reconstruction of the suction systems in the refining shop, and the implementation of the purification of suction gases of dust containing non-ferrous metals;
- establishing indigenous flora on the industrial sites territory of 5.65 ha; and
- re-cultivation of lands in Monchegorsk district affected by emissions from Severonickel.

Gold mining assets of MMC Norilsk Nickel (Polus)
Description of key operating assets

CJSC Polus, a wholly owned subsidiary of the Group develops and mines hard rock gold deposits and alluvial gold, and operates gold mining subsidiaries in Russia. Polus has controlling interests in Lenzoloto located in the Irkutsk region and Matrosov Mine located in the Magadan region. Polus's headquarters are located in Moscow.

In 2004, gold produced by Polus was sold to commercial banks at a discount from the global gold price. The discount approximates the amount of the buyer's overhead expenses for the export of gold.

In March 2005, Polus obtained an export license from the Ministry of Economic Development of Russia granting the company the right to sell gold for export directly. This enables the company to use export contracts to arrange pre-export (and, in the long term, project) financing. Polus has entered into a contract for supply of 15 ton of gold for export in 2005.

In addition, in 2005, Polus has revised the distribution of refined gold produced by its subsidiaries and associates, resulting in all gold being sold through Polus, with the latter acting as an agent.


Matrosov Mine
Magadan
Headquarters
Moscow
Polus
Krasnoyarsk
Irkutsk
Lenzoloto

Gold mining assets of Polus[1]

Deposit and mine	Percentage of Group's ownership	Region	Type of mine	Deposit/Type of ores
Olimpiada deposit[2]	100%	Krasnoyarsk		Gold ores
Olimpiada mine			Open pit	Oxidized and sulphide
Alluvial gold [3]	57.0%	Irkutsk	-	Gold sands
Zapadnoe deposit[4]	100%	Irkutsk		Gold ores
Zapadnaya mine			Open pit	Gold quartz-veined and vein disseminated
Natalka deposit[5]	57.1%	Magadan		Gold ores
Matrosov Mine			Underground	Gold quartz and low-sulphide

Notes:

(1) CJSC Polus, directly of via its subsidiaries, also holds licenses for geological exploration and development of a number of deposits in the Krasnoyarsk, Irkutsk, Magadan and Amur regions.

(2) Oxidized ores mined at the Olimpiada deposit have a higher gold grade than sulphide ores.

(3) Alluvial gold in the Irkutsk region is mined by Lenzoloto.

(4) In 2004, the Zapadnoe deposit was mined by Lenzoloto, and starting from 2005 – by LLC Lenskaya Gold Mining Company (established in September 2004), which is a 100% subsidiary of Polus.

(5) The Natalka deposit is developed by Matrosov Mine.

Olimpiada deposit

Polus mines the Olympiada deposit in the Krasnoyarsk region and extracts oxidized and sulphide ores containing gold. At Severo-Eniseysk Polus operates two gold-extraction plants:

- Gold extraction plant No. 1, which was commissioned in 1996, uses the hydrometallurgical production technology to process rich oxidized ore with a capacity of 1.5 million tons of ore per year, and
- Gold extraction plant No. 2, which was commissioned in 2001, uses the biohydrometallurgical production technology (bio-leaching technology) to process refractory sulphide ores with a capacity of 3 million tons of ore per year.

Polus has outsourced the refining of gold to an independent precious metals refinery, Krasnoyarsk Precious Metals Plant.

Polus receives electric power from a subsidiary of RAO UES of Russia, OAO Krasnoyarskenergo. In 2003, the Group acquired 1% of the ordinary shares in RAO UES of Russia. In the beginning of 2004, the Group increased its shareholding in Krasnoyarskenergo to 25.5% (for more detail see page 30).

Alluvial gold and Zapadnoe deposit

Lenzoloto is a holding company, which owned in 2004 the controlling interest in 10 different gold-mining companies, of which nine companies mine alluvial gold and one mines the ores of the Zapadnoe deposit in the Irkutsk region. Lenzoloto also includes eight service companies, engaged in generation and transmission of power, transportation and repairment, and other services.

To ensure profitable development of alluvial gold deposits with low gold content Lenzoloto uses special equipment, including 10 dredges, 25 draglines with the bucket volume of 6 to 20 cubic meters, 19 mining shovels with shovels of 5 cubic meters, over two hundred bulldozers and 94 open-pit dump trucks.

Gold ore is extracted from the Zapadnoe hard rock deposit and concentrated at the Zapadny Enrichment Plant with a capacity of 0.8 million tons of ore per year. Gold is refined at Krasnoyarsk Precious Metals Plant.

Lenzoloto receives electric power from OJSC Buryatenergo, a subsidiary of RAO UES of Russia, and in the warm season from the Mamakansky hydro power plant, owned by CJCS Vitimenergo, a subsidiary of Lenzoloto, which is located in the Bodaibo district, at the mouth of the river Mamakan, a left tributary of the river Vitim, with the installed capacity of 100.2 MW.

Natalka deposit

Until the middle of 2004, the Natalka deposit was mined by a subsidiary of Polus, Matrosov Mine. Mining and extraction of gold at the Natalka deposit were suspended in summer 2004. Simultaneously the company started geological exploration on the flanks and deep horizons of the Natalka deposit. The geological exploration at Natalka is scheduled for completion in 2006. Based on the results of the exploration the Group plans to assess the feasibility to develop the deposit using open pit mining and processing of ore in large volumes.

Until the scheduled suspension of production, the extracted gold was refined by the Kolymsky refinery. Matrosov mine receives electric power generated by the Kolymskaya hydro power plant through the OJSC Magadanenergo network.

Geological exploration

Polus, directly or via its subsidiaries, carries out geological and geodesic exploration of the Olenye and Blagodatnoye deposits and a number of ore manifestations located in the area of the Olimpiada deposit, the Tyradinskoe, Titimukhta and Panimbinsky deposits in the Krasnoyarsk region.

The small, but high-quality Olenye deposit (with easily enrichable ores) is prepared for industrial development. The Blagodatnoe deposit has been evaluated as a large deposit and exploration is continued there. The inferred mineral resources of Titimukhta deposit in accordance with the principles of JORC code are estimated at 1.3 million ounces with the gold grade of 4,3 g per ton. As estimated by Polus' geologists, the Panimbinsky deposit is a prospective exploration target with a possibility to discover a large ore body.

In the Magadan region, Matrosov Mine, a subsidiary of Polus, has started an additional geological survey of the Natalka deposit. Natalka is a unique gold deposit in terms of size of low-grade resources, (with an average gold content of 1.5 g per ton). Based on results of re-estimation of the explored part of the deposit (to the -600m horizon) and new drilling and mining data, the company conducted a quick-look estimation reserves in upper horizons and of resources in deep horizons and flanks. In accordance with the principles of JORC code, indicated and inferred resources of Natalka have been estimated at 30.3 million ounces of gold. A completed preliminary technical and economic assessment of the deposit has demonstrated the possibility to start economically effective open-pit production provided that it will be large-scale and will use modern technologies and equipment. The geologic exploration at the Natalka deposit is scheduled for completion in 2006.

In the Irkutsk region, another Polus subsidiary, LLC Lenskaya Gold Mining Company is planning a geological survey of the Chertovo Koryto ("Devil's Through") deposit. The indicated and inferred resources of the deposit of 2 million ounces have been estimated in accordance with the JORC code principles. Exploratory works scheduled for 2005-2007 should result in a significant increase of a resource base at the deposit.

The medium-sized Verninskoe deposit in the Irkutsk region is prepared for production until the -700m horizon. In order to optimize the pit boundaries, to define better the parameters of ore bodies and improve reserve estimates, the company intends to conduct an additional survey of its flanks and deep horizons. The probable reserves of the Verninskoe deposit have been estimated in accordance with JORC code principles at 1.1 million ounces with the average gold grade of 3.3 g per ton, the indicated and inferred resources at 1.5 million ounces.

Gold mining assets of MMC Norilsk Nickel (Polus)
Mineral resources and ore reserves

For the purposes of disclosing information in conformity with generally accepted international standards Polus engaged SRK Consulting (SRK), a leading mineral industry consultant, to audit its resources and reserves located in the Krasnoyarsk, Irkutsk and Magadan regions. The audit results are presented below.

In completing its assessment, SRK reviewed all of the key information on which the most recently reported resource and reserve statements for ZAO Polus are based. Specifically SRK has reviewed the:

- geological setting and nature of the deposits especially with regard to the resource estimation methodologies used;
- nature of the gold mineralisation;
- historical and current sampling and assaying methodology and coverage;
- resource estimation methodology and classification;
- results of any reconciliation studies completed to date to demonstrate that the reported resource has been accurately estimated; and
- pit designs and other technical and financial data to demonstrate that the resource can be technically and economically exploited.

In undertaking the above work, SRK visited Polus' regional offices in Krasnoyarsk, Bodaibo and Magadan to review the available documentation and supporting data and also undertook site visits to the operations and principal exploration projects. SRK has also observed the mining operations first hand, held discussions with production personnel, reviewed the assaying procedures and, where possible, examined samples of recently drilled core. SRK has also undertaken certain check calculations to verify the resource estimation work done at each of the operations and, where appropriate, has developed economic models for each asset so as to restrict the reported Mineral Resources to material that has potential to be economic to extract and the Ore Reserve to material that is justifiable to be mined at the time of reporting.

Ore reserves of Polus[1] as of 31 December 2004

(in million tons, million ounces or as noted)

Deposit	Proved			Probable		
	Volume (in million tons)	Grade (g/t Au	Gold (in million ounces)	Volume (in million tons)	Grade (g/t Au)	Gold in million ounces
Olympiada	20.6	4.6	3.1	71.3	3.8	8.7
Natalka	-	-	-	-	-	-
Verninskoe	-	-	-	10.2	3.3	1.1
Zapadnoe	-	-	-	4.2	2.8	0.4
Blagodatnoe	-	-	-	-	-	-
Devil's Trough	-	-	-	-	-	-
Titimuhta	-	-	-	-	-	-
Total	**20.6**	**4.6**	**3.1**	**85.7**	**3.7**	**10.2**

Mineral resources of Polus[1] as of 31 December 2004

(in million tons, million ounces or as noted)

Deposit	Indicated			Inferred		
	Volume (in million tons)	Grade (g/t Au)	Gold (in million ounces)	Volume (in million tons)	Grade (g/t Au)	Gold (in million ounces)
Olympiada	17.2	3.5	1.9	33.1	3.2	3.4
Natalka	339.6	1.5	16.8	294.0	1.4	13.5
Verninskoe	14.6	1.0	0.5	10.4	2.9	1.0
Zapadnoe	1.6	3.0	0.2	1.8	3.3	0.1
Blagodatnoe	55.2	2.5	4.4	83.5	2.2	6.0
Devil's Trough	13.3	2.4	1.0	14.2	2.2	1.0
Titimuhta	-	-	-	9.4	4.3	1.3
Total	**441.5**	**1.7**	**24.8**	**446.4**	**1.8**	**26.3**

Notes:

(1) ZAO Polus directly or through its subsidiaries holds licenses for geological exploration and development of these deposits. The reported reserves and resources estimates for each deposit are given for the whole deposit and include interests, attributable to minority shareholders in the Polus subsidiaries. The company having the license for geological exploration and development of Verninskoe deposit was acquired in February 2005.

The Mineral Resources and Ore Reserves are classified according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC Code").

For the purpose of these statements, Dr Michael Armitage, CEng, CGeol, Principal Mining Geologist and Managing Director of SRK (UK) Ltd acted as Competent Person on behalf of SRK Consulting. Dr Armitage has sufficient experience which is relevant to the styles of mineralisation and types of deposit under consideration to qualify as a Competent Person as defined in the 2004 edition of the JORC Code and consented to the inclusion of these Mineral Resource and Ore Reserve statements in the form and context in which they appear here.

The Natalka, Blagodatnoe, Devil's Trough and Titimuhta deposits are in the process of being explored and evaluated and work has not yet been done to convert the reported Mineral Resources to Ore Reserves. In the case of the Olympiada, Verninskoe and Zapadnoe deposits, however, the Measured and Indicated Mineral Resources reported here are additional to the reported Ore Reserves.

For the mineral resource and ore reserve definitions according to the JORC Code please see page 38.

Gold mining assets of Polus
Review of operating performance in 2004

Mining

In 2004, Polus increased the mining of oxidized ores by 7% to 1.8 million tons, from 1.7 million tons in 2003, and reduced mining of sulphide ores (by 17%) to 3.4 million tons from 4.1 million tons in 2003. Reduction in sulphide ore mining was partially offset by the increase of the gold content in the extracted sulphide ore from 3.7 g/ton in 2003 to 4.6 g/ton in 2004. Gold content in the oxidized ore fell slightly from 11.1 g/ton in 2003 to 10.9 g/ton in 2004.

Following the acquisition of interests in Lenzoloto and Matrosov Mine on 6 April 2004, operating results of Polus for 2004 include the results of these two companies for the last 9 months of 2004 from date of acquisition. Over the same period 272 000 tons of ore were mined in the Zapadnoye deposit, with average gold content of 2.1 g/ton, and 13 million cubic meters of gold sand were washed, with average gold content of 0.6 g per cubic meter. From the beginning of consolidation to the suspension of mining operations at the Natalka deposit in the third quarter of 2004, 94 000 tons of ore were mined with average gold content of 2.8 g/ton.

Metallurgy

Gold extraction rate from oxidized ores processed at the Olimpiada Enrichment Plant increased from 96.5% in 2003 to 96.9% in 2004, with the gold extraction rate from sulphide ores increasing from 77.8% in 2003 to 80.2% in 2004. Technological gold extraction rate (into "gold head" and processing tailings) from the Zapadnoye deposit ores processed by the Zapadnaya Enrichment Plant was 56.2% in 2004.

As the reserves of oxidized ores with higher gold content depleted and the share of sulphide ores increased, gold production at the Olimpiada deposit fell from 832 000 ounces in 2003 to 820 000 ounces in 2004. The reduction was partially offset by the increased gold extraction rate from sulphide ores. Total gold production by Polus including the gold produced at the Natalka and Zapadnoye deposits, and alluvial gold produced over the last 9 months of 2004 amounted to 1 085 000 ounces of gold in 2004.

Operating highlights of Polus

(in '000 tons or '000 cubic meters or as noted)

	2004	2003	2002
Ore mining			
Olimpiada deposit[1]			
Mining of ore			
Oxidized ore (tons)	1 824	1 710	227
Sulphide ore (tons)	3 385	4 074	626
Average gold grade (g/ton)			
Oxidized	10,9	11,1	11,6
Sulphide	4,6	3,7	3,7
Alluvial gold deposits[2]			
Sand washed ('000 cubic meters)	13 030	-	-
Average gold grade (g/ton)	0,6	-	-
Zapadnoye deposit[2]			
Mining of ore (tons)	272	-	-
Average gold grade (g/ton)	2,1	-	-
Natalka deposit[3]			
Mining of ore (tons)	94	-	-
Average gold grade (g/ton)	2,8	-	-
Production of gold ('000 ounces)			
Olimpiada deposit[1]	820	832	84[1]
Alluvial gold deposits[2]	246	-	-
Zapadnoye deposit[2]	11	-	-
Natalka deposit[3]	8	-	-
Total production of gold	**1 085**	**832**	**84**

Notes:

1) CJSC Polus which develops Olimpiada deposit was acquired by the Group in November 2002. The volumes of ore mined by Polus in 2002 represent the Group's share. The annual volume of ore mined by Polus in 2002 amounted to 1 366 000 tons of oxidized and 3 757 000 tons of sulphide ores. The production volume of Polus for 2002 represents production of gold from the time of acquisition by the Group, i.e. in November 2002 to 31 December 2002. The total production volume of Polus for the year ended 31 December 2002 was 807 000 troy ounces of gold.

2) Polus consolidated the 57.0% interest in Lenzoloto developing the Zapadnoye deposit and alluvial gold with effect from April 2004. The data in the table represent the volume of ore mined and gold produced by Lenzoloto from the date of consolidation to 31 December 2004. The total volume of ore mined at the Zapadnoye deposit in 2004 amounted to 314 000 tons, the volume of sand washed – 13 060 000 cubic meters and the volume of gold production amounted to 258 000 ounces.

3) Polus consolidated the 57.1% interest in Matrosov Mine developing the Natalka gold deposit with effect from April 2004. The data in the table represent volumes of ore mined and gold produced by Matrosov Mine from the date of consolidation to 31 December 2004. The total volume of ore mined by Matrosov Mine in 2004 amounted to 180 000 tons, and the volume of gold production amounted to 14 000 ounces. Mining and extraction of gold at the Natalka deposit were suspended in summer 2004 to start geological exploration on the flanks and deep horizons.

Gold mining assets of MMC Norilsk Nickel (Polus)
Review of sales performance in 2004

Sales of gold by Polus and its subsidiaries

(in '000 ounces)

Entities	2004	2003	2002
Polus	819	794	92(1)
Lenzoloto(2)	257	-	-
Matrosov Mine(3)	10	-	-
Total ounces sold	**1 086**	**794**	**92**

Note:

(1) Sales by Polus are included for the two months from the date of acquisition on 1 November 2002 to 31 December 2002. The sales of Polus for the year ended 31 December 2002 amounted to 794 000 troy ounces of gold.

(2) Lenzoloto's sales are included for the 9 months from the date of acquisition, on 6 April 2004 to 31 December 2004. Lenzoloto's sales in 2004 totaled 260 000 troy ounces; in 2003 – 273 000 troy ounces; and in 2002 – 252 000 troy ounces.

(3) Matrosov Mine's sales are included for the 9 months from the date of acquisition, on 6 April 2004 to 31 December 2004. Matrosov Mine's sales in 2004 totaled 16 000 troy ounces; in 2003 – 23 000 troy ounces; and in 2002 – 30 000 troy ounces.

Polus sells almost all gold produced to Gokhran and to commercial banks at a minimum discount to the ruling global gold commodity price. Gokhran is a division of the Ministry of Finance of the Russian Federation, which purchases, stores and sells precious metals on behalf of the Russian government.

Consolidated gold sales of Polus increased from 794 000 troy ounces in 2003 to 1 086 000 troy ounces in 2004 due to the consolidation of Lenzoloto and Matrosov Mine. MMC Norilsk Nickel closed the acquisition of interests in Lenzoloto and Matrosov Mine on 6 April 2004. Accordingly, the consolidated financial statements of the Group for 2004 included Lenzoloto's sales for the 9 months of 2004 of 257 000 troy ounces of gold (260 000 troy ounces for the whole year), and by Matrosov Mine's sales of 10 000 troy ounces for the 9 months of 2004 (16 000 troy ounces for the whole year).

Polus's sales excluding subsidiaries increased by 3.2% from 794 000 troy ounces in 2003 to 819 000 troy ounces in 2004.

Gold mining assets of MMC Norilsk Nickel (Polus)
Commitment to environmental protection in 2004

Polus runs ecological monitoring, based on the continuous observations of air, ground and underground waters, and soils in accordance with a planned schedule. Results of the analysis conducted as part of the ecological monitoring demonstrate, that materials containing cyanides consumed by Polus operations do not have an impact on environment. This conclusion is confirmed on a regular basis by the state controlling organizations.

Polus strives to reduce application of cyanides in the extraction of gold and to expand the use of ecologically friendly technologies in order to reduce risks for its employees, residential areas, located nearby Polus gold mining operations, environment, and to meet the requirements of the International code on the use of cyanides in gold production.

Based on the results of ecological monitoring, emissions of hard particles and gases at Polus did not exceed the preset limits, while their volumes remained at very low levels in physical terms.

Polus uses extensively a system of turnover water supply. The amount of fresh water consumed in 2004 was minor at 7.2% of the total amount of consumed water. In the future, Polus is planning to switch completely to closed water circulation without draining of industrial waters.

In 2004, at the Olimpiada deposit gas purification equipment was installed in the hydro-metallurgical division, pollutant collection and analysis devices were replaced, and a special waste collection truck was acquired for the removal of waste to waste dumps.

At alluvial gold deposits developed by Lenzoloto, a subsidiary of Polus, key environment protection measures were aimed at the reduction of consumption and pollution of fresh water, re-use of technical water and water purification through dams and waste basins. In order to achieve this, Lenzoloto constructed a set of waterworks in 2004.

MMC Norilsk Nickel Group
Review of financial performance of Norilsk Nickel Group in 2004

Financial highlights of Norilsk Nickel Group[1] as at 31 December
(in millions of US Dollars or as noted)

	2004	2003	2002
Metal sales revenue			
Nickel	3 564	2 824	1 689
Copper	1 265	828	718
Palladium	1 005	640	187
Platinum	706	537	387
Gold	493	367	113
Total metal sales revenue	7 033	5 196	3 094
Cost of metal sales	3 179	2 870	1 751
Gross profit on metal sales	3 854	2 326	1 343
Selling, general and administrative expenses	866	750	561
Other expense/(income)	153	60	(27)
Operating profit for the year	2 835	1 516	809
Impairment of goodwill on acquisition	115	-	-
Profit before income taxes	2 507	1 338	863
Net profit for the year	1 832	861	584
Headline earnings[2]	1 878	885	315
Cash and cash equivalents	1 346	954	424
Investments in associates and securities	1 599	405	206
Capital construction-in-progress	1 208	1 150	1 084
Property, plant and equipment	6 644	6 068	5 266
Total assets	13 632	11 253	9 739
Short-term borrowings and bank overdrafts	552	438	675
Long-term borrowings	657	169	147
Share capital and reserves	10 643	8 547	7 305
Total liabilities	2 989	2 706	2 434
Total number of issued shares (rounded to the nearest millions)	211[3]	211[3]	211[3]
Fully diluted headline earnings per share, US cents	892	420	150
Declared dividend per share, US cents	146[4]	137[5]	71[6]
For information purpose:			
Ruble/US Dollar year-end exchange rate	27.7	29.5	31.8
Ruble/US Dollar average for the year exchange rate	28.8	30.7	31.3

Notes:

(1) The consolidated annual financial statements of the Group are prepared in compliance with International Financial Reporting Standards ("IFRS").

(2) Excluding change in fair value of investments and other financial assets of USD 46, 24 and 269 million in 2004, 2003 and 2003 respectively.

(3) Excluding 3 million treasury shares.

(4) Interim dividend for 9 months 2004 was approved by an Extraordinary General Meeting of shareholders of MMC Norilsk Nickel on 26 November 2004 and paid to shareholders in December 2004.

(5) The annual dividend for 2003 was announced in the amount equal to the 9 months of 2003 interim dividend, which was approved by an Extraordinary General Meeting of shareholders of MMC Norilsk Nickel on 13 November 2003 and paid in February 2004.

(6) Final dividend for the year 2002 declared on 30 June 2003 and paid within two months.

Income statement

In 2004, revenues from metal sales increased by 35% compared with 2003 to a total of USD 7 033 million. Key factors that contributed to revenue growth include:

- increase of average annual selling prices for all metals sold by the Group;
- consolidation of financial results of Stillwater for a full financial year and gold mining companies Lenzoloto and Matrosov Mine for 9 months; and
- the increase of physical sales of palladium produced by the Group in Russia and the US, including the sale of palladium by Stillwater from its stock.

Average selling prices

(in US Dollars per ton)

	2004	2004/2003, %	2003	2003/2002, %	2002
Nickel export	14 121	57%	8 991	34%	6 728
Copper export	2 820	60%	1 765	13%	1 563

During 2004 the reduction of physical sales of nickel by 19% (58 000 tons) as compared to 2003 was offset by the growth of average export selling price of the metal by 57%. As a result nickel sales grew by 26% from USD 2 824 million in 2003 to USD 3 564 million in 2004.

Similarly, decrease of physical sales of copper by 3% was offset by the growth of copper export selling prices by 60%, which resulted in the growth of copper sales by 53% to USD 1 265 million in 2004 as compared to USD 828 million in 2003.

Palladium sales grew by 57% from USD 640 million in 2003 to USD 1 005 million in 2004. Palladium sales growth was due to a growth of sales in physical terms of metal produced by the Group in Russia by 14%, increase in physical sales of palladium by Stillwater by 3.8 times more than in 2003 (due to consolidation of the full annual results of Stillwater for 2004 as compared to 6 months in 2003 and the sale of additional 375 000 ounces of palladium from stock, that was received from MMC Norilsk Nickel as part of the purchase consideration for Stillwater shares), as well as growth of the average annual selling price of palladium.

Growth of platinum sales by 31% from USD 537 million in 2003 to USD 706 million in 2004 considering a 7% decrease in physical sales of metal produced by the Group in Russia, was mainly due to the consolidation of full annual results of Stillwater for 2004 (as compared to 6 months in 2003) and the growth of average platinum selling price.

Gold sales grew by 34% and amounted to USD 493 million in 2004 as compared to USD 367 million in 2003. Growth of gold sales is mainly due to increase of gold sales in physical terms by 29% as a result of consolidation of the financial results of Lenzoloto and Matrosov Mine for the last 9 months of 2004 and an increase in the average annual selling prices.

Cost of metal sales grew by 11% from USD 2 870 million in 2003 to USD 3 179 million in 2004.

Cost of metal sales

(in millions of US dollars)

	2004	2003	2002
Cash operating costs (see details in a table below)	2 475	2 277	1 720
Amortization and depreciation of operating assets	466	422	386
Decrease in metal inventories	238	171	52
Production cost of metal delivered to settle loan from the Ministry of Finance	-	-	(407)
Cost of metal sales	**3 179**	**2 870**	**1 751**

Cash operating costs grew by 9% from USD 2 277 million in 2003 to USD 2 475 million in 2004. Labor cost remained the most significant item of cash operating costs, accounting for 32% of cash costs in 2004 as compared to 33% in 2003. At the same time, the share of consumables and spares decreased significantly from 30% in 2003 to 23% in 2004.

Key reasons for the growth of cash operating costs in 2004 included:

- an increase of cash operating costs by USD 186 million due to the consolidation of cash operating costs of Stillwater for 12 months of 2004, and cash operating costs of gold mining companies Lenzoloto and Matrosov Mine starting from the second quarter of 2004; and
- an increase in cash operating costs of USD 154 million due to the Russian rouble appreciation against the US dollar, which amounted to 6% in 2004 using the average annual exchange rate, and respective increase of costs in US dollar terms.

The increase of cash operating costs resulting from the consolidation of Stillwater, Lenzoloto and Matrosov Mine and from the Russian rouble appreciation (an aggregate of USD 340 million) was offset by:

- a decrease of actual cash operating costs by USD 23 million; and
- a decrease of cash operating costs by the amount of increase in revenue generated from the sale of by-products[1] of USD 119 million

Amortization and depreciation charges on operating assets increased by USD 44 million from 2003 to USD 466 million in 2004 as a result of the following:

- strengthening of the Russian rouble against the US dollar;
- changes in the estimate of useful life of fixed assets located in the Taymir and Kola Peninsulas due to release of the ore reserves and mineral resources of the Talnakh ore field and Zhdanovskoe deposit audited by an independent consultant; and
- the consolidation of the financial results of Stillwater for 12 months, Lenzoloto and Matrosov Mine for 9 months.

Decrease in metal inventories increased by USD 67 million to USD 238 million in 2004, mainly due to the sale of 375 000 ounces of palladium by Stillwater, which was received from MMC Norilsk Nickel as part of consideration for Stillwater shares (in total 877 000 ounces of palladium were transferred to Stillwater).

[1] All mining and processing costs are allocated amongst the five joint products, i.e. nickel, copper, palladium, platinum and gold using the Relative Sales Value (RSV) of joint products as a mechanism for the allocation. All mining and processing costs allocated to joint products are reduced by the sales revenue generated by by-products, i.e. cobalt, rhodium, ruthenium, iridium and silver as well as the net realizable value of any by-product stock holdings at year end.

Cash operating costs of MMC Norilsk Nickel, Stillwater and Polus
(in millions of US Dollars or as noted)

	2004(1)					2003(2)					2002(3)	
			Including:					Including:				
	Group	In %	Group excl. SWC and Polus	SWC	Polus	Group	In %	Group excl. SWC and Polus	SWC	Polus	Group	In %
Labour	790	*32%*	634	92	64	756	*33%*	683	43	31	545	*32%*
Consumables and spares	557	*23%*	434	39	84	694	*30%*	645	16	33	565	*33%*
Cost of refined metals purchased from third parties	211	*9%*	211	-	-	179	*8%*	179	-	-	195	*11%*
Scrap copper and PGMs purchased	175	*7%*	98	77	-	91	*4%*	81	10	-	38	*2%*
Mineral extraction tax and pollution tax	141	*6%*	104	11	26	117	*5%*	93	6	18	42	*2%*
Repairs and maintenance	121	*5%*	75	46	-	81	*4%*	59	22	-	45	*3%*
Insurance	110	*4%*	106	4	-	71	*3%*	69	2	-	51	*3%*
Transportation of metals	97	*4%*	97	0	-	117	*5%*	117	0	-	63	*4%*
Utilities	92	*3%*	63	16	13	70	*3%*	60	7	3	77	*4%*
PGM toll refining cost	57	*2%*	55	-	2	47	*2%*	45	-	2	47	*3%*
Other cash costs	124	*5%*	76	39	8	53	*3%*	37	15	1	52	*3%*
Total	2 475	*100%*	1 953	325	197	2 277	*100%*	2 068	121	88	1 720	*100%*

Notes:

1) The Group cash operating costs consolidate cash operating costs of Lenzoloto and Matrosov Mine from the date of acquisition of 57% and 57.1% interest in these companies respectively on 6 April 2004 to 31 December 2004, and Stillwater operating costs for the full year 2004.

2) The Group cash operating costs consolidate cash operating costs of Stillwater from the date of acquisition of 50,5% shares on 23 June 2003 to 31 December 2003, and Polus cash operating costs for the full year 2003.

3) The Group cash operating costs consolidate cash operating costs of Polus of USD 5 million in total from 1 November 2002 to 31 December 2002.

During 2004 labor costs grew by USD 34 million to USD 790 million. Increase of these costs resulted mainly from the consolidation of Stillwater for 12 months, Lenzoloto and Matrosov Mine for 9 months, and the growth of costs in dollar terms due to the Russian rouble appreciation against the US dollar. Excluding the labor cost of these companies consolidated by the Group, the labor cost decreased by 7% to USD 634 million in 2004 due to the reduction of the number of employees in the Taimyr Peninsula, Kola Peninsula and other divisions of the Group in Russia as well as a decrease in the new additions to the corporate pensions and other defined benefit plans combined with a reduction in the estimate of liabilities under the Joint corporate pension plan.

Despite the consolidation of consumables and spares costs of Stillwater for 12 months, Lenzoloto and Matrosov Mine for 9 months, and the growth of these costs in dollar terms on account of the Russian rouble appreciation against the US dollar, consumables and spares costs reduced by USD 137 million to USD 557 million during 2004. This reduction resulted mainly from the provision for obsolescence, which was created in 2003 and the consequent sale of slow-moving stock in 2004, which led to a reduction of the provision for obsolescence as well as a reduction of unit transportation and procurement costs.

Cost of refined metal purchased from third parties increased by USD 32 million in 2004 mostly due to a growth of nickel prices.

Cost of scrap PGM and copper metals purchased increased by USD 84 million to USD 175 million in 2004 as a result of increased prices for copper scrap purchased by Taimyr Peninsula and increase in purchases of PGM scrap by Stillwater.

Increase of mineral extraction tax and pollution tax by USD 24 million to USD 141 million in 2004 was due to the consolidation of respective costs of Lenzoloto and Matrosov Mine for 9 months and increased payments of pollution tax due to changes in the tax regulations on environmental pollution in Russia.

Repair and maintenance costs grew by USD 40 million to USD 121 million in 2004 due to the consolidation of the respective costs of Stillwater for 12 months, the cost of preparatory repairs as part of the reconstruction of the second flash smelter furnace at the Nadezhda Metallurgical Plant in the Taimyr Peninsula and on account of the Russian rouble appreciation against the US dollar.

During 2004, insurance costs increased by USD 39 million to USD 110 million due to the implementation of the Group's new property insurance strategy adopted by the Management Board of MMC Norilsk Nickel in 2003 aiming at the expansion of the insurance coverage and increase of the number of insured properties in the Taimyr Peninsula.

Reduction of the transportation of metal costs by USD 20 million to USD 97 million in 2004 related to the reduction of base metals deliveries out of Russia.

Utility costs increased by USD 22 million to USD 92 million as a result of the consolidation of the respective costs of Stillwater for 12 months, Lenzoloto and Matrosov Mine for 9 months and the growth of the energy tariffs in Russia in the Russian rouble terms.

Expenses related to PGM toll refining increased by USD 10 million in 2004 to USD 57 million due to increase in PGM production in Russia, the consolidation of Lenzoloto PGM toll refining cost for 9 months of 2004 and increase in PGM toll refining tariffs.

Other cash costs increased by USD 71 million to USD 124 million in 2004. The increase of other cash costs was mainly related with the consolidation of other costs of Stillwater for 12 months and Lenzoloto and Matrosov Mine for 9 months.

Unit cost of production

(in US Dollars per ton or US Dollars per troy ounce)

	Taimyr Peninsula			Kola Peninsula		
	2004	2003	2002	2004	2003	2002
Nickel	4 367	3 972	2 916	5 022	4 595	4 465
Copper	978	931	756	867	836	1 032
Gold *(USD per troy ounce)*	182	222	180	198	247	233

In 2004, the cost of nickel production in the Taimyr Peninsula increased by 10% to USD 4 367 per ton and in the Kola Peninsula by 9% to USD 5 022 per ton. In 2004, the cost of copper production in the Taimyr Peninsula increased by 5% to USD 978 per ton and in the Kola Peninsula by 4% to USD 867 per ton.

The key reason for the increase of the unit cost of production of base metals was the relative growth of their share in the Group's relative sales value[1] due to significant growth of nickel and copper market prices

[1] Production costs are allocated among main products based on the following key principles. All mining and processing costs are allocated amongst the five joint products, i.e. nickel, copper, palladium, platinum and gold using the Relative Sales Value (RSV) of joint products as a mechanism for the allocation. RSV of joint products is calculated as the actual saleable production during the period multiplied by the ruling market prices at the London Metal Exchange or London Platinum and Palladium Market or the London Bullion Market Association over the same period. All mining and processing costs allocated to joint products are reduced by the sales revenue generated by by-products, i.e. cobalt, rhodium, ruthenium, iridium and silver as well as the net realizable value of any by-product stock holdings at year end. Unit cost of production for each joint product is calculated by dividing the net production cost related to joint product by the actual saleable output of each joint product.

and higher costs in US dollar terms resulting from the Russian rouble appreciation against the US dollar (by 6.1% in 2004).

In 2004, the production cost per troy ounce of gold decreased in the Taimyr Peninsula by 18% to USD 182 per ounce due to decrease of gold's share in the Group's relative sales value.

In 2004, selling, general and administrative expenses ("SG&A") increased by USD 116 million to USD 866 million. The increase in SG&A resulted from the consolidation of Stillwater for the full year and Lenzoloto and Matrosov Mine for 9 months from the second quarter of 2004 amounted to USD 23 million; and from the appreciation of the Russian rouble against the US dollar, amounting to USD 51 million.

The key item of selling, general and administrative expenses – export customs duties – increased by USD 33 million to USD 291 million in 2004 as a result of a growth in realized metal prices.

The second largest item – salary costs – increased by USD 65 million to USD 201 million as a result of consolidation of respective costs of Stillwater for the full year, Lenzoloto and Matrosov Mine for 9 months in 2004.

Due to the changes in the calculation of the property tax base in 2004 (in 2004 only fixed assets became taxable), the taxes included in the selling, general and administrative expenses decreased by USD 18 million to USD 77 million.

In 2004, external research and development costs increased by USD 31 million to USD 40 million, which resulted from financing of hydrogen energy research.

Other net operating expenses grew by USD 93 million to USD 153 million in 2004. The main reason for the growth was USD 80 million increase to USD 140 million of expenses relating to the loss on disposal of property, plant and equipment written off in 2004. In particular, the Group wrote-off some ancillary assets in Taymir and Kola Peninsulas, including the transfer by the Group of the public transportation to the city of Norilsk.

Other non-operating expenses decreased by USD 23 million to USD 108 million in 2004, mainly as a result of a reduction of maintenance expense related to social infrastructure by USD 18 million.

Net profit for the year increased from USD 861 million in 2003 to USD 1 832 million in 2004. Headline earnings (net profit for the year excluding non-cash gains from the change in the fair value of investments in Gold Fields and RAO UES shares) increased from USD 885 million in 2003 to USD 1 878 million in 2004, and the headline earnings margin increased from 17% in 2003 to 27% in 2004.

Balance sheet

In 2004, the Group continued to improve its working capital.

In 2004, inventories of refined metals and stores and materials reduced by USD 50 million to USD 1 442 million. The reduction of inventories was mainly due to reduction of refined metals (joint products) resulting from the sale of palladium from Stillwater's stock.

In the context of a significant sales growth, in part due to consolidation of Lenzoloto and Matrosov Mine, trade accounts and other receivables increased by USD 29 million to USD 455 million.

The cash and cash equivalents increased from USD 954 million in 2003 to USD 1 346 million in 2004. The increase resulted from increase in cash generated by higher metal sales revenue and also reflects cash reserved to finance the buy-back of MMC Norilsk Nickel shares, which was carried out from December 2004 to March 2005.

Trade accounts and other payables increased by USD 5 million to USD 373 million in 2004 mainly due to growth of payables in the US dollar terms as a result of the Russian rouble appreciation against the US dollar. Advances from customers increased by USD 42 million to USD 57 million in 2004, resulting from increase in realized prices for all metals sold by the Group, as well as the consolidation of Lenzoloto and Matrosov Mine starting the second quarter 2004. Such increase was offset by decrease in promissory notes payable by USD 52 million to 13 million.

As of the year-end 2004, property, plant and equipment on the balance sheet increased to USD 6 644 million from 6 068 million in 2003. Increase in property, plant and equipment of USD 576 million resulted from:

- commissioning of capital construction projects during the year of USD 580 million, was transferred to property, plant and equipment;
- effect of translation to presentation currency due to the appreciation of the Russian rouble against the US dollar led to increase of the property, plant and equipment in USD terms by USD 441 million; and
- consolidation of the Lenzoloto and Matrosov mine assets for a total of USD 261 million.

An increase in property, plant and equipment as explained above was mainly offset by disposals of fixed assets of USD 132 million(excluding amortization eliminated on disposals of USD 115 million), disposals of subsidiaries of USD 30 million, which include sale of Olenegorsk mechanical plant and Tuimsk precious metals works, and amortization of USD 557 million in 2004.

The Group's capital investments were reflected in increase of capital construction-in-progress by USD 58 million to USD 1 208 million in 2004, resulting mainly from an increase of additions to fixed assets by USD 189 million to USD 635 million and a decrease of capital construction-in-progress due to transfers to property, plant and equipment, which increased by USD 181 million to USD 580 million in 2004.

Due to the acquisition of a 20% interest in Gold Fields Limited in March 2004, investments in securities and other financial assets increased from USD 162 million in 2003 to USD 1 407 million in 2004.

Increase of long-term borrowings by USD 488 million to USD 657 million in 2004 was mainly due to the dĕbut issue of Eurobonds for USD 498 million and a syndicated loan from foreign banks of USD 299 million, which was secured by export sales proceeds at LIBOR plus 1.85% per annum from the date of receipt with a subsequent lowering of the interest rate to LIBOR plus 1.4%. At the meantime, the Group fully repaid a long-term syndicated loan of USD 150 million bearing a higher interest of LIBOR plus 3.25%.

Current portion of long-term borrowings plus short-term borrowings increased from USD 265 million in 2003 to USD 531 million in 2004.

The Group increased its long-term and short-term borrowings pursuant to the policy on optimization of the Group's credit portfolio, aiming at balancing the portfolio in terms of short- versus long-term obligations and borrowings made in fixed versus floating interest rates.

In 2004, shareholders' equity and reserves continued to grow and reached USD 10 643 million at year-end. Of the total increase of equity and reserves by USD 2 096 million – USD 522 million was as a result of the translation from measurement currency, i.e. Russian Roubles, to presentation currency (US dollars) and USD 1 524 million was a result of growth of net profit for the year less dividends paid.

Cash flows

Resulting from a significant growth of metal sales, net operating cash flow increased by USD 828 million to USD 2 504 million in 2004.

Income taxes paid increased from USD 485 million to USD 936 million as result of almost doubled pretax profit.

In 2004, a considerable increase in operating cash flow enabled the Group to invest into operating assets and make a number of strategic acquisitions, as well as accumulate significant cash resources.

Cash outflow from investing activities increased by USD 1 390 million to USD 2 028 million in 2004, which included capital investment reflected in acquisition of property, plant and equipment of USD 618 million and the acquisition of securities and other financial assets of USD 1 440 million, represented by the purchase of shares in Gold Fields and energy companies OJSC Krasnoyarskenergo and OJSC Kolenergo.

As a result of increase in long-term borrowings, including the issue of Eurobonds and receipt of a syndicated loan, cash inflow from financing activities amounted to USD 21 million in 2004.

Therefore, net cash increased by USD 544 million to USD 1 325 million in 2004.

The cash generated by the Group in 2004 will be used to finance capital expenditure program, for further expansion of gold business and payment of dividends.

Capital investments

Priority directions for the Group's investment policy in 2004 included:

- the construction and commissioning of mining facilities to ensure timely replacement of decommissioned facilities and maintaining the value of metals in the ores mined at current level;
- technical upgrade of enrichment and metallurgy facilities;
- installation of automatic systems for the management of technological processes; and
- environment protection work aiming to reduce harmful emissions and improve ecology.

Pursuant to the Production Development Strategy to 2015, the total amount of the Group's capital investments increased to USD 635 million in 2004 from USD 446 million in 2003. Capital investment in production assets increased by 23% from 2003 and amounted to USD 401 million, or 63% of the total volume of capital investments for the 2004 year. Investments in equipment not budgeted by the construction projects and in replacement of the obsolete equipment in Russia increased by USD 62 million and amounted to USD 149 million.

The Group's capital investments [(1)]

(in millions of US Dollars)

Purpose	2004	2003	2002
Production assets in Russia			
Mining	146	130	117
Enrichment	54	34	20
Metallurgy	89	55	45
Energy	75	53	28
Auxiliary facilities	37	54	23
Total production assets in Russia	**401**	**326**	**233**
Non-production assets	64	25	2
Equipment not budgeted by construction projects and in replacement of obsolete equipment in Russia	149	87	116
Capital investments of Stillwater	21	8	-
Total capital investment of the Group	**635**	**446**	**351**

Notes:
1. Additions at cost in capital construction in progress

Mining

In 2004, the Group invested a total of USD 146 million in the development of the mining operations, which was USD 16 million more than in 2003. Of this, the majority went to the construction at the Taimyr Peninsula (USD 112 million).

Taimyr Peninsula

Majority of investments in the mining operations at the Taimyr Peninsula went to the Komsomolsky, Oktyabrsky and Taimyrsky mines.

At the Komsomolsky mine a total of USD 47 million was invested into the launch of the first part of the Skalistaya mine, which is expected to replace depleted mining operations and also into new mining facilities, developing disseminated ores and flanks of the rich and cuprous ores reserves.

At the Oktyabrsky mine, a total of USD 31 million was invested into reconstruction of the existing mining facilities, developing sulphide ores in the western flank of X-1(0) deposit on -650m horizon, as well as the mining facilities, developing, preparing and extracting cuprous ores.

At the Taimyrsky mine a total of USD 21 million was invested into the reconstruction of the existing facilities and development of new horizons: -1100m, -1300m (parts of deposit "C-2"), -1400m of deposit "X-1(0)" and to replace depleted ore reserves.

Additionally, USD 7 million was invested into the Zapolarny mine and USD 4 million into Anhydrite mine, developing anhydrite.

Kola Peninsula

In 2004, the principal investment in the mining facilities at the Kola Peninsula (USD 34 million) were made in the construction of the Severny-Gluboky underground mine and to develop ore reserves on -620m and -740m horizons of the Severny mine. The first part of Severny-Gluboky project for the extraction of disseminated ore with the capacity of 500 000 tons per year was commissioned in the fourth quarter of 2004.

Enrichment

Taimyr Peninsula

In the Taimyr Peninsula investment in the enrichment facilities amounted to USD 31 million in 2004, including USD 30 million invested in the reconstruction of the Norilsk Enrichment Plant.

At the Norilsk Enrichment Plant most of the money was invested in the upgrade of the Lebyazhye tailings pit. Reconstruction of the Lebyazhye tailings pit will provide the necessary tailings storage capacity for the Taimyr Peninsula plants in view of the potential increase in ore mining and processing volumes.

Kola Peninsula

In the Kola Peninsula a total of USD 7 million was invested in the continued modernization of Enrichment Plant No. 1. The reconstruction is scheduled to be completed in the first quarter of 2005. The project's main objective is to replace obsolete equipment of the flotation and grinding sections in order to improve the extraction rates of nickel into collective concentrate, thus increasing the nickel content in concentrate to 9-10%, which should result in the reduction of smelting costs.

Polus

Polus invested USD 17 million into reconstruction of the Olympiada enrichment plant, which will allow to process up to 8 million of sulphide ores per annum.

Metallurgical production

Taimyr Peninsula

In 2004, the total Group's capital investment in metallurgical facilities of the Taimyr Peninsula amounted to USD 83 million, of which USD 63 million were invested in the Nadezhda Metallurgical Plant

At the Nadezhda Metallurgical Plant, USD 15 million were invested in the reconstruction of the technological line of the flash smelter furnace No. 1 in order to increase the nickel concentrate processing capacity to 1 million tons per year; and USD 37 million were invested in the reconstruction of the flash smelter No. 2 in order to increase its productivity to 850 000 tons per year, with the possibility to increase further capacity to 1,2 million tons per year.

The Group purchased equipment for USD 11 million, which will be used for the reconstruction of the second flash furnace at the Nadezhda Mettalurgical Plant, aiming to expand its capacity to 850 000 tons per annum.

At the Copper Plant a total of USD 14 million were invested in the reconstruction of the technological and suction gas evacuation system in the smelter anda facility producing elementary sulphur.

At the Nickel Plant, USD 3 million was invested into improvement of matte crushing and filtration of slam pulps in the nickel electrolysis shop.

Kola Peninsula

In 2004, USD 4 million were invested in the reconstruction of the roasting shop of the Pechenganickel Combine at the Kola Peninsula to start production of hardened briquettes from flotation concentrate produced by enrichment factory. The reconstruction of the Pechenganickel Combine will allow to maintain its production capacity, reduce sulphur anhydride emissions, and stop sinter machines.

Energy

Taimyr Peninsula

In 2004, the Group invested USD 63 million into the continued construction of Pelyatka gas condensate deposit in the Taimyr Peninsula. In 2004, 3 additional wells were commissioned, brining the total number of operating wells to 8 by the end of the year. Pilot-industrial operation of the Pelyatka gas condensate deposit, which started in 2003, will continue to 2008, when a commercial operation will start. Commissioning of the entire gas condensate deposit will allow to meet the demand for gas supplies at the Taimyr Peninsula for at least next 50 years.

A total of USD 7 million was invested into maintenance and securing energy production capacity.

In 2004, USD 3 million was invested to complete construction of the oxygen pipe, supplying the Nickel and Nadezhda Mettalurgical plants with technical oxygen

Kola Peninsula

A total of USD 2 million was invested into maintenance and securing energy production capacity of the Kola Peninsula.

Auxiliary facilities

The Group invested USD 37 million into auxiliary facilities, with the aim to support production process and improve working conditions.

Equipment not budgeted by construction projects and in replacement of obsolete equipment in Russia

In 2004, USD 149 million was invested into equipment not budgeted by construction projects and in replacement of obsolete equipment in Russia.

Polar Peninsula

A total of USD 72 million was invested in the Polar Peninsula, including USD 45 million in the purchase of mining and shaft equipment, USD 8 million into energy equipment, USD 2 million into drilling equipment and USD 17 million was invested in the purchase of elevator and transportation, enrichment and other types of equipment.

Kola Peninsula

Out of the total of USD 10 million invested in equipment not budgeted by construction projects and in replacement of obsolete equipment in the Kola Peninsula, USD 6 million was invested into heavy and transportation machinery, USD 1 million into energy equipment and USD 3 million into chemical and telecommunication equipment.

Polus

Polus invested USD 24 million, most of which were spent to acquire additional transportation units, including 11 Kamatsu large trucks.

Review of financial performance of gold mining assets of MMC Norilsk Nickel (Polus) in 2004

Financial highlights of Polus[1] as at 31 December

(in millions of US Dollars or as noted)

	2004	2003	2002
Gold sales revenue	442	299	31
Cost of sales	235	108	19
Gross profit on gold sales	207	191	12
Impairment of goodwill arising on consolidation	115	-	-
Profit before income taxes	56	142	11
Net profit for the year	8	120	11
Cash and cash equivalents	13	4	1
Investments in associates and securities	406	114	-
Capital construction-in-progress	66	31	8
Property, plant and equipment	550	260	248
Total assets	782	339	288
Short-term borrowings and bank overdrafts	12	-	-
Long-term borrowings	7	-	-
Share capital and reserves	608	261	233
Total liabilities	174	78	55

Note:

1. The proforma financial statements of the gold assets of the Group (Polus) have been prepared to provide shareholders of MMC Norilsk Nickel with illustrative financial information in connection with the planned spin-off of gold mining assets (Polus) from the Norilsk Nickel Group. Intercompany loan accounts, promissory notes and income statement transactions have been eliminated for consolidation purposes, but when standalone financial statements of Polus are being prepared these balances and transactions will be grossed up.

Income statement

In 2004, Polus gold sales revenues increased by 48% from 2003 to USD 442 million. Key factors that contributed to the revenue growth included increase of gold sales in physical terms by 37% as a result of the consolidation of Lenzoloto and Matrosov Mine for the last 9 months of 2004 since date of their acquisition and an increase of average annual selling prices.

Gross profit from gold sales of Polus increased from USD 192 million in 2003 to USD 207 million in 2004. Gross profit margin fell to 47% in 2004 from 64% in 2003 due to growth of the cost of gold sold from USD 107 million to USD 235 million in 2004.

Key reasons for the growth of the cost of gold sales in 2004 include consolidation of the cost of sales of Lenzoloto and Matrosov Mine from the date of acquisition in April 2004, growth of expenses in dollar terms on account of the Russian rouble appreciation, and growth of key cost items, such as labor, auxiliary materials and fuel and mineral extraction tax.

As a result of the additions to fixed assets in the normal course of business as well as the consolidation of the financial results of Lenzoloto and Matrosov Mine from the date of acquisition in the second quarter of 2004, depreciation charges on operating assets increased from USD 25 million in 2003 to USD 52 million in 2004.

Unit cost of gold production by Polus, including subsidiaries

(in US dollars per troy ounce)

	2004	2003	2002
Total unit cost of production	209	133	113
Unit cash cost of production	175	107	-

Cost of production per troy ounce of gold at Polus increased by USD 76 per troy ounce to USD 209 per troy ounce in 2004. Cash cost of production per troy ounce increased by USD 69 per troy ounce to USD 175 per troy ounce.

The production cost per troy ounce of gold increased in 2004 mainly due to increase in operating costs resulting from decrease in gold content in mined ores,the consolidation of the financial results of Lenzoloto (total cost of production per troy ounce of USD 346, cash cost of production per troy ounce of USD 319), producing alluvial gold at higher than Polus's costs of production, and Matrosov Mine from the second quarter of 2004, and the appreciation of the Russian rouble against the US dollar. A major part of unit cost of gold production was comprised of amortization of non-current assets of USD 34 per ounce.

The net profit of Polus decreased by USD 112 million to USD 8 million in 2004 mainly due to the impairment of goodwill arising on the acquisition of Lenzoloto of USD 115 million and operating losses incurred since the date of the acquisition by Lenzoloto of USD 3.5 million and by Matrosov Mine of USD 14.7 million. One of the main reasons for the acquisition of Lenzoloto in 2004 was to acquire a transport and energy infrastructure in the Bodaybo region, which is essential to facilitate the future development of the Sukhoy Log gold deposit. Having acquired the infrastructure, Polus has gained a competitive advantage to improve its chances to successfully bid for the Sukhoy Log deposit once the government auctions it.

Balance sheet

The property, plant and equipment increased by USD 290 million to USD 550 million in 2004 as a result of the consolidation of assets of Lenzoloto and Matrosov Mine.

Increase of capital work-in-progress by USD 35 million to USD 66 million in 2004 is due to capital investment of USD 21 million in the gold extraction factory processing sulphide ores (ZIF-2).

Equity and reserves of Polus increased by USD 347 million in 2004 to USD 608 million, mainly due to the share capital contribution to Polus made by MMC Norilsk Nickel in the amount of USD 471 million.

Overview of human resources and social policies in 2004

The main focus in the human resource and social policy of the Group in 2004 was on:

- implementing new staffing technologies consistent with the strategic tasks of the Group's production development;
- restructuring of the social responsibilities of the Group's entities; and
- developing of a new model to support the territories in which the Group conducts business based on mutual responsibility and stable development.

Social partnership

In 2004, for the purposes of implementation of the Socio-economic Development Concept to 2015, MMC Norilsk Nickel was further developing the social partnership system aimed at building the ground for the participation of all employees and labour teams in the development, adoption and implementation of decisions relating to various aspects of the Group's activities.

At a Company level, the Committee on the Collective Agreement has been formed and is operating, which includes, on an equal basis, both representatives of the employer and all the representatives of employees (Social and Labour Council and trade union organizations). The Committee meets on a regular basis and considers matters relating to strategic development, results of operating and social activities and prepares proposals for adjustment of programs pertaining to various lines of activities of the Company.

At the level of the Taimyr Peninsula divisions, staff meetings and meetings of management with labour teams are held regularly to discuss short-term plans and draft documents on operating and socio-economic issues and to jointly review specific drafts of internal orders (vacation and honored worker award schedules, etc.).

Structural divisions of the Taimyr Peninsula have help desks providing consultation on industrial, social and labour issues, clarifying provisions of regulations on labour compensation, social programs, labour safety and environmental protection, payment for public utilities, and rendering legal assistance to employees. Opinion polls are conducted regularly to identify social problems and to register proposals of labour teams.

In February 2005, the Company's management held the final meeting with representatives of staff to sum up the results of activities for the last year. Participants in the meeting discussed and identified future prospects of the Company's production and social development.

Social programs

Implementation of social programs in 2004 was closely linked to increasing labour productivity, optimizing workplaces, improving workforce age structure and creating favourable social conditions for productive labour. Pension, health improvement and sports programs were top priorities.

Corporate pensions

As a whole, pension programs used at the Taimyr Peninsula stimulate qualified employees to maintain long-term labour relations and work for the Company, optimize personnel age structure and workforce turnover. At the same time, corporate pensions provide social protection to employees over the statutory retirement age if they are laid off due to the Company's rationalizing its operations and rightsizing its workforce.

The *"Joint corporate pension plan"* program introduced in December 2002 envisaged accumulation of funds by the employee over the term of his/her employment at the Company and is aimed, in the first place, at long-term retention of highly qualified operating personnel, thus ensuring stability of the core staff. The total of 1 102 employees enrolled in the program in 2004, bringing the aggregate number of program participants to 2 118 as of the end of 2004. Over the period of the program implementation, 209 employees received the corporate pensioner status. Highly skilled workers of major mining, enrichment and metallurgical professions constitute 80% of the total number of participants in the program.

In 2004, the Company continued to implement the *"Additional corporate pension"* program, which enables it to deal with the staff turnover problem and plan timely replacement of experienced staff with younger workers and professionals. Upon resignation, 576 employees that reached the pension age were entitled to pension additional to the statutory one. According to the terms of the program, the employee selects the form of payment on his own – it may be a monthly corporate pension during 5 years or a once-off payment. In 2004, 10 people chose additional corporate pension, the rest opted for once-off payments.

The *"Six pensions"* and the *"Lifelong professional pension"* plans are intended to provide support to pension-age employees affected by workplace optimization measures which are accompanied by layoffs and relocation of resigned workers to the "Mainland". As of the end of 2004, 1 326 employees had joined the "Lifelong professional pension" plan and 422 - the "Six pensions" plan.

To reduce social risks inherent in business efficiency improvement measures, entities of the Group implement social programs providing for one-time severance payments mainly to senior-age workers upon dismissal. In the Taimyr Peninsula, this goal is achieved through implementation of the *"One-time Severance Payments"* program. The total of 951 employees joined the program in 2004.

In the first half of 2004, the Kola MMC implemented the *"Age structure optimization"* program. 563 employees over 50 years old received social support in the form of a one-time severance payment, and there were both staff reduction and increased staff turnover.

Health improvement and mass sports programs

A health improvement program, currently implemented at the Taimyr Peninsula, is aimed at the prevention of occupational illnesses, health protection and adequate rest of employees as a necessary condition of high working capacity and productivity. As in prior years, during 2004 about 20 thousand employees and their family members used the right to have their travel to health resort centres partially paid for by the Company. Employees were compensated for a portion of the travel voucher cost to a resort hotel or centre of their own choice.

Over 1 500 children spent their summer vacation in summer camps on travel vouchers partially subsidized by the Company. Today the Company provides each employee with an opportunity to send his/her child to a summer camp.

At the Taimyr Peninsula, mass exercises and sports events are held regularly, which significantly contribute to creation of favourable social conditions for productive labour. To generate the atmosphere of unity among labour teams of the Company and also to promote healthy lifestyle among employees, since 2003 the Company has held corporate sports events.

Comprehensive social measures in the sphere of health protection and support of exercises and sports activities, taken over a few past years, have been bringing positive results. During the past years, at the Taimyr Peninsula there has been a tendency toward a decrease in the illness incidence rate among employees (in particular, the number of days on sick leave per employee).

To increase the level of social culture and to improve social conditions for MMC Norilsk Nickel employees, in 2004 the Company continued the implementation of the social program "Improvement of social facilities for Taimyr Peninsula employees". This program includes repairs and replacement of old equipment, procurement of equipment for canteens, utility spaces and gyms, assigned to the Company's operating divisions.

Charity programs

The main goal of charity activities in 2004 remained unchanged – to build the ground for stable development of the Company's business in the areas of location of its divisions. The top priority was the social sphere whose condition determines the quality of life of both the Company's employees and their family members and the population as a whole.

Over the reporting period, representatives of Taimyr Peninsula structural units participated in strengthening the basis for educational work, conduct of mass cultural and sports events in 75 educational institutions in Norilsk and Dudinka and 34 pre-school establishments in Norilsk. Sponsorship of schools is an integral part of the Company's social and human resource policies aimed at the creation of a comprehensive system of development of the Company's human capital.

For the purposes of maintaining social stability in the region, the Company, jointly with executive state authorities and public organizations, implemented charity programs aimed at development of culture, art, mass sports, youth movements and assistance in solving problems of socially vulnerable groups of the population (war veterans, disabled people, low-income families, orphans, etc.). Like in previous years, under the "Social support for disabled" project, aid was rendered to local public organizations for disabled people and other public organizations representing interests of socially vulnerable social layers. In 2004, the Company continued to sponsor the Norilsk Orphanage and Antipins' Family children's home.

Sponsorship of settlements and institutions of the Taimyr Autonomous District (TAD) has been one of the top-priority regional charity projects of the Taimyr Peninsula over the past few years. In 2004, the Company rendered assistance to 22 settlements and villages in TAD and 5 institutions and organizations in the Taimyr region.

In 2004, the Company provided material aid to secondary and primary schools in Khatanga, Dikson, Ust-Yeniseysk and Dudinka regions, Romashka orphanage, and 23 village cultural centers in TAD. The measures taken were aimed at the preservation of traditions and culture of the Far North indigenous people, providing adequate rest and health improvement for Taimyr children, introducing achievements of the modern civilization and culture to the region's youth.

Personnel development

The Company's human resource policies are aimed at providing its entities with effective and socially stable personnel, capable of performing current and prospective tasks in accordance with the Company's development strategy. The major focus is on facilitating the full realization of labour and creative potential of each employee, instilling the corporate unity feeling and loyalty to corporate interests. Major instruments used for implementation of these policies include selection, hiring and adaptation of young workers and specialists, building a pool of potential managers, professional training of employees, development of target staff groups and corporate culture.

In 2004, the Company's entities hired over 550 young workers and specialists. To ensure optimal turnover in the Company's management, promotion to managerial positions of young talented employees, a managerial staff pool has been formed on a competitive basis. In 2004, after necessary training, 120 employees from the managerial staff pool were appointed to managerial positions, thus ensuring turnover in the vertical dimension of the organizational structure from the foreman to the head of the Company's structural unit.

Over the year, training was delivered to over 35 000 employees of the Group, including some 70% of managers and specialists (13 800 people) and 40% of workers (21 200 people). About 90% of the training was delivered by the internal training system. To increase the Company's managers' and specialists' qualifications, leading Russian educational institutions and centers were involved in the delivery of training programs, and staff were also sent for training at leading Russian and foreign companies.

To implement modern efficient training technologies, to form a uniform information and training environment and to integrate all information and training resources of the Company, in 2004 the Company developed a project envisaging creation of the "Corporate university" section at the corporate web-portal and started test operation of a web-based training system.

Share capital and share prices

As of 31 December 2004, MMC Norilsk Nickel had an issued share capital of 213 905 884 ordinary shares with a par value of RUR 1 per share. Of these, the Group held 3 263 368 shares as treasury stock (including the shares used in the swap for RAO Norilsk Nickel shares).

Share repurchase

In December 2004, the Company's Board of Directors made a decision to repurchase 12 500 000 MMC Norilsk Nickel shares at USD 60 per share (RUR 1 680) per share. Applications to sell shares were accepted by the Company from 15 December 2004 to 15 January 2005. The number of shares purchased by the Company from each shareholder, having applied for sale of shares, was determined on the pro rata basis. Shares were repurchased from 16 January to 15 February 2005. As a result, the Company repurchased 12 478 704 shares for the total of USD 749 million (RUR 20 964 222 720). Shareholders were paid for the shares in March 2005.

Additional swap of MMC Norilsk Nickel shares for RAO Norilsk Nickel shares

In October 2004, the Company's Board of Directors made a decision to conduct a third, additional swap of RAO Norilsk Nickel shares for MMC Norilsk Nickel shares for all shareholders who did not use their right to swap their shares in 2001-2002.

The swap of shares on a 1:1 ratio was launched on 1 December 2004 and will last for 6 months until 31 May 2005. As of 31 May 2005, it was preliminary estimated that the total of 1 213 599 shares had been swapped. Treasury stock of MMC Norilsk Nickel was used in the swap. As a result of the swap and excluding the repurchased shares, the Group holds 2 049 769 MMC Norilsk Nickel shares as treasury stock. The Group now holds 14.7 millions shares including the repurchased shares as treasury stock.

Listed shares

In Russia, MMC Norilsk Nickel shares were traded on the RTS, MICEX and the St.-Petersburg Stock Exchange. The Company's shares has the following tickers:

- RTS: GMKN (classical market) and GMKNG (exchange market);
- MICEX: RU14GMKN0408 (4th issue) and RU14GMKN0507 (5th issue); and
- St.-Petersburg Stock Exchange: GMKNG.

In June 2001, the Company signed the depository agreement with the Bank of New York, under which the issue of Level-1 ADRs for MMC Norilsk Nickel shares was initiated. Custodial services for ADR transactions are rendered by ING Bank (Eurasia) ZAO. ADRs are traded:

- Over the counter in the United States (NILSY US);
- On the electronic OTC section of the London Stock exchange (MNOD LI); and
- Listed on the Berlin stock exchange (NNIA GR).

In February 2004, the Russian Federal Commission for the Securities Market ("FCSM") granted an approval to the Group to increase the number of authorized ADRs by 30.4 million. As of the end of April 2005, MMC Norilsk Nickel had a total 76.1 million ADRs outstanding.

The market capitalization of MMC Norilsk Nickel is used in calculation of the key Russian stock indices, such as RTS, MICEX, Interfax, Moscow Times, AK&M, as well as stock indices of the leading international investment institutions and stock exchanges, including the MSCI, CSFB, HSBC, Bank of New York, and the Vienna Stock Exchange.

Performance of MMC Norilsk Nickel shares and selected mining indices

(MMC Norilsk Nickel shares in US dollars, indices adjusted to MMC Norilsk Nickel share price)


MMC Norilsk Nicekl at RTS
Morgan Stanley – Index of global metallurgical and mining companies
HSBC – Index of global mining companies
HSBC – Index of global nickel producers
HSBC – Index of global platinum producers
90.0
80.0
70.0
60.0
50.0
40.0
01.01.04
01.03.04
30.04.04
29.06.04
28.08.04
27.10.04
26.12.04

MMC Norilsk Nickel share price

(in US dollars)

	Minimum	Maximum	At end of the period
RTS share prices*			
2000	6,10	12,05	7,30
2001	6,50	20,85	17,02
2002	15,00	25,00	20,25
2003	20,25	66,00	65,15
2004			
1st quarter	65,15	75,50	75,40
2nd quarter	47,50	81,10	55,50
3rd quarter	45,90	63,90	63,90
4th quarter	44,00	70,00	54,40
ADR Prices at the London Stock Exchange			
2001	10,90	17,05	17,00
2002	15,03	24,85	20,00
2003	19,80	26,70	66,50
2004			
1st quarter	64,80	77,00	76,80
2nd quarter	48,30	82,70	54,80
3rd quarter	43,90	63,50	63,50
4th quarter	43,90	69,90	55,50
ADR price on electronic OTC section of Nasdaq			
2001	10,71	17,50	17,25
2002	14,90	24,75	20,18
2003	20,05	26,60	67,25
2004			
1st quarter	65,30	77,20	77,00
2nd quarter	48,30	83,00	55,50
3rd quarter	44,25	63,50	63,50
4th quarter	43,65	69,75	55,00

** Before the 4th quarter of 2001 – RAO Norilsk Nickel shares, after the 4th quarter 2001 – OJSC MMC Norilsk Nickel*

MMC Norilsk Nickel major shareholders [1]

(Shareholder holding over 1% of MMC Norilsk Nickel shares as of 12 May 2005)

Name of the registered shareholder	Total number of shares, million	% of the total number of shares
The Bank of New York International Nominees[2]	51,5	24,1%
Pharanco Holdings Co.Limited[3]	24,1	11,3%
Bektanco Holdings Co. Limited[3,5]	24,1	11,3%
Dimonsenco Holdings Co. Limited[4]	24,1	11,3%
Rinsoco Trading Co. Limited[4,5]	24,1	11,3%
ZAO Holding Company Interros	14,8	6,9%
UBS AG	5,0	2,3%
Safaiser Investments Ltd [6]	3,3	1,5%
Terpaly Holdings Co. Limited	2,4	1,1%
Total major shareholders	**187,3**	**87,6%**

Notes:

(1) The total number of shareholders registered in the shareholders' register of the Company included 60 924 individuals, 1 004 legal entities and 20 nominee holders.

(2) Excluding the ADRs held by Bektanco and Rinsoco.

(3) The beneficiary of these companies is Mr. V.O. Potanin.

(4) The beneficiary of these companies is Mr. M.D. Prokhorov.

(5) Including the shares converted into ADRs.

(6) Related party of MMC Norilsk Nickel.

Corporate governance report

Board of Directors of MMC Norilsk Nickel[1]

Full name	Job title / Brief biography
Andrey Evgenevich Bugrov	Member of the Board of Directors since 2002. From 1993 to 2002 – Representative of the Russian Federation in the World Bank group, executive director of IBRD and IFC. From 2002 to 2003 - Chairman of the Board of Directors and President of AKB "Rosbank", member of the Board of Directors of OAO "Power machines". From 2002 to 2004 – Deputy Chairman of the Board of Directors of ZAO "Interros". Since 2003 – member of the Board of Directors of OAO "Russian communal systems", director of AIG-Interros RCF Advisor, member of the Board of Directors of OAO AKB "Rosbank", Chairman of the Board of Directors of OAO "Open investments" Since 2004 – managing director of ZAO "Interros", chairman of the Board of Directors of ZAO "Prof-Media", member of the Board of Directors of RAO UES of Russia. Mr. Bugrov is 53.
Guy de Selliers	Member of the Board of Directors since 2002. Since 1994, member of the Board of Solvay S.A. Since 2001 - member of the International Supervisory Council, Fortis Group, and member of the Board of Directors of Wimm Bill Dann. Since 2003, Chairman of the Board of Directors of HB Advisors, member of the Board of Directors of OAO "Furniture company Shatura". Mr. de Selliers is 53.
Vladimir Ivanovich Dolgikh	Member of the Board of Directors since 2001. Pensioner. Since 1997 - Chairman of the Board, "Krasnoyarskoe Zemliachestvo" Society. Mr. Dolgikh is 81.
Andrey Alexandrovich Klishas	Chairman of the Board of Directors since 2001. From 1999 to 2003 - member of the Board of Directors at OAO AKB "Rosbank". From 2000 to 2001, member of the Board of Directors, OAO "Sidanko". Since 2001, General Director and Chairman of the Management Board of ZAO "Holding Company Interros". From 2001 to 2002 - member of the Board of Directors at OAO "Federal Contracting Corporation "Roskhlebprodukt". Since 2002, member of the Board of Directors at ZAO "APK Agros", OAO " Power machines". Since 2004 – Chairman of the Board of Directors at OAO AKB "Rosbank", member of the Board of Directors of ZAO "Interros". Mr. Klishas is 33.
Mikhail Dmitrievich Prokhorov	Member of the Board of Directors since 2003. From 1998 to 2000 – President and Chairman of the Management Board of Unexim bank. From 2000 to 2001, President of OAO AKB "Rosbank". From 2000 to 2002 - member of the Board of Directors of OAO AKB "Rosbank" and ZAO AKB "IFC". Since 2001 - General Director and Chairman of the Management Board of MMC "Norilsk Nickel". Mr. Prokhorov is 40.
Leonid Borisovich Rozhetskin	Member of the Board of Directors since 2002. From 1998 to 2003 - President of LV Finance. From 2000 to 2002 - member of the Board of Directors at CT-Mobile, OAO "Svyazinvest-Media", OAO "National Pay Phone Network". From 2000 to 2003, member of the Board of Directors, OAO "Sonic Duo". From 2002 to 2004, member of the Board of Directors, OAO "Megafon". A Co-founder and Managing Director of "Renaissance Capital". Since 2001 – Adviser to General Director and Deputy Chairman of the Management Board, MMC "Norilsk Nickel" till 2005. Mr. Rozhetskin is 38.

Full name	Job title / Brief biography
Ekaterina Mikhailovna Salnikova	Member of the Board of Directors since 2004. From 1998 to 2001 – member of the Board of Directors, OAO "Sidanko". Since 1998 – member of the Management Board of ZAO "Interros". In 2000, member of the Board of Directors at OAO AKB "Rosbank". From 2000 to 2004 – member of the Board of Directors, ZAO "Prof-Media". Since 2000, member of the Board of Directors at OAO "Power machines". From 2001 to 2003 – member of the Board of Directors, MMC Norilsk Nickel. Since 2003, member of the Board of Directors at OAO "Open investments". Since 2004, member of the Board of Directors at OAO AKB "Rosbank", ZAO "AIC Agros". Ms. Salnikova is 48.
Ronald Freeman	Member of the Board of Directors since 2003. From 1997 to 2000, CEO and vice-chairman of Schroder Salomon Smith Barney. Since 1999 - member of the investment committee of the European Real Estate investment Fund of Doughty Hanson & Company. From 2001 to 2002, CEO of LIpper & Company International. Since 2002 - member of the Board of Troika-Dialog. Since 2003 – member of the Supervisory Board and Audit Committee of PLIVA d.d.. Mr. Freeman is 66.
Heinz Schimmelbusch	Member of the Board of Directors since 2003. Since 1994 – Chairman of the Board and CEO of Allied Resource Corporation (US). Since 1997 - Executive director, partner and founder of Safeguard International Fund (US). From 1998 President, CEO and Member of the Board of Metallurg Holdings, Inc., Chairman of the Board of ALD Vacuum Technologies (Germany). Since 1999 - member of the Board of Directors of Becancour Silicon Inc. Since 2001 – Chairman of the Supervisory Board of Pfal-Flugzengwerke (Germany). Since 2003 - Chairman of the Board and CEO of Timminco Limited (Canada). Mr. Schimmelbusch is 61.

Note:

(1) The Board of Directors was elected by the Annual General Meeting of Shareholders of MMC Norilsk Nickel on 24 June 2004. Ms. Ekaterina Salnikova was newly elected to the Board. The other 8 directors were re-elected.

Management Board of MMC Norilsk Nickel[1]

Full name	Job title / Brief biography
Mikhail Dmitrievich Prokhorov	General Director and Chairman of the Management Board. From 1998 to 2000 – President and Chairman of the Management Board of Unexim bank. From 2000 to 2001, President of OAO AKB "Rosbank". From 2000 to 2002 - member of the Board of Directors of OAO AKB "Rosbank" and ZAO AKB "IFC". Member of the Board of Directors since 2003. Mr. Prokhorov is 40.
Igor Anatolievich Komarov	Deputy Chairman of the Management Board and Deputy General Director. From 1998 to 2000 - First Deputy Chairman of the Management Board of OAO AKB "National Reserve Bank". From 2000 to 2002 – deputy Chairman of the Management Board of OAO AKB "Savings Bank of the Russian Federation".From 2002 to 2004 – member of the Board of Directors, OAO AKB "Rosbank". Mr. Komarov is 41.
Yuri Alexeevich Kotlyar	Deputy Chairman of the Management Board. From 1997 to 2001 – First Deputy General Director, since 2001 - General Director and Chairman of the Management Board of RAO "Norilsk Nickel". From 1999 to 2003 – member of the Board of Directors and Chairman of the Board of Directors of RAO Norisk Nickel. From 2001 to 2002 – General Director of OAO "Gipronickel". Mr. Kotlyar is 67.
Ralph Tavakolian Morgan	Deputy Chairman of the Management Board (since August 2004) and Deputy General Director. From 1995 to 2004 – project manager, a partner with the Moscow office of McKinsey&Co. Mr. Morgan is 36.
Leonid Borisovich Rozhetskin	Deputy Chairman of the Management Board and adviser to General Director (until January 2005). From 1998 to 2003 – President of LV Finance. From 2000 to 2002 - member of the Board of Directors at CT-Mobile, OAO "Svyazinvest-Media", OAO "National Pay Phone Network". From 2000 to 2003, member of the Board of Directors, OAO "Sonic Duo". From 2002 to 2004, member of the Board of Directors, OAO "Megafon". A Co-founder and Managing Director of "Renaissance Capital". Member of the Board of Directors of MMC Norilsk Nickel since 2002. Mr. Rozhetskin is 38.
Jacque Iosifovich Rozenberg	Deputy Chairman of the Management Board and Deputy General Director. From 1998 to 2003, member of the Board of Directors, OAO "Norilskgazprom". From 1998 to 200 – Deputy General Director of RAO Norilsk Nickel. Member of the Board of Directors of Norilskgazprom, Chairman of the Scientific and Technical Council of MMC "Norilsk Nickel" Mr. Rozenberg is 62.
Maxim Valerievich Finsky	Deputy Chairman of the Management Board and Deputy General Director. From 2000 to 2002 – member of the Board of Directors of AKB "Mezhdunarodnaya Finansovaya Companiya". From 2001 to 2002 – Chairman of the Board of Directors of OAO "Babaevsky confectionery concern". Member of the Board of Directors of Murmansk Shipping Company. Since 2002, member of the Board of Directors of International Platinum Association. Since 2004, Chairman of the Board of Directors of Metal Trade Overseas (Switzerland). Mr. Finsky is 39.
Johnson Talovich Khagazheev	First Deputy General Director and First Deputy Chairman of the Management Board (until March 2004). Before 2002, General Director of Zapolyarny branch of MMC "Norilsk Nickel". From 2002 to 2003 – member of the Board of Directors of OAO Kola MMC and OAO "Krasnoyarsk precious metals refining plant". From 2001 to 2002 – member of the Board of Directors of OAO "Murmansk shipping company" and OAO "Novolipetsk metallurgical plant". Mr. Khagazheev is 64.

Note:

(1) In March 2005, Mr. Denis Morozov, Deputy General Director of MMC Norilsk Nickel responsible for corporate and legal affairs was elected to the Management Board of MMC Norilsk Nickel.

Members of the Board of Directors and the Management Board – ownership of MMC Norilsk Nickel shares

Name and position	Number of shares	% of issued share capital
M.D. Prokhorov General Director and Chairman of the Management Board	800 000(1)	0.374 (1)
I.A.Komarov Deputy Chairman of the Management Board	7 895	0.0037%
J.I. Rozenberg, Deputy Chairman of the Management Board	897	0.0004
V.I. Dolgikh, Member of the Board of Directors	479	0.0002
Total held by members of the Management Board and the Board of Directors	**809 271**	**0.3783**

Notes:
(1) Not including shares in beneficial ownership (see page 83).

Declaration on Corporate Governance

MMC Norilsk Nickel declares its intention to follow the standards and recommendations in the area of corporate governance laid out in the Code of Corporate Conduct issued by the Federal Commission for the Securities Market (FCSM Code). MMC Norilsk Nickel's shareholders approved changes to the Company's charter and by-laws to ensure compliance with of the FCSM Code at the Annual General Meeting of Shareholders held on 30 June 2002.

The FCSM Recommendations are categorized as follows: the General Meeting of Shareholders; Board of Directors; executive bodies; Corporate Secretary; major corporate actions; disclosure of information; control over financial and economic operations; dividends; and resolution of corporate conflicts.

Except for a number of provisions and recommendation of the Code described at the end of this report, the Company follows all significant provisions and recommendations of the FCSM Code. The principal provisions on the implementation of the FCSM Code are given below.

In accordance with the Methodical recommendations approved by the Ruling of the FCSM No. 03-849/r dated 30 April 2003, the Company prepared a report on compliance with the FSCM Code. The compliance report is disclosed in Appendix #1 of this annual report.

Board of Directors

In accordance with the requirements of the Federal Law "On Joint Stock Companies" the Board of Directors of MMC Norilsk Nickel is elected by an Annual General Meeting of shareholders for one year term. The Board of Directors is comprised of 9 directors.

The Annual General Meeting of shareholders of MMC Norilsk Nickel held on 24 June 2004 elected the new Board of Directors with 8 directors being re-elected:

- Andrey V. Bugrov;
- Guy de Selliers;
- Vladimir I. Dolgikh;
- Andrey A. Klishas (re-elected as the Chairman of the Board);
- Michael D. Prokhorov;
- Leonid B. Rozhetskin;
- Ronald Freeman; and
- Heinz Schimmelbusch.

Ekaterina M. Salnikova, member of the Management Board of LLC Interros was newly elected to the Board. Vladimir S. Lisin was not re-elected.

To comply with the recommendation set forth in Chapter 3 of the FCSM Code four directors out of nine are considered by the Company as independent directors: Guy de Selliers, Vladimir I. Dolgikh, Ronald Freeman and Heinz Schimmelbusch.

Attendance by the Directors in person of the Board Meetings held in 2004

Director	Number of meetings(1)	Number of meetings attended
Andrey E. Bugrov	6	5
Guy de Selliers	6	6
Vladimir I. Dolgikh	6	5
Andrey A. Klishas	6	6
Vladimir S. Lisin(2)	2	0
Michael D. Prokhorov	6	5
Leonid B. Rozhetskin	6	6
Ronald Freeman	6	5
Ekaterina M. Salnikova(3)	4	3
Heinz Schimmelbusch	6	5

Notes:

(1) Number of meetings of the Board of Directors held in person, which a director was eligible to attend.

(2) Was not elected to the Board of Directors at the Annual General Meeting of Shareholders on 24 June 2004.

(3) Elected to the Board of Directors at the Annual General Meeting of Shareholders on 24 June 2004.

In 2004, in addition to 6 in person meetings, the Board of Directors adopted resolutions in 41 in absentia meetings, requiring voting by ballot.

In 2004, the Board reviewed regularly financial matters, in particular, the consolidated annual accounting statements prepared in accordance with Russian Accounting Standards for 2003, consolidated budget for 2004, audited consolidated annual financial statements for 2003 prepared in compliance with IFRS, and quarterly reports for 3, 6 and 9 months of 2004 prepared in compliance with IFRS.

In 2004, the Board regularly reviewed acquisitions/sales of assets and companies, and the Group's participation in the shareholders' capital of other companies. The Board of Directors also considered debt financing, including bank loans and the first Eurobond issue.

Pursuant to the current legislation, the Board of Directors reviewed interested party transactions. In 2004, 45 interested party transactions were approved, of which the Group entered into 38 arm-length transactions at market terms with OJSC AKB Rosbank as part of the Group's regular business operations and 7 transactions at market terms represented intra-group transactions with subsidiaries and associates.

In compliance with the FCSM Resolution No. 17/ps dated 31 May 2002, a list of interested party transactions approved by the Board of Directors in 2004 is disclosed in this annual report (see Appendix 2).

Audit Committee of the Board of Directors

In accordance with best global corporate governance practices the Board of Directors decided to establish an Audit Committee of the Board of Directors in October 2004. The Committee's responsibilities include preliminary review of financial and operating results of the Group, primarily the matters related to the Group's interaction with the external auditors and consideration of the IFRS financial statements, as well as to monitor and assess the effectiveness and efficiency of the internal control procedures.

The Audit Committee is comprised of 3 members :

- Guy de Selliers – independent director (Chairman of the Audit Committee);
- Andrey Bugrov – representative of LLC Interros;
- Ekaterina Salnikova – representative of LLC Interros.

The Audit Committee of the Board of Directors has commenced its regular activities in 2005.

Corporate Secretariat

In March 2004, the Board of Directors approved the resignation of Vladimir Zhukov, the Corporate Secretary of the Company and appointed Mikhail Sosnovsky to this position.

The Board of Directors also approved the Regulations on the Corporate Secretariat.

Liability insurance

In accordance with international corporate governance practices, the Company purchased directors and officers liability insurance policy from AIG and an additional liability insurance policy through Marsh insurance broker from Liberty Mutual Insurance with a total liability limit of USD 20 million.

Disclosure

The Group strives towards maximum transparency in its operations limited only by applicable legislation, specifically the legislation on state secrets and competitive environment.

The Company also seeks to ensure equal and timely access to the information disclosed for its shareholders and investors. The most important source of information disclosure is the Company's Internet site www.nornik.ru, which contains press releases, management presentations at conferences, RAS and IFRS interim financial statements, quarterly financial statements and reports on material events' to FCSM.

Notices of a General Meeting of Shareholders with the basic information, including time, venue and the format of holding the meeting, the agenda, and the minutes of the General Meeting of Shareholders are available on the Company's website.

Another important source of information disclosure is the annual report freely available on the Company's Internet site. The Company seeks to follow the best international industry practices in respect of the presentation and contents of the annual report.

To cover the most important events, such as issue of IFRS financial statements and major corporate transactions, the Company holds special telephone conferences for investors and equity analysts.

In accordance with the Russian Federation Law "On State Secrets" and Russian Federation Presidential Decree "On Approving a List of Data Recognized as State Secret", the Group is prohibited from disclosing its physical production volumes and mineral reserves. Following the amendments to these laws, the Company has been allowed to audit its base metal reserves of the Oktyabrskoe and Talnakh deposits, located in the Taimyr Peninsula and the Zhdanovskoe deposit, located in the Kola Peninsula, in accordance with international standards and to disclose the reserves information in this annual report.

The decree of the President of the Russian Federation dated 3 March 2005 No. 243 introduced changes to the list of classified information as directed by the Federal Law "On amending article 5 of the Law of the Russian Federation "On State Secret" dated 11 November 2003 No. 153-FZ, which came in force on 18 April 2004. The President's decree has removed the information on projected and factual PGMs production volumes, cost of production, ore reserves and mineral resources, as well as PGM export data from the list of classified information. Subject to introducing the necessary amendments to related by-laws regulating the state secrecy of PGMs, which are expected in the course of 2005, the Group is planning to disclose this information.

Insider information

In December 2004, the Board of Directors adopted the Regulations on Insider Information, establishing the procedure and criteria for ranking information as insider information, restrictions on the use of insider information and liability for unlawful use of insider information.

Audit of annual RAS financial statements

Audit of the Group's 2004 RAS financial statements have been performed by Rosexpertiza.

Audit of IFRS consolidated annual financial statements

The consolidated annual financial statements of the Group were prepared in accordance with the International Financial Reporting Standards ("IFRS"). Deloitte & Touche were appointed by management to perform an audit of the consolidated annual financial statements for the years ended 31 December 2004, 2003, and 2002 and to perform a review of the consolidated annual financial statements for the year ended 31 December 2001, in accordance with International Standards on Auditing ("ISA") and to express an opinion in accordance with ISA on these consolidated annual financial statements.

The Group, for the first time, also prepared consolidated interim financial statements for Q1 (31 March 2004) and Q2 (30 June 2004), which were reviewed by Deloitte&Touche in accordance with International Standard on Review Engagements ("ISRE") 2400 – "Engagements to Review Financial Statements", and published. The Group also prepared consolidated interim financial statements for Q3 (30 September 2004), which were not reviewed by Deloitte&Touche and were not published, but were purely used for internal purposes.

Audit of metal reserves

Base metal reserves at Oktyabrskoe and Talnakh deposits located in the Taimyr Peninsula and Zhdanovskoe deposit located in the Kola Peninsula were audited by an independent consultant, Micon International in accordance with the principles of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code).

Audit of the gold deposits developed by Polus and its subsidiaries as well as the deposits, where Polus or its subsidiaries had as of 31 December 2004 geological exploration and development licenses, except for Verninskoe deposit, which was acquired in February 2005, has been prepared by an independent consultant, SRK Consulting. The reserves and resources audit have been prepared in accordance with JORC code principles.

Review of metals' reserves at the deposits developed by Stillwater in Montata, USA, has been prepared by an independent consultant, Behre Dolbear & Company in accordance with requirements of the US Securities and Exchange Commission (the "SEC").

Dividends

In 2002, the Board of Directors approved a dividend policy for the Group. According to the dividend policy, 20-25% of IFRS net after tax income should be distributed in the form of dividends.

Based on the 9 months of 2004 financial results, an Extraordinary General Meeting of shareholders approved the distribution of interim dividends in the amount of USD 1.46 (RUR 41.4) per share. The interim dividends were paid in December 2004.

The Board of Directors has also proposed to the Annual General Meeting of shareholders scheduled on 30 June 2005 to approve the total for 2004 of USD 2.47 (RUR 69.4) per share, that includes the interim dividends previously paid. Subject to the shareholders' approval the additional distribution of dividends to shareholders will amount to approximately USD 200 million. The Board of Directors expects that total dividends for 2004, including both the interim and the annual payouts, will exceed the upper limit set by the Group's dividend policy, which is to distribute 20-25% of the Group's reported IFRS net profit to dividends.

The Board of Directors nevertheless confirms that the dividend policy of the Company approved by the Board of Directors in 2002 remains unchanged.

Consolidated annual financial statements of OJSC MMC Norilsk Nickel for the year ended 31 December 2004

IFRS financial statements of MMC Norilsk Nickel is available in a separate file on the Company's web site (www.nornik.ru) in Shareholders/Financial documents

Information for shareholders

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on 30 June 2005 in Moscow at 49, Leningradsky prospect. Registration of the participants of the Annual General Meeting of Shareholders of OJSC MMC Norilsk Nickel will start on 30 June 2005 at 9-00.

Registrar of MMC Norilsk Nickel

The register holder of the Company is ZAO National Registration Company.

ZAO National Registration Company operates under FCSM License No. 10-000-10-00252 dated 6 September 2002 effective indefinitely.

Address	:	121357, Moscow, ul. Veresaeva, 6
Telephone	:	(095) 440-63-45
Fax	:	(095) 440-63-55
E-mail	:	nrc@relline.ru, info@nrcreg.ru

Shareholders' assistance offices

Address	Telephone	E-mail address	MMC Norilsk Nickel representative
16 Leninsky Prospect, Norilsk, Krasnoyarsk Krai, 663301	(3919) 46-28-64	Nornrc.zaonrc@Norcom.ru info@nrcreg.ru	Natalya V. Plotnikova
45-a Metallurgov Prospect, Monchegorsk, Murmansk Oblast, 184500	(81536) 7-28-01 7-23-13	Ergardt@monb.com info@nrcreg.ru	Tatyana I. Filipova
1-a Lenina Street, Zapolyarny, Murmansk Oblast, 184415	(81554) 7-89-01	Filial_Zapolar@monb.com	Kostareva Irina Yurievna
15 Bograda Street, Krasnoyarsk, 660049.	(3912) 59-18-09	Nornic@nornik.krsn.ru	Mikhailov Vladimir Anatolievich

Contacts

Regarding share ownership, the shareholders should contact the registrar of MMC Norilsk Nickel and shareholders' assistance offices at the phone numbers listed above.

Shareholders may also contact the Investor Relations Department at (095) 797-82-44 or write to:

Head of Investor Relations Department
OJSC MMC Norilsk Nickel
22 Voznesensky Per., Moscow, 123104, Russia

The Internet site of MMC Norilsk Nickel is www.nornik.ru

Appendix 1. Report on compliance with the Corporate Governance Code of the Federal Commission for the Securities Market[1]

Provision of the Code of Corporate Governance	Compliance[2]	Notes
General meeting of the shareholders		
1. Not less than 30 days prior notice of the General Meeting given to shareholders regardless of the issues on the agenda, unless legislation provides for a longer notice	Complied	According to Clause 7 of the Regulation on the General Meeting, "Notice of the meeting shall be given to shareholders in the manner and in time determined by the Federal law and the Charter of the Company". According to the Charter, Clause 5.4, Para. 1: "Notice of the General Meeting shall be published in Izvestia newspaper, in Rossiyskaya Gazeta newspaper and in Taimyr newspaper not later than 30 days prior to the General Meeting. If a General Meeting is held by vote in absentia, notice of the Meeting shall be given in the above publications at least 30 days prior to the deadline for the collection of ballots".
2. Access of the shareholders to the list of persons entitled to attend the General Meeting, starting from the date of announcement of the General Meeting until the closing of the General Meeting held in person, and in the case of a General Meeting held by correspondence – until the deadline for the collection of voting ballots	Complied	In accordance with Article 51 of the Law "On Joint Stock companies" Clause 12 of the Regulation on the General Meeting stipulates that the "Access to the list of persons authorized to participate in the Meeting shall be made available by the Company at the request of persons included in such list and having at least 1 percent of votes".
3. Access of the shareholders to information (materials) to be provided during the preparation for the General Meeting through electronic media, including the Internet	Complied	The shareholders have access to such materials 20 days before the date of the General Meeting at shareholder assistance offices – ZAO "NRK", and at the Company (including through electronic media and the web).
4. Possibility for a shareholder to put an issue on the agenda of the General Meeting or require a General Meeting to be called without presenting an extract from the shareholder register where title to shares is recorded in the shareholder register system, and by presenting only a statement from the depot account where title to shares is recorded in a depot account	Complied	When collecting proposals for the agenda of the General Meeting, including those regarding the candidates to the Board of Directors, the Company requests confirmation from the shareholder register on its own.
5. The Charter or internal By-laws of the company contain a requirement on obligatory presence of the General Director, members of the Management Board, members of the Board of Directors, members of the audit commission and the external auditor of the company at the General Meeting	Not complied	Such persons are actually present at the General Meetings held by the Company; however the Charter and By-laws have no provisions stipulating their responsibility to be present at the General Meetings.
6. Obligatory presence of the nominees for the positions of members of the Board of Directors, the General Director, members of the Management Board, members of the audit commission and external auditor during consideration by the General Meeting of their election and appointment	Complied	According to Article 29 of the Company's Regulation on the General Meeting "if the agenda of the Meeting includes election of the directors and/or approval of the auditor the persons included in the list of nominees for director voting and/or authorized representatives of the auditors (auditor) proposed for approval by the Meeting should be necessarily invited to the Meeting". According to Clause 6.3.3.9 of the Charter, formation and termination of authorities of the executive bodies of the Company are included in the competence of the Board of Directors.

Provision of the Code of Corporate Governance	Compliance[2]	Notes
		As a rule, nominees to the Board of Directors and to the Audit commission are present at the General Meetings of shareholders, when their election is considered, however the Charter and By-laws have no provisions stipulating their obligation to be present at the General Meetings.
7. By-laws of the company establish a registration procedure for the participants in the General Meeting	Complied	According to Clause 19 of the Company's Regulation on the General Meeting "the Registrar of the Company exercising the functions of the Counting Commission, verifies the authorities and registers persons participating in the Meeting… " and the time of the start of the registration is determined by the Board of Directors (Regulation on the General Meeting, Clause 4)
Board of Directors		
8. The Charter of the company provides for the authority of the Board of Directors to approve annual financial and operating plans	Complied	Charter of the Company, Clause 6.3.3.1.
9. The company has a risk management procedure approved by the Board of Directors	Complied	According to Clause 6.3.3.35 of the Charter the competence of the Board of Directors includes "Identification of main risks related to Company operations and implementation of measures and procedures to control such risks". The Company has a Financial Risk Management Policy in place, which was approved by the Board of Directors (Minutes No. GMK/15-pr-sd of 1 June 2004)
10. The Charter of the company provides for the right of the Board of Directors to take a decision on suspending the authorities of the General Director appointed by the General Meeting	Complied	Charter of the Company, Clause 6.3.3.9.
11. The Charter of the company provides for the right of the Board of Directors to establish requirements to the qualifications and the level of compensation of the General Director, members of the Management Board, and managers of the key structural divisions of the company	Complied	Charter of the Company, Clauses 6.3.3.9, 6.3.3.27, 6.3.3.28, 6.3.3.30, 6.3.3.31, 6.3.3.32. The Board of Directors has such authorities in respect of the General Director, members of the Management Board, staff of the Internal audit service and the Corporate Secretary.
12. The Charter of the company provides for the right of the Board of Directors to approve the terms of the contracts with the General Director and members of the Management Board	Complied	Charter, Clause 6.3.3.9.
13. The charter and by-laws of the company contain a requirement that votes of the members of the board of directors who act as the general director and members of the management board should not be taken into account when the terms of the contracts with the general director (managing entity, manager) and members of the management board are approved	Complied	Charter, Clause 6.2.5.

Provision of the Code of Corporate Governance	Compliance(2)	Notes
14. The Board of Directors includes at least 3 independent directors meeting the requirements of the Code of Corporate Conduct	Complied	The Board includes 4 independent directors.
15. There are no persons on the Board of Directors recognized guilty of committing offences in the sphere of economic activity; against the government, against interests of the federal, regional and local government service; or that have been subjected to administrative penalties for offences in the sphere of entrepreneurial activities or in the sphere of finance, taxes and levies and the securities market.	Complied	According to Clause 5.3 of the Charter, proposals made by shareholders regarding candidates to the Board of Directors should include, among other, the following information on such candidates: - past convictions for crimes in the economic sphere and crimes against government.
16. There are no persons on the Board of Directors who serve as members, the General Director (manager), members of the management body or employees of any competitor of the company	Complied	Regulation on the Board of Directors, Clause 1.5.
17. The Charter of the company contains a requirement that the Board of Directors be elected by cumulative vote	Complied	According to Clause 6.1.2 of the Charter "Members of the Board of Directors shall be elected by the Annual Meeting in the manner contemplated by the Federal Law". In accordance with Par. Clause 4 of Article 0.66 of the Law "On Joint Stock Companies" members of the Board of Directors are elected by cumulative vote.
18. By-laws of the company include the obligation of the members of the Board of Directors to refrain from any actions that will or may potentially lead to a conflict of interests with the company, and in the case of such conflict - their obligation to disclose information on such conflict to the Board of Directors	Complied	Regulation on the Board of Directors, Clause 4.1.
19. By-laws of the company provide for the obligation of the members of the board of directors to notify the board of directors in writing of their intention to perform any transactions and disclose information on any transactions performed with securities of the company or subsidiaries (associates) of the company	Complied	Regulation on the Board of Directors, Clause 4.1.
20. By-laws of the company contain a requirement that a meeting of the Board of Directors should be held at least once in six weeks	Complied	Charter, Clause 6.2.2. Regulation on the Board of Directors, Clause 3.1
21. Meetings of the Board of Directors of the company were held at least once in six weeks in the year for which the annual report is presented	Complied	In 2004, the Board held 34 meetings, including voting by ballot at least once in every six weeks.
22. By-laws of the company establish a procedure for the conducting of the meetings of the Board of Directors	Complied	Regulation on the Board of Directors, section 3 "Meetings of the Board of Directors of the Company".

Provision of the Code of Corporate Governance	Compliance[2]	Notes
23. By-laws of the company include a provision on the need to have approval of the Board of Directors for the company's transactions amounting to 10 and more percent of the company's assets value, other than transactions performed in the ordinary course of business	Complied	Charter, clause 6.3.3.34. According to Clause 6.3.3.34. of the Charter the Board of Directors decides on any transactions for an amount of 2 (two) and more percent of the carrying value of the Company's assets.
24. By-laws of the company provide for the right of the members of the Board of Directors to receive information necessary for the performance of their functions from the executive bodies and managers of the key structural divisions, and liability of the latter for non-provision of such information	Complied	Regulation on the Board of Directors, Clause 1.6 Meantime, By-laws of the Company have no provisions establishing liability for failure to provide such information.
25. There is a strategic planning committee of the Board of Directors or functions of such committee are assigned to some other committee (other than the Audit Committee or the personnel and compensation committee)	Not complied	According to the Company's Charter the competence of the Board of Directors includes "Identification of priorities in the operations of the Company, the vision and strategy for the development of the Company and approaches to their implementation". The Charter (Clause 6.3.3.39) and Regulation on the Board of Directors (Clause 1.8) provide for possible creation of committees of the Board of Directors.
26. There is a committee (audit committee) of the board of directors that recommends an external auditor to the board of director and communicates with the external auditor and the internal audit service of the company	Complied	The Charter (Clause 6.3.3.39) and Regulation on the Board of Directors (Clause 1.8) provide for possible creation of committees of the Board of Directors, including "Audit Committee, Nomination and Compensation Committee, etc)" On 8 October 2004, the Board of Directors approved the Regulation on the Audit Committee of the Board of Directors of MMC Norilsk Nickel. On 2 December 2004, the Board of Directors elected the following persons to the Committee: Guy de Selliers (Chairman), A.E.Bugrov, E.M.Salnikova. In accordance with Clause 2.3.1 of the Regulation on the Audit Committee of the Board of Directors, the following matters (along with other powers) fall within the Committee's competence: - preparation of recommendations for selection of an independent auditor for the Board of Directors; - interaction with the Company's Auditing Commission.
27. The Audit Committee includes only independent and non-executive directors	Complied	In accordance with Clause 3.2 of the Regulation on the Audit Committee of the Board of Directors, "the Audit Committee may include only independent (meeting independence criteria set out in Clause 6.2.8 of the Charter of the Company) and non-executive (those who are not the sole executive body of the Company and (or) members of the collective executive body of the Company) members of the Board of Directors". The Audit Committee is chaired by an independent director, with two other non-executive directors serving on the Committee. ...

Provision of the Code of Corporate Governance		Compliance[2]	Notes
28.	The Audit Committee is chaired by an independent director	Complied	In accordance with Clause 3.4 of the Regulation on the Audit Committee of the Board of Directors, "the Audit Committee may be chaired only by an independent member of the Board of Directors".

	Provision of the Code of Corporate Governance	Compliance(2)	Notes
			On 2 December 2004, the Board of Directors elected Mr. Guy de Selliers, an independent director, the Chairman of the Audit Committee of the Board of Directors.
29.	By-laws of the joint stock company provide for the access of all the members of the Audit Committee to any documents and information of the company subject to non-disclosure of confidential information	Complied	Regulation on the Board of Directors (Clause 1.6 and 1.5) provide for the right of all directors to "obtain any information relating to the activities of the Company from any divisions and functions of the Company" and the responsibility of the directors "not to disclose confidential information that became known to them about the activities of the Company and not to disclose insider information". Regulation on the Audit Committee of the Board of Directors (Clause 6.2) provide for the right of members of the Committee "to request information and documents pertaining to matters within the competence of the Committee from the Board of Directors, the Management Board, the General Director, the Auditing Commission and auditor of the Company".
30.	There is a committee (nomination and compensation committee) of the Board of Directors that is responsible for the determination of the criteria for the selection of candidates to the Board of Directors and development of the company's compensation policies	Not complied	The Charter (clause 6.3.3.39) and Regulation on the Board of Directors (clause 1.8) provide for possible creation of committees under the Board of directors, including "audit committee, personnel and compensation committee, etc)" Currently the Company considers creating committees of the Board of Directors.
31.	The personnel and compensation committee is headed by an independent director	N/a	The Company does not have Nomination and Compensation Committee of the Board (see explanations above for p. 30). Yet, in accordance with Clause 1.8 of the Regulation on the Board of Directors "... Committees under the Board of Directors shall be headed by members of the Board of Directors that are not members of the executive bodies of the Company, and they shall include independent directors".
32.	There are no executives of the company in the personnel and compensation committee	N/a	The Company does not have Nomination and Compensation Committee of the Board (see explanations above for p. 30).
33.	There is a risk committee of the Board of Directors or functions of such committee are assigned to some other committee (other than the Audit Committee or the personnel and compensation committee)	Not complied	The Company does not have a risk committee of the Board of Directors. The Charter (Clause 6.3.3.39) and Regulation on the Board of Directors (Clause 1.8) provide for possible creation of committees of the Board of Directors, including "Audit Committee, Nomination and Compensation Committee, etc)"
34.	There is a committee for the settlement of corporate conflicts of the Board of Directors or functions of such committee are assigned to some other committee (other than the Audit Committee or the personnel and compensation committee)	Not complied	The Company does not have a committee of the Board of Directors for the settlement of corporate conflicts. The Charter (Clause 6.3.3.39) and Regulation on the Board of Directors (Clause 1.8) provide for possible creation of committees of the Board of Directors, including "Audit Committee, Nomination and Compensation Committee, etc)"

Provision of the Code of Corporate Governance		Compliance[2]	Notes
35.	There are no executives of the company in the committee for the settlement of corporate conflicts	N/a	The Company does not have committees of the Board of Directors.
36.	The committee for the settlement of corporate conflicts is headed by an independent director	N/a	The Company does not have committees of the Board of Directors.
37.	The company has internal By-laws approved by the Board of Directors providing for the procedure of formation and operation of the committees of the Board of Directors	Complied	The Company currently has only an Audit Committee of the Board of Directors. The Committee formation and operation procedures are set out in the Regulation on the Audit Committee of the Board of Directors, approved by the Board of Directors (Minutes No. GMK/32-pr-sd of 8 October 2004).
38.	The Charter of the company provides for a procedure to determine the quorum of the board that would ensure obligatory participation of independent directors at the board meetings	Complied	Charter, Clause 6.2.8.
Executive bodies			
39.	The company has a collective executive body (Management Board)	Complied	Charter of the Company, section 7 "Executive bodies of the Company"
40.	The Charter or By-laws of the company contain provisions on the need to have approval of the Management Board for real estate transactions and loans received by the company unless such transactions are major deals or are performed in the ordinary course of business	Complied	Charter, Clauses 7.8.3., 6.3.3.34 and 6.3.3.29
41.	The By-laws of the company establish procedures for the approval of transactions which are outside the scope of the company's financial and operational plan	Complied	According to Clause 6.3.29 of the Charter of the Company, competence of the Board of Directors includes "Decision on incurring expenses in the amount exceeding the rouble or foreign currency equivalent of five million US dollars at the RF Central Bank exchange rate at the decision date for the purposes not provided for by the Company budget." This issue is brought for consideration of the Board of Directors using the standard procedure established at the Company for the raising the issues for consideration by the Board of Directors.
42.	There are no persons in the executive bodies who serve as members, the General Director (manager), members of the management body or employees of any competitor of the company	Complied	The recommendation is Complied; however, the Charter and By-laws of the Company contain no provisions that would require compliance with the limitations established by the recommendations from the members of the Company's executive bodies.
43.	There are no persons in the management bodies recognized guilty of committing offences in the sphere of economic activity; against the government, against interests of the federal, regional and local government service; or that have been subjected to administrative penalties for offences in the	Complied	The recommendation is Complied; however, the Charter and By-laws of the Company contain no provisions that would require compliance with the limitations established by the recommendations from the members of the Company's executive bodies.

	Provision of the Code of Corporate Governance	Compliance[2]	Notes
	sphere of entrepreneurial activities or in the sphere of finance, taxes and levies and the securities market. If the functions of the sole executive body are performed by a managing entity or a manager – whether the General Director and members of the Management Board of the managing entity or manager meet the requirements established for the General Director and members of the Management Board of the company		
44.	The Charter or By-laws of the company contain a prohibition for the managing entity (manager) to perform similar functions for a competitor or have any other property relations with the company other than the provision of management services	N/a	The functions of the sole executive body of the Company have not been transferred to a managing organization (manager).
45.	The By-laws of the company include the obligation of the members of the executive bodies to refrain from any actions that will or may potentially lead to a conflict of interests with the company and in the case of such conflict - their obligation to inform the Board of Directors on such conflict	Not complied	The By-laws of the Company do not provide for such obligation. Meantime, according to the Charter (Clause 7.9) "The General Director and members of the Managing Board, in exercising their rights and responsibilities, shall act in the interests of the Company, and exercise their rights and responsibilities in respect of the Company faithfully and reasonably..."
46.	The Charter or By-laws of the company contain criteria for the selection of the managing entity (manager)	N/a	The functions of the sole executive body of the Company have not been transferred to a managing organization (manager).
47.	Executive bodies provide monthly reports on their activities to the Board of Directors	Not complied	Reports on the Company's operations are provided to the Board of Directors on a quarterly basis.
48.	The contracts made by the company with the General Director (managing entity, manager) and members of the Management Board stipulate liability for violation of the provisions on the use of confidential and insider information	Complied	In accordance with Clause 9.5 of the Charter, "Members of executive bodies of the Company shall be liable for disclosure of confidential and insider information in accordance with the current legislation of the Russian Federation". In accordance with Clause 7.9 of the Charter, General Director and members of the Management Board "shall be liable to the Company for losses incurred by the Company as a result of their wrongful acts (omissions) in accordance with the laws of the Russian Federation". In accordance with Clause 6.1 of the Regulation on Insider Information, for unlawful disclosure and use of insider information of the Company, General Director and members of the Management Board "shall be held liable in accordance with the current legislation, by-laws of the Company and the terms of agreements concluded with the Company".
Secretary of the Company			
49.	There is a special official in the company (company secretary) whose function is to ensure that the company's bodies and officials comply with procedural requirements guaranteeing the exercise of the legal rights and interests of the company's shareholders.	Complied	Charter, Clause 6.5.

Provision of the Code of Corporate Governance		Compliance[2]	Notes
50.	The Charter or By-laws of the company prescribe a procedure for the appointment (election) of the company secretary and responsibilities of the company secretary	Complied	Charter, Clauses 6.3.3.32, 6.3.3.33, 6.4., 6.5.
51.	The Charter of the company contains requirements to the candidate for the position of the company secretary	Not complied	These qualifications are not defined in the Charter.
Major corporate actions			
52.	The Charter or By-laws of the company contain a requirement on approval of any major deal before it is concluded	Complied	Charter, Clause 6.6.
53.	Obligatory engagement of an independent appraiser to determine the market value of any property that is subject to a major transactions	Complied	Charter, Clause 6.7.
54.	In the event of acquisition of any large stakes in the company (takeover), the Charter of the company prohibits to take any actions aimed at the protection of interests of the executive bodies (members of such bodies) and members of the Board of Directors, and also such actions that make the position of shareholders worse than their current position (in particular, prohibition of a decision by the Board of Directors to issue additional shares, securities convertible into shares or securities granting right to acquire shares in the company before the end of the expected time of the acquisition of shares, even if the right to take such decision is granted by the Charter)	Not complied	These qualifications are not defined in the Charter.
55.	The Charter of the company contains a requirement on obligatory engagement of an independent appraiser to determine the current market value of shares and potential changes in their market value as a result of takeover	Not complied	Company's shares traded on the leading Russian stock exchanges: RTS and MICEX, and in the form of ADRs over-the-counter on the international stock exchanges, and therefore have current market value.
56.	The Charter of the company contains no exemption of the acquirer from the obligation to offer buyout of the company's ordinary shares (other securities convertible into ordinary shares) to the shareholders upon takeover	Complied	On 24 June 2004, the Annual General Meeting of Shareholders made the decision to exclude the provision from the Charter of the Company (Para. 2 of Clause 4.3) exempting the acquirer (of 30% or more of the Company's shares) to offer buyout of the Company's shares to other shareholders.
57.	The Charter or By-laws of the company contain a requirement on obligatory engagement of an independent appraiser to determine the proportion for the conversion of shares on reorganization	Not complied	This requirement is not defined in the Charter or By-laws of the company.

	Provision of the Code of Corporate Governance	Compliance[2]	Notes
58.	There is an internal document approved by the Board of Directors determining policies and procedures used by the company for the disclosure of information (Regulation on Information Policies)	Not complied	These policies and procedures are in the process of development now.
59.	By-laws of the company contain a requirement to disclose purposes of placement of shares, persons that intend to acquire shares placed, including large stakes, and participation of officials of the company in the acquisition of the shares placed	Not complied	This requirement is not defined in the By-laws of the Company.
60.	By-laws of the company contain a list of information, documents and materials that should be provided to shareholders for the decision on the issues put for the consideration of the General Meeting	Complied	Charter, Clause 5.7; Regulation on the General Meeting, Clause 9.
61.	The company has a web site and regularly discloses information about the company on the web site	Complied	Charter, Clause 5.4.
62.	By-laws of the company contain a requirement to disclose information on the deals of the company with persons that are senior executives of the company in accordance with the Charter, and deals of the company with entities where senior executives of the company directly or indirectly hold 20 or more percent of the share capital or on which such persons may otherwise exercise significant influence	Not complied	This requirement is not defined in the By-laws of the Company. In accordance with the requirements of Clause 1.14 (Para. a and d) of the Regulation on Information Disclosure by Issuers of Emission Securities, approved by Resolution of FCSM of Russia No. 03-32/PS of 2 July 2003, the Company discloses information on a deal with interested parties if the price of the deal is equal to or exceeds 5% of the carrying value of assets of the Company as per its financial statements for the last reporting date before the deal is approved by an authorized body of the Company.
63.	By-laws of the company contain a requirement to disclose information on all transactions that may affect the market value of the company's shares	Not complied	This requirement is not contained in the By-laws of the Company. In accordance with the requirements of the Regulation on Information Disclosure by Issuers of Emission Securities (Clause 1.14, Clause 6.1), approved by Resolution of FCSM of Russia No. 03-32/PS of 2 July 2003, the Company discloses information that may affect the market value of the Company's shares and information in the form of material events reports. Besides, the Company discloses, on a regular basis, information on all significant transactions through dissemination of press-releases and posting information on the corporate web-site.
64.	There is an internal document approved by the Board of Directors on the use of significant information on the activity, shares and other securities of the company and transactions with such shares and other securities, which is not publicly available and the disclosure of which may have material impact on the market value of shares and other securities of the company	Complied	The Regulation on Insider Information, approved by the Board of Directors on 30 December 2004, is in effect in the Company.

	Provision of the Code of Corporate Governance	Compliance[2]	Notes
Control of financial and economic operations of the company			
65.	There are internal control procedures over the financial and operational activities of the company approved by the Board of Directors	Not complied	In accordance with the Company's Charter (Clause 6.3.3.26) the competence of the Board of Directors includes approval of internal control systems and procedures and management information system, however, no internal document that would stipulate specific internal control procedures has been approved by the Board of Directors.
66.	There is a special division in the company ensuring compliance with the internal control procedures (internal control service)	Not complied	The current version of the Charter (Clause 6.3.3.27, 6.3.3.28, 6.3.3.30) provides for the creation of an internal control service at the Company, and includes approval of the requirements to the candidates for officers of the service as well as decision making regarding hiring of the head of such service in the competence of the Board of Directors. The company has a division ensuring compliance with the internal control procedures – the Control and Audit Department, which does not comply with the requirements for the internal control service.
67.	By-laws of the company contain a requirement that the structure and members of the internal control service should be determined by the Board of Directors	Complied	Charter, Clauses 6.3.3.27, 6.3.3.28, 6.3.3.30.
68.	There are no persons in the internal control service recognized guilty of committing offences in the sphere of economic activity; against the government, against interests of the federal, regional and local government service; or that have been subjected to administrative penalties for offences in the sphere of entrepreneurial activities or in the sphere of finance, taxes and levies and the securities market.	N/a	The company has a division ensuring compliance with the internal control procedures – the Control and Audit Department, and its employees satisfy the listed here requirements. However the Company's Control and Audit Department does not comply with the requirements for the internal control service set by the FSCM code.
69.	There are no persons in the internal control service who serve as members of the executive bodies of the company, as well as members, the general director (manager), members of the management bodies or employees of any competitor of the company	N/a	The company has a division ensuring compliance with the internal control procedures – the Control and Audit Department, and its employees satisfy the listed here requirements. However the Company's Control and Audit Department does not comply with the requirements for the internal control service set by the FSCM code.
70.	By-laws of the company establish dates for the submission of documents and materials to the internal control service for the assessment of financial and operational transactions performed, and liability of officials and employees of the company for failure to provide them in time	Not complied	This requirement is not defined in the by-laws of the Company.
71.	By-laws of the company provide for the obligation of the internal control service to communicate any violations detected to the Audit Committee, and where there is no such committee to the Board of Directors	Not complied	This requirement is not defined in the by-laws of the Company.

Provision of the Code of Corporate Governance	Compliance[2]	Notes
72. The Charter of the company contains a requirement on preliminary assessment of the practicality of transactions not envisaged in the company's financial and operational plan (unusual transactions) by the internal control service	Not complied	The Charter of the Company contains no such requirement.
73. By-laws of the company establish a procedure for the agreement of any unusual transactions with the Board of Directors	Complied	According to Clause 6.3.29 of the Charter, the competence of the Board of Directors includes "Decision on incurring expenses in the amount exceeding the rouble or foreign currency equivalent of five million US dollars at the RF Central Bank exchange rate at the decision date for the purposes not provided for by the Company budget". This issue is brought for consideration of the Board of Directors using the standard procedure established at the Company for the raising the issues for consideration by the Board of Directors.
74. There is an internal document determining the procedure of audits of the financial and operating activities by the internal audit service, approved by the board of directors	Complied	Regulation on the Revision commission, section 5 "Procedure of audits (inspections)"
75. The Audit Committee performs an assessment of the auditor's report before it is presented to the shareholders in the General Meeting	Complied	Clause 2.3.1 (e) of the Regulation of the Audit Committee of the Board of Directors provides that it is within the competence of the Audit Committee to "review financial statements and results of audits, discuss them with external auditors and management of the Company before they are presented to the Board of Directors of the Company". In accordance with Clause 5.7 of the Charter, "the results of review of the Auditor's Report, prepared by the Audit Committee" constitute "information (materials) to be made available to persons eligible to participate in a Meeting in the course of preparation for the Meeting".
Dividends		
76. There is an internal document approved by the Board of Directors used as guidance by the Board of Directors in developing recommendations on the size of dividends (Regulation on Dividend Polices)	Complied	Protocol of the Board of Directors No. MMC/18-pr-sd dated 4 June 2002.
77. The Regulation on Dividend Policies contains a procedure for the determination of the minimum share of the net profit of the company used for the payment of dividends, and conditions under which dividends are not paid or are not paid in full on preferred shares for which the size of dividends is determined in the Charter of the company	Complied	Protocol of the Board of Directors meeting No. MMC/18-pr-sd dated 4 June 2002. Recommendations regarding terms of dividend payment on preferred stock are not applicable to the Company due to absence of this class of shares.
78. Publication of information on dividend policies of the company and any amendments thereto in a periodical stipulated in the Charter of the company for publication of announcements on General Meetings, and on the web site of the company in the Internet	Complied	Information on Dividend Policy (when approved by the Board of Directors) was placed on the Company's web site in its annual reports and distributed in the form of a press release; whereas no such information was placed in periodic publications as envisaged by the Charter of the Company.

Note:

(1) This report on compliance with the Code of Corporate Conduct was prepared in accordance with the Methodical recommendations approved by the Directive of the FCSM of Russia No. 03-849/r dated 30 April 2003.

(2) For the purposes of this Report, "complied"/"not complied" answers in respect of a specific provision of the Corporate Governance Code should be interpreted as compliance/non-compliance by the Company with the principal (material) part of the provision in accordance with the Company's Charter or by-laws effective at the time of preparation of this compliance report and/or based on the existing corporate governance practices at the Company. For the purposes of this compliance report, "not applicable" in respect of a specific provision of the Corporate Governance Code should be interpreted as the Code's provision was not applicable to the Company, since the Code's provision refers to an institution/a procedure which do not exist at the Company.

Appendix 2. Interested party transactions of MMC Norilsk Nickel approved by the Board of Directors during 2004

Date of transaction	Description of transaction
	Transactions with OAO AKB "Rosbank"
3.02.2004	Conclusion of Addendum No. 2 to General Agreement on Deposit Transactions №RDK/01/033 of 19.12.01
	Making a deposit of RUR 800 million
	Making a deposit of RUR 500 million
5.02.2004	Conclusion of Addendum No. 2 to General Agreement on Deposit Transactions #VDK/01/018 of 05.06.01
	Conclusion of Addendum No. 2 to General Agreement on Deposit Transactions #RDK/01/019 of 05.06.01
	Conclusion of Addendum No. 2 to General Agreement on Deposit Transactions #VDK/01/032 of 19.12.01
	Conclusion of Addendum No. 2 to General Agreement on Deposit Transactions #VDK/01/034 of 19.12.01
	Conclusion of Addendum No. 2 to General Agreement on Deposit Transactions #VDK/01/035 of 19.12.01
9.02.2004	Making a deposit of RUR 1 billion
10.02.2004	Providing security for obligations of MMC Norilsk Nickel under Bank Guarantee Contract # 515GF/03-V-NN/1233-2003 of 19.12.03 between MMC Norilsk Nickel and ZAO AB Gazprombank
17.02.2004	Making a deposit of RUR 4.7 billion
29.03.2004	Making a deposit of USD 36 million
31.03.2004	Signing a surety agreement for MMC Norilsk Nickel to guarantee the fulfillment of obligations by OOO RB Leasing to OAO AKB Rosbank
	Signing Addendum No. 3 to Contract for opening and maintaining a current account in Russian roubles #14636/RUR/01 of 21 December 1998
5.05.2004	Making a deposit of RUR 800 million
	Making a deposit of RUR 500 million
	Making a deposit of RUR 1 billion
21.06.2004	Making a deposit of USD 36 million
	Making a deposit of USD 55 million
	Signing a partnership agreement
	Signing General Agreement on Deposit Transactions #VDK/2004/
	Signing General Agreement on Deposit Transactions #RDK/2004/
12.07.2004	Making a deposit of USD 100 million
	Making a deposit of USD 100 million
30.07.2004	Making a deposit of RUR 500 million
	Making a deposit of RUR 300 million
	Making a deposit of RUR 500 million
5.08.2004	Making a deposit of RUR 500 million
	Making a deposit of RUR 500 million
20.09.2004	Signing Addendum #OVR/012/04 to Contract # 14636/RUR/01 for cash settlement services of 21.12.1998
	Signing Addendum #OVR/013/04 to Contract for cash settlement services (unnumbered) of 11.07.1997
	Signing Addendum to Surety Agreement No. PR-008/04-HH/430-2004 от 14.04.04
21.09.04	Making a deposit of USD 55 million
23.10.04	Making a deposit of USD 100 million
	Making a deposit of USD 100 million
20.12.2004	Making a deposit of USD 55 million
	Providing security for obligations of MMC Norilsk Nickel under Bank Guarantee Contract # 593GF/04-V-NN/998-2004 of 04.10.04 between MMC Norilsk Nickel and ZAO AB Gazprombank
29.12.2004	Signing a commission agreement
	Other transactions
31.03.2004	Signing an addendum to Contract for rental of office equipment and furniture No. NN/941-2002-RAO/65DG of 31.12.2002 with RAO Norilsk Nickel
5.08.2004	Sublease of non-residential premises to RAO Norilsk Nickel
24.08.2004	Purchase of 9 items of movable property from RAO Norilsk Nickel
11.10.2004	Signing Addendum No. 1 to Lease Contract # NN/851-2002-RAO/60DG of 15.12.2002 with RAO Norilsk Nickel
15.11.2004	Signing of compensation and expense reimbursement agreements with independent director (Guy de Selliers)
	Signing of compensation and expense reimbursement agreements with independent director (Ronald Freeman)
	Signing of compensation and expense reimbursement agreements with independent director (Heinz Schimmelbusch)